Exhibit 99.1

VERMILION ENERGY

GOVERNANCE MATTERS

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

NETHERLANDS · UNITED STATES · AUSTRALIA · CANADA · FRANCE · GERMANY · IRELAND

2015 NOTICE OF MEETING | PROXY STATEMENT AND INFORMATION CIRCULAR

Our Successful Strategy

•	We target to grow our asset base through asset optimization, conventional and unconventional resource development and strategic acquisitions.
•	We seek to deliver modest production growth while providing Shareholders with a reliable and potentially growing dividend.
•	In January 2014, we increased our monthly dividend by 7.5% to $0.215 per share effective for the January 2014 dividend paid on February 18, 2014. This was the third increase to the dividend, which we have never reduced, since its initiation in 2003.
•	In addition to maintaining the monthly cash dividend of $0.215 per share, in February 2015, we amended our Dividend Reinvestment Plan to include a Premium DividendTM Component to preserve the strength of our balance sheet over the near-term.[1]

•	Our operations are focused in three core regions – North America, Europe and Australia – providing diverse commodity exposure and a breadth of opportunity.
•	Our history spans 21 years of successful operations.
•	We are recognized as a premier operator both on and offshore in our regions of operation.

Our Quality Assets

•	We have a rich and diverse inventory of near and long-term growth prospects within each of our operating jurisdictions.
•	We focus on high netback properties.
•	We have a growing portfolio of emerging resource based exploration and development opportunities.

•	Our reserve-life index at December 31, 2014 increased to 13.6 years (based on total proved plus probable reserves and annualized fourth quarter 2014 consolidated production).

Our Proven Leadership

•	Our Board of Directors (“Board”) has been consistently recognized for strong corporate governance. Most recently, Vermilion was the recipient of the 2014 Canadian Coalition for Good Governance (CCGG) Golden Gavel Award for Best Disclosure of Governance Practices and Approach to Executive Compensation by a small or mid-sized issuer.
•	Our management team averages more than 33 years of industry operating experience, led by Lorenzo Donadeo, one of the three co-founders of Vermilion.
•	Over the last five years, Vermilion has generated a compound annualized total return of 16.2% and 33.6% since inception in 1994.
•	Vermilion has been ranked a TopGun energy company by institutional investors in the Brendan Wood International Shareholder Confidence Reports for the last three years.[2] TopGun status is the highest level of confidence attainable in the worldwide survey. In the polls, Shareholders have uniformly accredited Vermilion’s Board, CEO and senior management with TopGun status ranking Vermilion’s strategy, leadership and governance at the highest levels of the confidence index.

Notes:

1.	TM denotes trademark of Canaccord Genuity Capital Corporation.
2.	Brendan Wood International, Global Shareholder Confidence Reports 2014, 2013, 2012.

Executive Summary

Summary

You can find the key highlights of our proxy statement and results for 2014 in the next few pages. Please refer to the remainder of the document for complete information.

Business Highlights

2014 was a successful year for Vermilion.

Financial Performance

Notes:

1.	The financial measure, fund flows from operations is an additional GAAP financial measure (see Advisory Statements on page 8). Further information is available in our Management’s Discussion and Analysis, dated February 27, 2015, of Vermilion’s operating and financial results as at and for three months and year ended December 31, 2014. A copy is available on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov and our website, in the Investor Relations’ section under Reports and Filings at www.vermilionenergy.com.
2.	Vermilion announced a 7.5% increase in the monthly cash dividend to $0.215 per share, commencing with the January 2014 dividend, paid on February 18, 2014.

Shareholder Returns and Financial Stability

•	Minimized the impact to Shareholder value during a significant downturn in commodity prices with total return to Shareholders including dividends, of -4.4% in 2014 as compared to our peer group average, excluding Vermilion, of -38.5%, S&P/TSX Oil & Gas Exploration & Production Index total return of -22.1%, S&P 500 Energy Index of -10% and to an S&P/TSX Composite Index total return of 10.6%
•	Continue to maintain the monthly cash dividend of $0.215 per share, and have announced an amendment to our Dividend Reinvestment Plan to include a Premium DividendTM Component to preserve the strength of our balance sheet over the near-term.[1]

Portfolio and Future Growth

•	Significantly grew Cardium light oil production in Alberta, which averaged over 10,800 barrels of oil equivalent per day (“boe/d”) in 2014, representing a 20% increase from 2013.
•	Nearly tripled Mannville condensate-rich gas production to in excess of 3,900 boe/d in 2014.
•	Completed an acquisition in southeast Saskatchewan which added 1,900 boe/d (based on a late April 2014 closing), creating a new core area in the Williston Basin with multi-horizon, horizontal drilling opportunities.
•	Continued to adhere to our strategy of balanced and diversified growth, increasing our exposure to European natural gas. This included our entry into Germany, where we completed the purchase of a 25% participation interest in a four-partner consortium in February 2014.

Note:

1.	TM denotes trademark of Canaccord Genuity Capital Corporation.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 1

Executive Summary

•	In the Netherlands, we continued our high impact natural gas drilling and development program and grew proved and probable reserves by 3% to 14,196 mboe.[1] In addition, we were awarded the Ijsselmuiden exploration concession consisting of approximately 110,500 gross (66,300 net) undeveloped acres, increasing our undeveloped land base to more than 800,000 net acres.
•	We realized successful entry into new operating areas in Hungary and the United States. The acquisition in the United States provides a significant undeveloped land block for the horizontal development of a promising Turner Sand light oil target. We established an office in Denver, Colorado as the operating headquarters for our new United States business unit and have staffed this business unit with experienced personnel.

Operating Excellence

•	Achieved record average annual production of 49,573 boe/d during 2014, an increase of 21% as compared to 41,005 boe/d during 2013.
•	Achieved continued reserves growth, including an 18% increase in proved reserves to 151.5 mmboe while proved plus probable reserves grew by 24% to 246.9 mmboe.[1]
•	Reserve-life index increased to 13.6 years, from 13.3 years in 2013, based on year-end 2014 proved plus probable reserves and annualized fourth quarter 2014 production.[1]
•	In Canada, we grew production by 34% to 23,001 boe/d as compared to 17,117 boe/d in 2013. We drilled 25.9 net Cardium wells, of which 17 were long-reach wells with horizontal lengths greater than one mile. In the Mannville, we drilled 7.7 net wells and we completed 1.3 net Duvernay horizontal appraisal wells in 2014.
•	In France, we drilled 7.5 net wells, including the completion of a five-well drilling program in the Champotran field. We completed the 160 km2 Champotran 3D seismic project ahead of schedule and under budget.
•	In the Netherlands, we concluded a successful seven (4.7 net) well drilling program and grew production by 8% versus 2013. We also increased our technical staffing levels with a goal to increase activity levels over the next several years to maintain a rolling inventory of projects and develop our extensive land base.
•	In 2014, Vermilion was recognized for excellence in sustainability performance by Corporate Knights.
•	Vermilion ranked second in our peer group for our Carbon Disclosure Project and was named “Aquitain of the Year 2014” by the department of Landes in France.
•	Recognized for excellence in business and governance practices via the Great Place to Work® Institute and Globe and Mail annual Board Games survey.
•	Received the 2014 Governance Gavel Award for “Best Disclosure of Governance Practices and Approach to Executive Compensation” from Canadian Coalition for Good Governance (“CCGG”).

Board of Directors Appointments

•	Mr. Kevin Reinhart and Ms. Catherine Williams were appointed to the Board of Directors on February 27, 2015.

Note:

1.	All reserves were evaluated by GLJ Petroleum Consultants Ltd., in a report dated February 6, 2015 with an effective date of December 31, 2014.

Page 2 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Executive Summary

Compensation Highlights

The compensation of our Named Executive Officers (“NEOs”), who we also refer to as “executives” in this document, reflects our strong results in 2014 and current market conditions.

Comparing Shareholder Value and Executive Compensation

The chart shows the trend in total compensation paid to our NEOs, which tracks closely to the strength of our performance. The exception is 2014, where our compensation rose slightly, even though total Shareholder value went down. This anomaly was due in part to the timing of the 2014 grant of long-term incentive awards (“VIP”) reflected in these figures. VIP was granted in the first quarter of the year with a grant date of April 1, 2014 as approved by the Board on February 27, 2014 and reflected the outstanding 2013 performance year. The April 2015 grant of share awards will be reduced to reflect a corporate-wide review of award levels. Our short-term incentive payment for the 2014 performance year is set to be paid on March 31, 2015. It reflects the reduced commodity price environment in the later part of 2014, employee performance and our annual corporate performance by reducing payments by 29% overall for NEOs. Base salaries for executives have been kept flat to 2014 rates, providing a zero percent increase for the April 2015 review date, to demonstrate our commitment to containing costs into 2015.

Notes:

1.	The aggregate NEO compensation amounts are different from those in the summary compensation table for 2011 as there were different executives in the year shown.
2.	All NEOs includes all executive officers including the CEO.
3.	Annual Total Shareholder Return (“TSR”).

Comparing Vermilion to Peers

Note:

1.	Peers’ annual average TSR is for that year’s peer group, excluding Vermilion. The peer group may change from year to year.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 3

Executive Summary

✓	To reflect the constraints on the business in a reduced commodity price environment, NEO’s 2014 bonus payments were reduced 29% compared to 2013 while 2015 base salaries were held flat at 2014 levels. The April 2015 grant of share awards will be reduced to reflect a corporate-wide review of award levels.
✓	Introduced an annual ‘Say on Pay’ Advisory Vote in 2014 and received 98% support from Shareholders.
✓	Executive officers’ compensation is subject to our clawback policy.
✓	Directors and officers are prohibited from hedging Vermilion shares.
✓	CEO share ownership guideline is five (5) times salary.
✓	The CEO must hold at least one (1) times his base salary in shares for at least 12 months after he resigns or retires.
✓	Received the 2014 Governance Gavel Award for “Best Disclosure of Governance Practices and Approach to Executive Compensation” from Canadian Coalition for Good Governance (“CCGG”).
✓	Active engagement between our executives, Board and Shareholders in accordance with our disclosure policy.

Advisory Vote on Executive Compensation

The Board believes that Shareholders should have the opportunity to understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on Vermilion’s approach to executive compensation as set out in this document referred to as the “Circular”. As part of Vermilion’s ongoing commitment to strong corporate governance practices, the Board has determined that it would be appropriate to hold a non-binding advisory vote at the 2015 annual general meeting on May 8, 2015, referred to in this document as the “Meeting”, on the approach to executive compensation, commonly referred to as a ‘Say on Pay’ advisory vote.

Anti-Hedging Policy

The anti-hedging policy was adopted on February 27, 2014 whereby directors and officers are prohibited from hedging Vermilion shares. The policy ensures alignment created through required long-term holdings. Vermilion has been following an anti-hedging policy on an informal basis for some time. Adoption of this policy formalizes an already established process.

Clawback Policy

The clawback policy was also adopted on February 27, 2014 to demonstrate that the Board will act on behalf of Shareholders to hold management accountable for their actions. The clawback policy requires repayment where the executive(s) and officer(s) engaged in intentional misconduct that causes financial restatement.

Ownership Policy

On February 27, 2014, Vermilion increased the share ownership requirement for executives. Chief Executive Officer (“CEO”) share ownership requirement increased from three (3) times annual base salary to five (5) times and share ownership for the President and Chief Operating Officer and Executive Vice Presidents increased from two (2) times annual base salary to three (3) times.

The increase to the ownership policy demonstrates Vermilion’s commitment to aligning executives to Shareholder interests as owners of the Company.

Stress and Back-Testing

We ensure good governance around our executive compensation by providing the Governance and Human Resources Committee with possible payouts under various market conditions when we are seeking approval of compensation programs. This “stress-testing” ensures that the committee understands the range of potential compensation when it makes its recommendations to the Board.

We also provide the committee with “back-testing” analysis that shows whether the actual amounts recommended for payout under the compensation programs are aligned with our initial expectations and overall corporate performance. Where compensation is higher than target, it is a result of superior corporate and individual performance combined.

2014 Executive Compensation

Below are the various compensation elements that comprised executive pay in 2014.

Executive Officer	Base Salary Rate ($)	Share Awards Value ($)	Bonus ($)	Share Savings Plan Benefits ($)	Other[1] ($)	Total Compensation ($)
Donadeo	535,000	2,975,072	400,000	55,519	16,683	3,982,274
Hicks	340,000	1,600,010	210,000	35,306	13,378	2,198,694
Marino	425,000	2,575,035	305,000	43,968	15,225	3,364,228
Donovan	322,500	702,564	200,000	33,697	13,378	1,272,139
Jasinski	290,000	735,045	200,000	30,056	13,878	1,268,979

Note:

1.	Includes parking fees, executive health benefits for Messrs. Hicks, Marino and Donovan and Ms. Jasinski; and a vehicle allowance for Mr. Donadeo.

Page 4 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Executive Summary

Meeting Details

Number of Directors

We recommend to fix the number of directors to be elected at the meeting at ten (10) directors.

Board Nominees

We recommend you elect the following nominees as directors of Vermilion:

			Committees						Ownership Multiple (Retainer + Annual
Director	Year Appointed	Key Experience	AC	GHR	HSE	IR	Overall Attendance	Other Public Companies	Share Based Entitlement)
Independent Directors
Macdonald (Board Chairman)	2002	46 years Oil & Gas	✓	Chair	✓	✓	100% (19/19)	None	8.2 times
Ghersinich	1994	34 years Oil & Gas	✓			Chair	100% (13/13)	Valeura Energy Inc. ArPetrol Energy Inc.	17.3 times
Killi	1999	38 years Finance Real estate	Chair	✓			100% (13/13)	Wilmington Capital Management Inc.	23.1 times
Leiker	2012	38 years Oil & Gas				✓	100% (9/9)	Midstates Petroleum Company, Inc. SM Energy Company	1.5 times[1]
Madison	2004	50 years Oil & Gas	✓		Chair	✓	100% (16/16)	Canadian Oil Recovery and Remediation Enterprises Ltd.	12.2 times
Marchant	2010	35 years Oil & Gas		✓	✓	✓	100% (15/15)	Cub Energy Inc.	7.5 times
Raiss	2014	31 years Oil & Gas Telecommun- ications		✓			100% (8/8)	Canadian Oil Sands Loblaw Companies Limited Commercial Metals Company	1.4 times[2]
Reinhart[3]	2015	32 years Oil & Gas Finance						None	8.4 times[4]
Williams[3]	2015	31 years Oil & Gas						Enbridge Inc.	1.6 times[4]
Not Independent – Management
Donadeo	1994	34 years Oil & Gas					100% (6/6)	None	328.4 times (base salary)

Committees: AC = Audit; GHR = Governance and Human Resources; HSE = Health, Safety and Environment; IR = Independent Reserves

Notes:

1.	Mr. Leiker has until December 3, 2017 to accumulate the required number of shares based on the ownership requirement.
2.	Ms. Raiss has until March 3, 2019 to accumulate the required number of shares based on the ownership requirement. In accordance with our annual program, Ms. Raiss received a new hire share award grant in May 2014, with first vesting of 2,167 share awards in April 2015.
3.	Mr. Reinhart and Ms. Williams did not attend any Board or Committee meetings during 2014 as they were appointed to the Board on February 27, 2015.
4.	Mr. Reinhart and Ms. Williams have until February 27, 2020 to accumulate the required number of shares based on the ownership requirement. The ownership multiple is estimated using the 2015 annual retainer as a Board member as at the date of Circular, Mr. Reinhart and Ms. Williams have not been awarded share awards and did not have any earnings in 2014.

This year, 90% of our nominees for election as directors are independent. Mr. Donadeo, Vermilion’s Chief Executive Officer, is the only non-independent director. In 2014, total compensation paid to non-executive directors was $1,969,275.

Auditors

We recommend that you appoint Deloitte LLP as our auditors. They have been our auditors since December 16, 2002. In 2014, 96% of the fees paid to the auditors were for audit and audit-related services.

Employee Share Savings Plan

We recommend that you approve the Employee Share Savings Plan pursuant to which 100,000 common shares of Vermilion will be reserved for issuance from treasury to fund employer contributions on behalf of participants. This will replace the structure of the existing plan where employer contributions are funded from cash. This change does not impact the level of contributions from either employer or employee.

Advisory Vote on Executive Compensation

We recommend that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that you accept the approach to executive compensation.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 5

Shareholder and Voting Information

Invitation to Shareholders

Dear Vermilion Shareholder,

You are invited to attend our annual general meeting to be held on Friday, May 8, 2015 at 10:00 am MDT time in the Ballroom of the Metropolitan Centre, Calgary. At the meeting you will hear about our 2014 performance and our future plans. You will also vote on the items of business and have the opportunity to meet management, members of the Board and other Shareholders.

Please take some time to read this Circular. It contains important information about the meeting, voting, director nominees, our governance practices and our director and executive compensation. It will help you to understand the Board’s role and responsibilities and explains our compensation in detail.

We appreciate your confidence in Vermilion and look forward to seeing you at the meeting.

Sincerely,

"Lorenzo Donadeo"

Lorenzo Donadeo

Chief Executive Officer

Page 6 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Shareholder and Voting Information

Notice of Meeting

When

Friday, May 8, 2015

10:00 am MDT time

Where

Ballroom, Metropolitan Centre

333 – 4th Avenue SW

Calgary, Alberta

What the Meeting Will Cover

1.	receiving our financial statements and the respective auditors’ report for the year ended December 31, 2014;
2.	fixing the number of directors to be elected at the meeting at ten (10) directors;
3.	electing the directors for the next year;
4.	appointing Deloitte LLP as auditors;
5.	approving Employee Share Savings Plan; and
6.	advisory vote on Vermilion’s approach to executive compensation as set forth in this Circular.

Your Right to Vote

You have the right to vote if you were a Vermilion Shareholder on March 18, 2015.

The Circular explains your voting options (starting on page 12) and gives you more information about the items that will be covered at the meeting.

By order of the Board,

"Lorenzo Donadeo"
Lorenzo Donadeo Chief Executive Officer

April 10, 2015

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 7

Shareholder and Voting Information

General Information

Date of Information

This Circular is dated April 10, 2015 and information contained is as of March 15, 2015, unless otherwise noted.

Vermilion

Vermilion Energy Inc. was created when Vermilion Energy Trust (the “Trust”) converted to a corporation on September 1, 2010 following which it amalgamated with two of its wholly-owned subsidiaries, 1209974 Alberta Ltd. and Vermilion Resources Ltd., on January 1, 2013 and its subsidiary, Vermilion Energy (Sask) Ltd., on January 1, 2015. Through the rest of this Circular we refer to Vermilion Energy Inc. as “we”, “our”, “Vermilion” and/or the “Company”. We use the following abbreviations for the names of the committees in tables:

■ AC = Audit

■ GHR = Governance and Human Resources

■ HSE = Health, Safety and Environment

■ IR = Independent Reserves

Common Shares Outstanding

At the close of business on March 13, 2015, there were 107,574,302 common shares outstanding. Our common shares trade under the symbol VET on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”).

Owners of 10% or More of the Common Shares

To the knowledge of the directors and officers, no person or company owns or controls more than 10% of our common shares.

Interests in Meeting Business and Material Transactions

None of Vermilion, our directors and officers, any nominee for election as a director or anyone associated or affiliated with any of the above has a material interest in any item of business at the meeting. A material interest - is one that could reasonably interfere with the ability to make independent decisions.

No insider of Vermilion has or had during 2014 a material interest in a material transaction or proposed material transaction affecting Vermilion.

Indebtedness

We do not make loans to our directors or officers. As a result, there are no loans outstanding to any of them.

Mailing of Circular

This Circular will be mailed on April 10, 2015 to Shareholders of record on March 18, 2015.

We will provide proxy materials to brokers, custodians, nominees and fiduciaries and request that those materials be forwarded promptly to our beneficial holders.

Advisory Statements

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This Circular includes references to certain financial measures which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”). As such, theses financial measures are considered additional GAAP or non-GAAP financial measures and therefore are unlikely to be compared with similar financial measures presented by other issuers. These additional GAAP and non-GAAP financial measures included:

Fund flows from operations: This additional GAAP financial measure is calculated as cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

Netbacks: These non-GAAP financial measures are per boe and per mcf measures used in the analysis of operational activities. We assess netbacks both on a consolidated basis and on a business unit basis in order to compare and assess the operational and financial performance of each business unit versus other business units and third party crude oil and natural gas producers.

Certain statements included or incorporated by reference in this Circular may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this Circular may include, but are not limited to:

■	capital expenditures;
■	business strategies and objectives;
■	operational and financial performance;
■	estimated reserve quantities and the discounted present value of future net cash flows from such reserves;
■	petroleum and natural gas sales;

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Shareholder and Voting Information

■	future production levels (including the timing thereof) and rates of average annual production growth, estimated contingent resources;
■	prospective resources exploration and development plans;
■	acquisition and disposition plans and the timing thereof;
■	operating and other expenses, including the payment and amount of future dividends;
■	royalty and income tax rates;
■	the timing of regulatory proceedings and approvals; and
■	the timing of first commercial natural gas and estimate of Vermilion’s share of the expected natural gas production from the Corrib field.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of the Company to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of the Company to market crude oil, natural gas liquids and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of the Company to obtain financing on acceptable terms;
•	foreign currency exchange rates and interest rates;
•	future crude oil, natural gas liquids and natural gas prices; and
•	management’s expectations relating to the timing and results of exploration and development activities.

Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding the Company’s financial position and business objectives and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas;
•	risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;
•	risks inherent in the Company’s marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures;
•	the uncertainty of estimates and projections relating to production and associated expenditures;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	the Company’s ability to enter into or renew leases on acceptable terms;
•	fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of the Company to add production and reserves through exploration and development activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against the Company; and
•	other risks and uncertainties described elsewhere in the Company’s filings with Canadian securities authorities.

The forward looking statements or information contained in this Circular are made as of March 15, 2015 and the Company undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 9

Shareholder and Voting Information

Annual Report and Other Documents

We file our annual report and annual information form with Canadian and U.S. securities regulators. Financial information is provided in our comparative annual financial statements and management’s discussion and analysis for the most recently completed financial year. A copy of the annual report, including our annual financial statements and notes and management’s discussion and analysis, the annual information form and this Circular will be provided on request to registered and beneficial Shareholders. You can also obtain copies by accessing our public filings at www.sedar.com, www.sec.gov or www.vermilionenergy.com.

If you prefer, you can address a written or an email request for documents to:

Vermilion Energy Inc.
3500, 520 - 3rd Avenue SW
Calgary, Alberta T2P 0R3
Attention: Investor Relations
investor_relations@vermilionenergy.com

Dividend Reinvestment Plan

Our dividend reinvestment plan was initially approved by Shareholders when we converted to a corporation. Subsequent amendments have been made to the plan. In February 2014, the plan was amended to reduce the effective discount at which treasury shares are issued for reinvestment under the plan from 5% to 3%. The amendment was effective for the April 2014 dividend payable on May 15, 2014. The plan was most recently amended in February 2015, to include a Premium Dividend™ Component. The new Premium Dividend™ and Dividend Reinvestment Plan (the “Premium DRIP”) allows Eligible Shareholders who elect to participate in the Dividend Reinvestment Component to continue to reinvest their dividends in common shares at an effective 3% discount to the Average Market Price (with no broker commissions or trading costs), similar to our previous dividend reinvestment plan. With the addition of a new Premium Dividend™ Component, Eligible Shareholders will also have the option to receive a premium cash payment equal to 101.5% of the reinvested dividends Shareholders who have not elected, or are not eligible, to participate in the Premium DRIP will continue to receive their regular dividends in the usual manner. The amendment was effective for the March dividend payable on April 15, 2015 to listed Shareholders on the Dividend Record Date of March 31, 2015.

For more information on the Premium DRIP, defined meanings for capitalized terms above, eligibility restrictions and enrollment information and forms among other details of the Premium DRIP, please refer to the complete copy of the Premium DRIP plan document as well as a related series of Questions and Answers available on Vermilion’s website at www.vermilionenergy.com (under the heading “Investor Relations” subheading “DRIP”) or contact our plan agent, Computershare Trust Company of Canada (“Computershare”):

1.800.564.6253 (toll free)
www.computershare.com
inquiries@computershare.com

™ denotes trademark of Canaccord Genuity Capital Corporation.

Dividend History

In 2012, Vermilion announced the approval of a 5.3% increase in the monthly cash dividend to $0.20 per share commencing with the January 2013 dividend, paid on February 15, 2013. This was the second increase to the dividend since its initiation.

In 2013, Vermilion announced the approval of a 7.5% increase in the monthly cash dividend to $0.215 per share commencing with the January 2014 dividend paid on February 18, 2014. This was the third increase to the dividend since its initiation 12 years ago; Vermilion has never reduced its dividend.

Communicating with the Board

You may write to the Board or any member or members of the Board in care of:

Vermilion Energy Inc.
3500, 520 - 3rd Avenue SW
Calgary, Alberta T2P 0R3
Attention: Cathy Arcuri

You may also communicate online with our Board as a group:

board@vermilionenergy.com

If an interested party wishes to communicate directly with the Chairman of the Board or the Company's independent directors as a group regarding any matter, such party can communicate his or her concerns anonymously or confidentially by postal mail. Any submissions should be marked confidential and addressed to: the Chairman of the Board, or independent directors, as the case may be, at the above address.

Communications are distributed to the Board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Board has requested that certain items which are unrelated to the duties and responsibilities of the Board should be excluded from distribution, such as questions about day-to-day functions and operations and items that are commercial in nature (advertising).

Engaging Shareholders

The Company and our Board believe in the importance of regular and open dialogue with our Stakeholders in accordance with the Company’s Disclosure Policy. To that end, our executive and Investor Relations representatives engage with both institutional and retail

Page 10 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Shareholder and Voting Information

Shareholders and investors, sell-side research and sales representatives, government officials and other interested Stakeholders across all regions and throughout the year:

•	through both formal and informal in-person meetings;
•	through webcast participation in industry based institutional and retail conferences and expositions;
•	through conducting of executive tours of our facilities and operations and the hosting of open houses for Stakeholders in the communities in which we operate;
•	through the hosting of quarterly earnings calls with open question and answer sessions that are accessible both by phone or via webcast;
•	by publishing an annual sustainability report in addition to our regulatory filings and the issuance of news releases;
•	by maintaining an external corporate website with detailed consolidated and segmented corporate and investor information (www.vermilionenergy.com);
•	by providing an investor relations email address and phone number and responding in a timely manner to all inquiries received from interested Stakeholders;
•	by holding an annual general meeting in person, which is also available via webcast where Shareholders are provided with opportunities to ask questions to the Board and the executive following completion of the formal business of the meeting;
•	by hosting and webcasting an investor day if considered appropriate; and
•	by providing avenues to communicate directly with the Board or any member, as set out above.

Sustainability Report

Vermilion regularly communicates with its Stakeholders, including Shareholders and potential investors, and we continually monitor trends and best practices in the Stakeholder engagement. Reporting on sustainability, or corporate social responsibility, is becoming an increasingly important tool to reflect Company performance for Shareholders and potential investors. As a result, Vermilion published its first sustainability report in August 2014, in compliance with the comprehensive option of the Global Reporting Initiative’s reporting framework.

Vermilion's first sustainability report provided an opportunity for us to share how we identify our economic, environmental and social impacts, integrate their associated opportunities and risks into our business strategies, and chart our progress. Our Stakeholders are looking to us to deliver consistently strong financial results in a responsible and ethical way. We strive to operate in a manner that protects the health and safety of our staff and communities, provides responsible stewardship over the environment, and treats staff, contractors, partners and suppliers respectfully and fairly.

These expectations align economic success with the elements of our sustainability commitments, and have led us to prioritize our objectives in the following order:

•	The safety and health of our staff and those involved directly or indirectly in our operations is our most important priority.
•	Our responsibility to protect the environment is also very important. We follow the Precautionary Principle introduced in 1992 by the United Nations "Rio Declaration on Environment and Development" by using environmental risk as part of our development decision criteria, and by continually seeking improved environmental performance in our operations.
•	Economic success through a focus on operational excellence across our business remains a priority, which includes technical and process excellence, efficiency, expertise and Stakeholder relations.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 11

Shareholder and Voting Information

Registered Shareholder Voting

You are a registered holder if your shares are in your name and you have a physical certificate in your possession.

Voting Options

In person at the meeting (see below)
By proxy (see below)
By telephone (see enclosed proxy form)
By internet (see enclosed proxy form)

Voting in Person

If you plan to attend the meeting and want to vote your shares in person, do not complete or return the enclosed proxy. Your vote will be taken and counted at the meeting. Please register with Computershare when you arrive at the meeting.

Voting by Proxy

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed proxy form to do this. The people named in the enclosed proxy are members of management. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the proxy, sign it and return it. Your votes can only be counted if the person you appointed attends the meeting and votes on your behalf. If you have voted by proxy, you may not vote in person at the meeting, unless you properly revoke your proxy.

Return your completed proxy in the envelope provided so that it arrives by 10:00 am (MDT time) on May 6, 2015 or if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume.

Revoking your Proxy

You may revoke your proxy at any time before it is acted on. Deliver a written statement that you want to revoke your proxy to our Corporate Secretary on or before May 7, 2015 (or the last business day before the meeting if it is adjourned or postponed), or to the chair of the meeting on May 8, 2015.

Beneficial Shareholder Voting

You are a beneficial holder if your shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution.

Voting Options

In person at the meeting (see below)
By voting instruction form (see below)
By telephone (see enclosed voting instruction form)
By internet (see enclosed voting instruction form)

Voting in Person

If you plan to attend the meeting and wish to vote your shares in person, insert your own name in the space on the enclosed form. Then follow the signing and return instructions provided by your nominee. Your vote will be taken and counted at the meeting, so do not indicate your votes on the form. Please register with Computershare when you arrive at the meeting, to ensure that your vote will be counted.

Voting by Proxy

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed form to do this. The people named in the enclosed form are members of management. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the form, sign it and return it. Your votes can only be counted if the person you appointed attends the meeting and votes on your behalf. If you have voted on the form, neither you nor your proxy holder may vote in person at the meeting, unless you properly revoke your proxy.

Return your completed form in the envelope provided so that it arrives by 10:00 am (MDT time) on May 6, 2015 or if the meeting is adjourned, at least 72 hours (excluding weekends and holidays) before the time set for the meeting to resume.

Revoking your Proxy

You may revoke your proxy before is it acted on. Follow the procedures provided by your nominee. Your nominee must receive your request to revoke your instructions before 10:00 am (MDT time) on May 6, 2015. This will give your nominee time to submit the revocation to us.

Page 12 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Shareholder and Voting Information

General Voting Information

Request for Proxies

Our management is requesting your proxies for this meeting and is paying for the costs incurred. Although we are using primarily mail, our employees may request your proxy by telephone, email, facsimile or personal interview. No director of Vermilion has informed management in writing that he intends to oppose any action intended to be taken by management at the meeting.

Record Date

The record date for the meeting is March 18, 2015. If you held shares on that date, you are entitled to receive notice of, attend and vote at the meeting. You may be entitled to vote your shares if you bought shares from a registered Shareholder and notify our transfer agent at least 10 days before the meeting that you want to vote at the meeting.

Voting Securities and Votes

Vermilion’s only voting securities are its common shares. Each common share entitles the holder to one vote at the meeting.

Approvals

You are voting to: fix the number of directors to be elected at the meeting, elect directors, appoint auditors, approve the employee share savings plan and accept, on an advisory basis, the approach to executive compensation.

A simple majority of votes cast at the meeting (50% plus one vote) is required to approve all matters.

Quorum

We can only decide business at the meeting if we have a quorum – where at least two people attend the meeting in person and hold or represent by proxy at least 25% of the total outstanding common shares.

Voting Instructions

If you specify how you want to vote on your proxy form or voting direction, your proxy holder has to vote that way. If you do not indicate how you want to vote, your proxy holder will decide for you.

If you appoint Lorenzo Donadeo or Curtis Hicks, the management members set out in the enclosed proxy or voting direction, and do not specify how you want to vote, your shares will be voted as follows:

Matter	Voted
Fixing the number of directors to be elected at the meeting at ten (10) directors	FOR
Electing of management nominees as directors	FOR
Appointing Deloitte LLP as auditors	FOR
Approving Employee Share Savings Plan	FOR
Advisory vote on executive compensation	FOR

Amendments or Other Business

If amendments or other business are properly brought up at the meeting, you (or your proxy holder, if you are voting by proxy) can vote as you see fit. We are not aware of any changes to the current business or new business to be considered at the meeting.

Vote Counting and Confidentiality

Votes by proxy are counted by Computershare. Your vote is confidential, unless you clearly intend to communicate your vote to management or as needed to comply with legal requirements.

Voting Questions

You can contact Computershare directly by:

9th Floor, 100 University Avenue
Toronto, Ontario, Canada M5J 2Y1
1.800.564.6253 (toll free)
service@computershare.com

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 13

Meeting Matters

Voting

Please vote. Your vote is important to us. It is one of the ways we engage your views.

Annual General Meeting Matters (Voting Regular Business Recommendations):

We recommend that you vote FOR:

■	fixing the number of directors to be elected at the meeting at ten (10) directors;
■	electing the management nominees as directors; and
■	appointing Deloitte LLP as auditors.

Special Business

(Voting Recommendations):

We recommend that you vote FOR:

■	approving Vermilion’s Employee Share Savings Plan; and
■	the advisory vote to accept the Company’s approach to executive compensation as set forth in this Circular.

Page 14 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Meeting Matters

Annual General Meeting Matters

Financial Statements

The consolidated financial statements as at and for the year ended December 31, 2014 and the respective auditor’s report are included in the 2014 annual report which will be available at the meeting. The annual report is also filed on SEDAR at www.sedar.com, and on the EDGAR section of the Securities and Exchange Commission (“SEC”), website at www.sec.gov, and is available on Vermilion’s website at www.vermilionenergy.com. Additional copies are available, free of charge, upon request by all Shareholders.

Fixing the Number of Directors of Vermilion

The articles of Vermilion provide for a minimum of one director and a maximum of fifteen (15) directors. The by-laws of Vermilion provide that the number of directors shall be fixed from time to time by the Shareholders. There are currently eleven (11) directors on our Board of Directors. At the meeting, it is proposed that the number of directors of Vermilion to be elected to hold office until the next annual meeting or until their successors are elected or appointed be set at ten (10). Unless otherwise directed, it is the intention of management to vote proxies in favour of setting the number of directors to be elected at ten (10).

Election of Directors

Each director will hold office until the close of the next annual general meeting or until his/her successor is duly appointed or elected. Director nominees are:

Larry J. Macdonald	William F. Madison
Lorenzo Donadeo	Dr. Timothy R. Marchant
Claudio A. Ghersinich	Sarah E. Raiss
Joseph F. Killi	Kevin J. Reinhart
Loren M. Leiker	Catherine L. Williams

We feel these nominees are well qualified to be directors of Vermilion and each one has confirmed that he/she is eligible and willing to serve if elected (see page 17 for more information on the nominees). As Mr. Madison has reached age 72 and the Governance and Human Resources Committee oversees nominations, it has been recommended and approved by the Board that he remains for an additional term, as his skill set and expertise in international oil and gas exploration, production and operations are critical to the Board and Vermilion’s growth and strategy plan. Our Board retirement guideline can be found on page 46.

If a nominee is not available to serve at the time of the meeting (and we are not aware of any reason that would occur), the people named in the enclosed proxy will vote for a substitute if one is chosen by the Board.

We recommend that you vote FOR these appointments. The people named in the enclosed proxy will vote FOR these nominations unless you tell them to withhold your vote.

In 2009, the Board adopted a majority vote policy because we believe it reflects good corporate governance. Unless there is a contested election, a director who receives more withhold votes than for votes will offer to resign. The Governance and Human Resources Committee will then review the matter and recommend to the Board whether to accept the resignation. The director will not participate in any deliberations on the matter. Following deliberations, the Board will publicly announce its decision within 90 days of the particular annual general meeting. We expect to accept the resignation unless there were exceptional circumstances that warrant the director continuing on the Board.

Appointment of Auditors

The Audit Committee recommends appointing Deloitte LLP as auditors of Vermilion for 2015. Deloitte LLP were first appointed as Vermilion’s auditors on December 16, 2002.

We recommend that you vote FOR this appointment. The people named in the enclosed proxy will vote FOR the appointment of Deloitte LLP as auditors unless you tell them to withhold your vote.

Employee Share Savings Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution to approve Vermilion’s Employee Share Savings Plan pursuant to which 100,000 common shares of Vermilion will be reserved for issuance from treasury to fund employer contributions on behalf of participants.

The Employee Share Savings Plan allows full-time and part-time employees (including NEOs) of Vermilion and its subsidiaries to elect to contribute a portion of their earnings to the plan for the purchase of common shares of Vermilion. The amount that a participant may contribute ranges from a minimum of 1% to a maximum of 7% of a participant's earnings. For each participant Vermilion makes an employer contribution equal to 1.5 times the amount of each participant's personal contribution. A participant may make excess contributions under the Employee Share Savings Plan up to a maximum of such participant's earnings, however, excess contributions do not receive a corresponding employer contribution by Vermilion. Vermilion considers the Employee Share Savings Plan an integral element of its compensation program for employees and officers, as it strengthens Vermilion's ability to attract and retain qualified personnel and promotes investment in Vermilion, thereby aligning

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 15

Meeting Matters

the interests of participating employees and officers with Shareholders.

The common shares held on behalf of participants under the Employee Share Savings Plan have historically been acquired by the plan agent through market purchases on the facilities of the TSX. The Employee Share Savings Plan provides that, where directed in writing by the Board, the plan agent shall use all or any combination of personal contributions, employer contributions (that are made in cash) and excess contributions to acquire common shares directly from Vermilion through issuances from treasury. If the Employee Share Savings Plan is approved by Shareholders Vermilion will, pursuant to a direction from the Board, make employer contributions under the plan by issuing common shares from treasury rather than funding such employer contributions with cash. In the current commodity price environment, Vermilion considers this amendment to the Employee Share Savings Plan to be a prudent use of the Company's cash resources. See Schedule "E" for information regarding the Employee Share Savings Plan, including a summary of other terms of the plan.

Our Board has approved the Employee Share Savings Plan. At the Meeting the following ordinary resolution will be placed before Shareholders for consideration, and if thought fit, approval:

RESOLVED THAT:

1.	The Employee Share Savings Plan, substantially as described in the Management Proxy Circular of Vermilion dated April 10, 2015, including the approval of up to 100,000 common shares of Vermilion to be issued from treasury thereunder, be and is hereby approved.
2.	Any one or more directors or officers of Vermilion are hereby authorized to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

We recommend that you vote FOR the approval of the Employee Share Savings Plan. The people named in the enclosed proxy will vote FOR the approval of the Employee Share Savings Plan unless you tell them to withhold your vote.

Advisory Vote on Executive Compensation

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on Vermilion’s approach to executive compensation. As part of Vermilion’s ongoing commitment to strong corporate governance practices, the Board has determined that it would be appropriate to hold an annual non-binding advisory vote at the meeting on the approach to executive compensation, commonly referred to as a ‘Say on Pay’ advisory vote.

Shareholders will be asked at the meeting to vote, on an advisory basis, on the acceptance of Vermilion’s approach to executive compensation as set forth in the section entitled Executive Compensation in this Circular. As the vote will be an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. Vermilion will disclose the results of the Shareholder advisory vote as a part of its report on voting results for the meeting.

At the meeting the following ordinary resolution will be placed before Shareholders for consideration, and, if thought fit, approval:

RESOLVED THAT:

1.	On an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders of the Company accept the approach to executive compensation disclosed in the Management Proxy Circular of the Company delivered in advance of the 2015 annual meeting of Shareholders.

We recommend that you vote FOR the Company’s approach to executive compensation as set forth in this Circular. The people named in the enclosed proxy will vote FOR the advisory vote to accept the Company’s approach to executive compensation unless you tell them to vote against it.

Page 16 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Director Nominees and Compensation

Nominees

The directors nominated for election in 2015 bring a wide variety and depth of experience in areas that are important for our success. They are:

Larry J. Macdonald, Chair Lorenzo Donadeo Claudio A. Ghersinich Joseph F. Killi Loren M. Leiker	William F. Madison Dr. Timothy R. Marchant Sarah E. Raiss Kevin J. Reinhart Catherine L. Williams

Independence and Alignment with Shareholders

All directors, except for Mr. Donadeo, CEO, are independent as determined in accordance with applicable Canadian securities law and NYSE requirements. The directors standing for re-election each have at least eight (8) times their annual retainer plus annual share-based compensation in equity at-risk in accordance with our ownership policy, with the exception of directors who are within their timeframe to meet the ownership policy which is based on five (5) years from appointment date. Mr. Leiker has until December 3, 2017, Ms. Raiss has until March 3, 2019 and Mr. Reinhart and Ms. Williams were appointed to the Board on February 27, 2015 have until February 27, 2020 to meet our ownership policy.

Attendance and Sessions without Management

Vermilion directors attended 100% of Board and committee meetings in 2014. The Board and committees have in-camera sessions without management at all regularly scheduled meetings.

Individual Voting and Majority Voting

You vote for each director individually. Each director must receive over 50% of the votes cast in favour of his election or he will be required to submit a resignation to be considered by the Board.

Director Compensation

Non-executive directors are paid retainers for Board and committee membership and fees for each meeting attended. Total fees and retainers earned by all non-executive board members in 2014 were an aggregate amount of $475,833.

Limit on Director Compensation

Under the Vermilion Incentive Plan (“VIP”), the maximum number of common shares from treasury that may be delivered to non-employee directors upon vesting of share awards is limited (see page 35 for further details).

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 17

Director Nominees and Compensation

Director Biographies

Larry J. Macdonald
Age 67	Okotoks, Alberta, Canada	Director since 2002	Independent
Equity at-risk:		$2,402,164
Public Board Interlocks:		None
2014 Voting Results:		For: 99.55% or 69,122,812 votes Withheld: 0.45% or 311,903 votes

Biography

Mr. Macdonald brings 46 years of oil and gas industry experience in Western Canada, including exploration, production and operations.

Currently, he is the Chairman and Chief Executive Officer (since 2003) of Point Energy Ltd., and Chairman (since 2012) of Northpoint Resources, both of which are private oil and gas exploration companies.

From 2003 to 2006, he was a Managing Director of Northpoint Energy Ltd., and from 2006 to 2013 a director of Sure Energy Inc. Previously, he was the Chairman and Chief Executive Officer of Pointwest Energy Inc. and President and Chief Operating Officer of Anderson Exploration Ltd. He began his career with PanCanadian Petroleum Limited in 1969 (until 1977) and later worked for several exploration firms.

Mr. Macdonald has a Bachelor of Science degree in Geology from the University of Alberta. He completed the Executive Management Program at the Wharton Business School at the University of Pennsylvania in 1993 and attended a Financial Literacy Course at the Rotman Business School at the University of Toronto, which is in conjunction with the Institute of Corporate Directors.

Share ownership
Equity at-risk[1]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement	Meets Ownership Requirements
$2,402,164	44,534	3 times annual retainer + share based entitlement	8.2 times	Yes
Vermilion Board / Committee membership
Area			Position held	Meeting Attendance
Board			Chair	6/6	100%
Audit			Member	4/4	100%
Governance and Human Resources			Chair	3/3	100%
Health, Safety and Environment			Member	3/3	100%
Independent Reserves			Member	3/3	100%
Other public company Boards in 2014
Company		Stock Exchange	Board committees	Timeframe
None

Compensation Summary
Compensation Component	2014 ($)	2013 ($)	2012 ($)	Three-year total ($)
Board retainer	25,000	25,000	25,000	75,000
Chair retainer[2]	92,000	92,000	92,000	276,000
Meeting fees	28,500	27,000	28,500	84,000
Share awards[3]	177,020	177,020	177,016	531,056
All other compensation	0	1,500	1,500	3,000
Total compensation	322,520	322,520	324,016	969,056

Notes:

1.	Equity at-risk is the market value of shares owned on March 15, 2015, excluding share awards, based on the closing trading price of the shares on the TSX on March 13, 2015 of $53.94.
2.	Values include the Board and Committee Chair retainers where applicable.
3.	Value of VIP share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.

Page 18 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Director Nominees and Compensation

Lorenzo Donadeo
Age 59	Calgary, Alberta, Canada	Director since 1994	Not independent
Equity at-risk:		$175,709,496
Public Board Interlocks:		None
2014 Voting Results:		For: 99.84% or 69,321,284 votes Withheld: 0.16% or 113,431 votes

Biography

Mr. Donadeo brings 34 years of experience in the oil and gas business, including mergers and acquisitions, production, exploitation, field operations and gas marketing in Western Canada and internationally in Australia, France, the Netherlands, Trinidad and Tobago.

He was one of the founders of Vermilion in 1994 and currently serves as Chief Executive Officer (since 2014). From 2003 to 2014, Mr. Donadeo served as President and Chief Executive Officer of Vermilion and Executive Vice President and Chief Operating Officer when Vermilion made its international forays into France in 1996 and Trinidad and Tobago in 1999 through Aventura Energy Inc. Mr. Donadeo was the President and CEO of Vermilion when Vermilion founded Verenex in 2004, a company that was subsequently active in Libya. Prior to Vermilion, he worked at Dome Petroleum and Amoco Canada, as well as at a private oil and gas company.

Mr. Donadeo has a Bachelor of Science degree in Mechanical Engineering (with distinction) from the University of Alberta.

Mr. Donadeo is not an official member of any Board committees, however, he is invited to all committee meetings as a non-voting observer other than the in-camera portions thereof.

Share ownership
Equity at-risk[1]	Share Ownership	Guideline	Multiple of base salary	Meets Ownership Requirements
$175,709,496	3,257,499	5 times base salary	328.4 times	Yes
Vermilion Board / Committee membership
Area			Position held	Meeting Attendance
Board			Management	6/6	100%
Other public company Boards in 2014
Company		Stock Exchange	Board committees	Timeframe
None

Compensation Summary
Compensation Component	2014 ($)	2013 ($)	2012 ($)	Three-year total ($)
Board retainer
Chair retainer
Meeting fees	Mr. Donadeo does not receive any compensation as a director of Vermilion.
Share awards
All other compensation
Total compensation

Note:

1.	Equity at-risk is the market value of shares owned on March 15, 2015, excluding share awards, based on the closing trading price of the shares on the TSX on March 13, 2015 of $53.94.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 19

Director Nominees and Compensation

Claudio Ghersinich
Age 58	Calgary, Alberta, Canada	Director since 1994	Independent
Equity at-risk:		$3,014,221
Public Board Interlocks:		None
2014 Voting Results:		For: 98.31% or 68,258,633 votes
Withheld: 1.69% or 1,176,082 votes

Biography

Mr. Ghersinich brings 34 years of oil and gas industry experience in Alberta, including the identification and acquisition of undervalued oil and gas properties and implementing property exploitation plans.

Currently, he serves as President and director of Carrera Investments Corp., a private investment company (since 2005). He also serves as Chairman of ArPetrol Energy Inc. (since 2011) and director of Valeura Energy Inc. (since 2010).

In addition, he was one of the three co-founders of Vermilion in 1994 and served as Executive Vice President, Business Development, from 1994 to 2005. He served as a director of the following companies: Pegasus Oil & Gas Inc. (2006 to 2009), Verenex Energy Inc. (2006 to 2009) and Bulldog Resources Inc. (2005 to 2008). Prior to Vermilion, he worked at Olympia Energy Ventures Ltd., Dome Petroleum and Amoco Canada, as well as at a private oil and gas company.

Mr. Ghersinich holds a Bachelor of Science degree in Civil Engineering from the University of Manitoba and is a member in good standing with the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Share ownership
Equity at-risk[1]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement	Meets Ownership Requirements
$3,014,221	55,881	3 times annual retainer + share based entitlement	17.3 times	Yes
Vermilion Board / Committee membership
Area			Position held	Meeting Attendance
Board			Member	6/6	100%
Audit			Member	4/4	100%
Independent Reserves			Chair	3/3	100%
Other public company Boards in 2014
Company		Stock Exchange	Board committees	Timeframe
ArPetrol Energy Inc.		TSX Venture	Chairman	2011 – Present
			Audit
			Health, Safety & Environment
			Reserves

Valeura Energy Inc.		TSX Venture	Audit	2010 – Present
			Health, Safety & Environment
			Reserves

Compensation Summary
Compensation Component	2014 ($)	2013 ($)	2012 ($)	Three-year total ($)
Board retainer	25,000	25,000	25,000	75,000
Chair retainer[2]	7,000	7,000	7,000	21,000
Meeting fees	19,500	21,000	25,500	66,000
Share awards[3]	142,333	142,306	142,315	426,954
All other compensation[4]	10,500	15,100	13,200	38,800
Total compensation	204,333	210,406	213,015	627,754

Notes:

1.	Equity at-risk is the market value of shares owned on March 15, 2015, excluding share awards, based on the closing trading price of the shares on the TSX on March 13, 2015 of $53.94.
2.	Values include the Committee Chair retainer where applicable.
3.	Value of VIP share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.
4.	All other compensation for Mr. Ghersinich includes amount equivalent to compensation paid to him as a director of Vermilion’s international subsidiaries. Mr. Ghersinich is an external director of Vermilion’s international subsidiaries with no operating or managerial decision making involvement. His responsibilities are the same as of other external Board member.

Page 20 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Director Nominees and Compensation

Joseph F. Killi
Age 63	Calgary, Alberta, Canada	Director since 1999	Independent
Equity at-risk:		$3,944,309
Public Board Interlocks:		None
2014 Voting Results:		For: 98.73% or 68,555,057 votes Withheld: 1.27% or 879,658 votes

Biography

Mr. Killi brings 38 years of real estate industry experience, coupled with an extensive background in finance, including tax-oriented structures and debt placements in Canada, Europe and United States, as well as experience in valuations, acquisitions and dispositions.

Currently, he serves as the President and Chief Executive Officer (since 2008) and director of Wilmington Capital Management Inc. (since 1998), President of Rosebridge Capital Corp. (since 1993) and director of Network Capital Management Inc. (since 2011).

He co-founded and served as Chairman and a director of Parkbridge Lifestyle Communities Inc. and of Realex Properties Inc. (both founded in 1998). From 1994 to 2004, he was President and CEO and director of Parkbridge Lifestyle Communities Inc., a private real estate company and from 1994 to 1996, he spent three years restructuring the U.S. commercial real estate portfolio of Olympia and York Properties Corporation. Prior to 1994, he spent 17 years with Trizec Corporation Ltd. where he was most recently Executive Vice President, Chief Financial Officer and Chief Operating Officer.

Mr. Killi holds a Bachelor of Science degree in Biochemistry from Loyola College, a Bachelor of Commerce degree from Concordia University and is a Chartered Accountant.

Share ownership
Equity at-risk[1]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement	Meets Ownership Requirements
$3,944,309	73,124	3 times annual retainer + share based entitlement	23.1 times	Yes
Vermilion Board / Committee membership
Area			Position held	Meeting Attendance
Board			Member	6/6	100%
Audit			Chair	4/4	100%
Governance and Human Resources			Member	3/3	100%
Other public company Boards in 2014
Company		Stock Exchange	Board committees	Timeframe
Wilmington Capital Management Inc.		TSX	None (Management)	1998 – Present

Compensation Summary
Compensation Component	2014 ($)	2013 ($)	2012 ($)	Three-year total ($)
Board retainer	25,000	25,000	25,000	75,000
Chair retainer	3,750	0	0	3,750
Meeting fees	19,500	18,000	18,000	55,500
Share awards[2]	142,333	142,306	142,315	426,954
All other compensation	0	1,500	0	1,500
Total compensation	190,583	186,806	185,315	562,704

Notes:

1.	Equity at-risk is the market value of shares owned on March 15, 2015, excluding rights and share awards, based on the closing trading price of the shares on the TSX on March 13, 2015 of $53.94.
2.	Value of VIP share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 21

Director Nominees and Compensation

Loren M. Leiker
Age 61	Houston, Texas, USA	Director since 2012	Independent
Equity at-risk:		$253,410
Public Board Interlocks:		None
2014 Voting Results:		For: 99.33% or 68,967,207 votes Withheld: 0.67% or 467,508 votes

Biography

Mr. Leiker brings 38 years of oil and gas industry experience with an extensive background in international exploration, production and operations. As a member of Vermilion’s Board and Independent Reserves Committee, Mr. Leiker provides guidance and oversight to Vermilion’s conventional and unconventional New Ventures initiatives.

Currently, he serves as director of Midstates Petroleum Company, Inc. (since 2011), SM Energy Company (since 2012) and Navitas Midstream Partners, LLC (since 2014).

He served as Senior Executive Vice President, Exploration of EOG Resources, Inc. from 2008 until his retirement in September 2011. Prior to this, he held a variety of executive officer positions with EOG and its predecessor, Enron Oil and Gas Company. He started his career in 1977 at Tenneco Oil, where he held a variety of domestic and international roles until the sale of the Company in 1989.

Mr. Leiker holds a Bachelor and Master of Science in Geology from Texas Tech University.

Share ownership
Equity at-risk[1]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement	Meets Ownership Requirements
$253,410	4,698	3 times annual retainer + share based entitlement	1.5 times	December 3, 2017 to meet guidelines.
Vermilion Board / Committee membership
Area			Position held	Meeting Attendance
Board			Member	6/6	100%
Independent Reserves			Member	3/3	100%
Other public company Boards in 2014
Company		Stock Exchange	Board committees	Timeframe
Midstates Petroleum Company, Inc.		NYSE	Compensation, Chair	2011 – Present
			Audit
SM Energy Company		NYSE	Audit	2012 – Present
			Executive Committee Nominating & Governance

Compensation Summary
Compensation Component	2014 ($)	2013 ($)	2012 ($)	Three-year total ($)
Board retainer[2]	25,000	25,000	2,666	52,666
Chair retainer	0	0	0	0
Meeting fees	13,500	12,000	0	25,500
Share awards[3]	142,333	474,389	0	616,722
All other compensation[4]	13,000	11,500	0	24,500
Total compensation	193,833	522,889	2,666	719,388

Notes:

1.	Equity at-risk is the market value of shares owned on March 15, 2015, excluding share awards, based on the closing trading price of the shares on the TSX on March 13, 2015 of $53.94.
2.	Mr. Leiker was appointed to the Board on December 3, 2012 and received a prorated Board retainer in that year.
3.	In accordance with our annual program, Mr. Leiker received a new hire share award grant on April 1, 2013 to vest annually over three years. Value of VIP share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.
4.	All other compensation for Mr. Leiker is an amount equivalent to a Committee Chair retainer for his guidance and oversight role to Vermilion’s conventional and unconventional New Ventures initiatives and amounts equivalent to meeting fees for meetings Mr. Leiker attended with Vermilion’s conventional and unconventional New Ventures initiatives team.

Page 22 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Director Nominees and Compensation

William F. Madison
Age 72	Sugarland, Texas, USA	Director since 2004	Independent
Equity at-risk:		$2,121,191
Public Board Interlocks:		None
2014 Voting Results:		For: 99.81% or 69,304,212 votes Withheld: 0.19% or 130,503 votes

Biography

Mr. Madison brings 50 years of oil and gas industry experience, including a background in international oil and gas exploration, production and operations, and has held executive positions in the United States, Scotland and England.

Currently, he serves as a director of Montana Tech Foundation (since 2011) and as a director of Canadian Oil Recovery and Remediation Enterprises Inc. (since 2007). From 1999 to 2006, Mr. Madison served as a Board member of Montana Tech Foundation Board, serving as a Chairman during 2004 and 2005. He was a Board member of Marathon Oil Company from 1994 to 2000, and from 1965 to 2000, he held a variety of key oversight positions in engineering, technology and operations, including Senior Vice President World Wide Production, Vice President Technology and Services, Vice President International Production, Vice President Supply and Transportation, President Marathon Oil UK (Vice President Marathon). He was also Chairman of the Health, Environment and Safety Committee, the Technology Advisory Committee and Marathon’s Sakhalin joint venture in Russia.

Mr. Madison holds a Bachelor of Science degree in Petroleum Engineering from Montana Tech and he completed the Harvard Program for Management Development in 1980. Mr. Madison has also attended a Financial Literacy Course at the Rotman Business School at the University of Toronto, which is in conjunction with the Institute of Corporate Directors.

Share ownership
Equity at-risk[1]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement	Meets Ownership Requirements
$2,121,191	39,325	3 times annual retainer + share based entitlement	12.2 times	Yes
Vermilion Board / Committee membership
Area			Position held	Meeting Attendance
Board			Member	6/6	100%
Audit			Member	4/4	100%
Health, Safety and Environment			Chair	3/3	100%
Independent Reserves			Member	3/3	100%
Other public company Boards in 2014
Company		Stock Exchange	Board committees	Timeframe
Canadian Oil Recovery and Remediation Enterprises Ltd.		TSX Venture	Compensation Corporate Governance Audit	2007 – Present

Compensation Summary
Compensation Component	2014 ($)	2013 ($)	2012 ($)	Three-year total ($)
Board retainer	25,000	25,000	25,000	75,000
Chair retainer[2]	7,000	7,000	7,000	21,000
Meeting fees	24,000	22,500	25,500	72,000
Share awards[3]	142,333	142,306	142,315	426,954
All other compensation	0	3,000	0	3,000
Total compensation	198,333	199,806	199,815	597,954

Notes:

1.	Equity at-risk is the market value of shares owned on March 15, 2015, excluding share awards, based on the closing trading price of the shares on the TSX on March 13, 2015 of $53.94.
2.	Values include the Committee Chair retainer where applicable.
3.	Value of VIP share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 23

Director Nominees and Compensation

Dr. Timothy R. Marchant
Age 64	Calgary, Alberta, Canada	Director since 2010	Independent
Equity at-risk:		$1,256,424
Public Board Interlocks:		None
2014 Voting Results:		For: 99.94% or 69,389,614 votes Withheld: 0.06% or 45,101 votes

Biography

Dr. Marchant brings 35 years of oil and gas industry experience from Canada and international locations, with extensive experience in foreign growth strategies and international operations.

Currently, he is the Adjunct Professor of Strategy and Energy Geopolitics at the Haskayne School of Business, University of Calgary. Dr. Marchant also serves as a director of Cub Energy Inc. (since 2013) and was Executive Chairman of Anatolia Energy Corp. from 2011 to 2013. Dr. Marchant has served in a variety of senior executive positions with British Petroleum and Amoco in a number of international arenas. Prior to his international assignments, he spent 17 years with Amoco Canada.

Dr. Marchant has a Ph.D. in Geology from Trinity College, University of Dublin, Ireland. He completed the Executive Program at the Ivey School of Business, University of Western Ontario in 1994 and the Institute of Corporate Directors Education Program in 2011.

Share ownership
Equity at-risk[1]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement	Meets Ownership Requirements
$1,256,424	23,293	3 times annual retainer + share based entitlement	7.5 times	Yes
Vermilion Board / Committee membership
Area			Position held	Meeting Attendance
Board			Member	6/6	100%
Governance and Human Resources			Member	3/3	100%
Health, Safety and Environment			Member	3/3	100%
Independent Reserves			Member	3/3	100%
Other public company Boards in 2014
Company		Stock Exchange	Board committees	Timeframe
Cub Energy Inc.		TSX Venture	Audit Compensation Reserves	2013 – Present

Compensation Summary
Compensation Component	2014 ($)	2013 ($)	2012 ($)	Three-year total ($)
Board retainer	25,000	25,000	25,000	75,000
Chair retainer	0	0	0	0
Meeting fees	22,500	21,000	22,500	66,000
Share awards[2]	142,333	142,306	142,315	426,954
All other compensation	0	0	1,500	1,500
Total compensation	189,833	188,306	191,315	569,454

Notes:

1.	Equity at-risk is the market value of shares owned on March 15, 2015, excluding share awards, based on the closing trading price of the shares on the TSX on March 13, 2015 of $53.94.
2.	Value of VIP share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.

Page 24 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Director Nominees and Compensation

Sarah E. Raiss
Age 57	Calgary, Alberta, Canada	Director since 2014	Independent
Equity at-risk:		$248,124
Public Board Interlocks:		None
2014 Voting Results:		For: 99.07% or 68,791,369 votes Withheld: 0.93% or 643,346 votes

Biography

Ms. Raiss brings 31 years of combined experience in the oil and gas industry and telecommunication services, with an extensive background in human resources and compensation matters, corporate governance, culture change, merger integration and performance improvement advice to Fortune 500 companies.

Ms. Raiss currently serves as a Chair of Alberta Electric Systems Operator (since 2012), director of Commercial Metals Company (since 2011), Canadian Oil Sands (since 2012) and Loblaw Companies Limited (since 2014).

From 2000 to 2011, Ms. Raiss was Executive Vice President for TransCanada Corporation where she was responsible for a broad portfolio including human resources, information systems, aviation, building, office services, real estate, organizational excellence and communication. Prior to TransCanada, Ms. Raiss had a consulting firm specializing in strategy, culture change and merger integration. Ms. Raiss has held various senior positions in the telecommunications industry including Ameritech (now AT&T).

Ms. Raiss has a Bachelor of Science degree in Applied Mathematics (with distinction) and an MBA, both from the University of Michigan. She has completed several courses including “Creating Value Through Finance” at Wharton School of the University of Pennsylvania, Harvard University’s “Making Corporate Boards More Effective” and the Institute of Corporate Directors’ (ICD) Directors’ Education Program. From 2003 to 2006, Ms. Raiss was named to Canada’s Most Powerful Women Top 100, and in 2007 was inducted into the Top 100 Hall of Fame.

Share ownership
Equity at-risk[1]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement[3]	Meets Ownership Requirements
$248,124	4,600	3 times annual retainer + share based entitlement	1.4 times	March 3, 2019 to meet guidelines.
Vermilion Board / Committee membership
Area			Position held	Meeting Attendance
Board Governance and Human Resources			Member Member	5/5	100%
				3/3	100%
Other public company Boards in 2014
Company		Stock Exchange	Board committees	Timeframe
Loblaw Companies Limited		TSX	Governance	2014 – Present

Canadian Oil Sands		TSX	Corporate Governance, Nominations and Compensation	2012 – Present

Commercial Metals Company		NYSE	Compensation, Chair Nominations and Governance	2011 – Present

Shoppers Drug Mart		TSX	Human Resources and Compensation	2009 – 2014

Compensation Summary
Compensation Component	2014 ($)	2013 ($)	2012 ($)	Three-year total ($)
Board retainer[2]	20,833			20,833
Chair retainer	0	Appointed to the Board		0
Meeting fees	12,000	on March 3, 2014.		12,000
Share awards[3]	438,924			438,924
All other compensation	0			0
Total compensation	471,757			471,757

Notes:

1.	Equity at-risk is the market value of shares owned on March 15, 2015, excluding rights and share awards, based on the closing trading price of the shares on the TSX on March 13, 2015 of $53.94.
2.	Ms. Raiss was appointed to the Board on March 3, 2014 and received a prorated Board retainer in that year.
3.	In accordance with our annual program, Ms. Raiss received a new hire share award grant on May 13, 2014 to vest annually over three years with first vesting of 2,167 share awards in April 2015. Value of VIP share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 25

Director Nominees and Compensation

Kevin J. Reinhart
Age 56	Calgary, Alberta, Canada	Director since 2015	Independent
Equity at-risk:		$209,827 (In accordance with our annual program, Mr. Reinhart is expected to receive a new hire share award grant in April 2015 to vest annually over three years.)
Public Board Interlocks:		None
2014 Voting Results:		Appointed to the Board on February 27, 2015.

Biography

Mr. Reinhart brings 32 years of combined experience in the oil and gas industry and financial services sector, with an extensive background in leadership, strategy and growth, finance, international activities, exploration, sustainability, corporate relations and marketing.

In 2012, Mr. Reinhart was named interim President and CEO as well as director of Nexen Inc. Following the sale of Nexen Inc. in 2013, he was promoted to the role of President and CEO (for Nexen Energy, a CNOOC Limited Company), a position he held up until his retirement in 2014. Prior to 2012, Mr. Reinhart had held the roles of Executive Vice President and CFO (2009-2012) and Senior Vice President, Corporate Planning and Business Development (2002-2009). Prior to 2002, Mr. Reinhart served in various capacities as a member of Nexen’s executive management team including Controller, Director of Risk Management and Treasurer.

From 2005 to 2011, Mr. Reinhart served as a director of Canexus Ltd.

Mr. Reinhart holds a Bachelor of Commerce degree from Saint Mary’s University in Halifax. He earned his Chartered Accountant designation in 1985 and is a member of Institute of Chartered Accountants of Alberta.

Share ownership
Equity at-risk[1,2]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement[3]	Meets Ownership Requirements
$209,827	3,890	3 times annual retainer + share based entitlement	8.4 times	February 27, 2020 to meet guidelines.
Vermilion Board / Committee membership
Area			Position held	Meeting Attendance
Board			Member	Appointed to the Board on February 27, 2015.
Other public company Boards in 2014
Company		Stock Exchange	Board committees	Timeframe
Nexen Inc.		TSX		2013 – 2014

Compensation Summary
Compensation Component	2014 ($)	2013 ($)	2012 ($)	Three-year total ($)
Board retainer
Chair retainer
Meeting fees	Appointed to the Board on February 27, 2015.
Share awards
All other compensation
Total compensation

Notes:

1.	Equity at-risk is the market value of shares owned on March 15, 2015, excluding rights and share awards, based on the closing trading price of the shares on the TSX on March 13, 2015 of $53.94.
2.	In accordance with our annual program, Mr. Reinhart is expected to receive a new hire share award grant in April 2015 to vest annually over three years.
3.	Estimated using the 2015 annual retainer as a Board member as at the date of Circular, March 15, 2015, Mr. Reinhart has not been awarded share awards and did not have any earnings in 2014.

Page 26 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Director Nominees and Compensation

Catherine L. Williams
Age 65	Calgary, Alberta, Canada	Director since 2015	Independent
Equity at-risk:		$40,455 (In accordance with our annual program, Ms. Williams is expected to receive a new hire share award grant in April 2015 to vest annually over three years.)
Public Board Interlocks:		None
2014 Voting Results:		Appointed to the Board on February 27, 2015.

Biography

Ms. Williams brings 31 years of oil and gas industry experience, with an extensive background in finance, mergers and acquisitions, and business management.

Ms. Williams is currently the Owner and Managing Director of Options Canada Ltd. (since 2007) and serves as a Board member of Enbridge Inc. (since 2010) and Chairs their Human Resources and Compensation Committee.

She was a Board member of Alberta Investment Management Corporation from 2009 to 2014 and Tim Hortons Inc. from 2009 to 2012.

From 2003 to 2007, Ms. Williams held the role of Chief Financial Officer for Shell Canada Ltd., prior to which she held various positions with Shell Canada Limited, Shell Europe Oil Products, Shell Canada Oil Products and Shell International (1984 to 2003).

Ms. Williams has a Bachelor of Arts degree from University of Western Ontario and a Masters in Business Administration from the Queen’s University.

Share ownership
Equity at-risk[1,2]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement[3]	Meets Ownership Requirements
$40,455	750	3 times annual retainer + share based entitlement	1.6 times	February 27, 2020 to meet guidelines.
Vermilion Board / Committee membership
Area			Position held	Meeting Attendance
Board			Member	Appointed to the Board on February 27, 2015.
Other public company Boards in 2014
Company		Stock Exchange	Board committees	Timeframe
Enbridge Inc.		TSX	Human Resources and Compensation, Chair	2007 - Present
Audit, Finance & Risk Safety & Reliability

Compensation Summary
Compensation Component	2014 ($)	2013 ($)	2012 ($)	Three-year total ($)
Board retainer
Chair retainer
Meeting fees	Appointed to the Board on February 27, 2015.
Share awards
All other compensation
Total compensation

Notes:

1.	Equity at-risk is the market value of shares owned on March 15, 2015, excluding rights and share awards, based on the closing trading price of the shares on the TSX on March 13, 2015 of $53.94.
2.	In accordance with our annual program, Ms. Williams is expected to receive a new hire share award grant in April 2015 to vest annually over three years.
3.	Estimated using the 2015 annual retainer as a Board member as at the date of Circular, March 15, 2015, Ms. Williams has not been awarded share awards and did not have any earnings in 2014.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 27

Director Nominees and Compensation

Other Public Company Directorships / Committee Appointments

Director	Other Public Company Directorships	Exchange	Committee Appointments
Macdonald	None
Davidson	None
Donadeo	None
Ghersinich	Valeura Energy Inc.	TSX Venture	Audit Health, Safety & Environment Reserves
	ArPetrol Energy Inc.	TSX Venture	Chairman Audit Health, Safety & Environment Reserves
Killi	Wilmington Capital Management Inc.	TSX	Board member (Management)
Leiker	Midstates Petroleum Company, Inc. SM Energy Company	NYSE NYSE	Audit Compensation, Chair Audit Executive Committee Nominating and Governance
Madison	Canadian Oil Recovery and Remediation Enterprises Ltd.	TSX Venture	Compensation Corporate Governance Audit
Marchant	Cub Energy Inc.	TSX Venture	Audit Reserves Compensation
Raiss	Canadian Oil Sands	TSX	Corporate Governance and Compensation
	Loblaw Companies Limited Commercial Metals Company	TSX NYSE	Governance Compensation, Chair Nominations and Governance
Reinhart	None
Williams	Enbridge Inc.	TSX	Human Resources and Compensation, Chair Audit, Finance & Risk Safety & Reliability

Directors Serving Together

As of March 15, 2015, no Vermilion directors served together on any other public company.

Director Tenure

Vermilion does not have a term limit for directors. Directors’ experience is a valuable asset to Shareholders and we believe it is important to have directors who understand our industry and our Company. While term limits can help ensure the Board gains new perspectives, imposing this restriction means it would lose the contributions of longer serving directors who have developed a deeper knowledge and understanding of Vermilion over time. We also value new perspectives. In the last two years, we appointed three new directors to the Board that bring valuable skills and experience to Vermilion.

Our tenure profile balances experience, diversity and the need for Board renewal. Fifty percent (50%) of directors have a tenure less than five (5) years.

Length of Tenure of Board of Directors

Page 28 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Director Nominees and Compensation

Areas of Expertise

Vermilion maintains a skills matrix to evaluate the skill set of the Board. Each director indicates his/her level of expertise in each area annually on a scale from limited to expert application. The results are then evaluated for individuals and for the Board as a whole. The matrix helps us identify gaps and is used when we search for new directors. In addition, we complete an annual peer evaluation of performance and provide feedback to improve individual and team Board performance. The

Governance and Human Resources Committee reviewed the completed skills matrix and evaluations and is satisfied that the Board has the appropriate experience and expertise to ensure that each of these areas is well-addressed and the Board is performing well. The Board has completed a discussion on the results with the objective of continuously improving Board effectiveness.

CEO / Senior Officer – Experience as a CEO or senior officer for an organization of a size similar to or greater than Vermilion.
Managing / Leading Growth – Experience as a CEO or senior officer in developing business strategies and leading significant growth through mergers and acquisitions.
Oil and Gas Operations – Experience as a CEO or senior officer in various aspects of oil and gas development and operations, including exploration, marketing and production.
Reserve Evaluation – General experience with or executive responsibility for oil and gas reserve evaluation.
Global – Experience as a CEO or senior officer leading an international operation providing an understanding of the challenges faced in different political, cultural and regulatory environments.
Health, Safety and Environment – General experience with, or executive responsibility for knowledge of, industry regulations and best practices related to workplace health, safety and environment issues.
Governance / Board – Experience as a senior executive or Board member of a Canadian operation (public, private or non-profit sectors), that provides a good understanding of the requirements of good corporate governance.
Financial Literacy – Ability to critically read and analyze financial statements.
Financial Experience – Senior executive experience in financial accounting, reporting, internal controls, and corporate finance.
Risk Management – General experience with, or executive responsibility in, evaluating and managing the variety of risks faced by an organization.
Human Resources & Compensation – Management or executive experience with responsibility for human resources, creating a highly effective organization with a strong corporate culture, and compensation, benefits and long-term incentive programs with specific experience in executive compensation.
Social Responsibility and Stakeholder Relations – General experience with all aspects of social responsibility, and managing of Stakeholder relations.
Government Relations / Regulatory – Broad regulatory, political and public policy experience in Canadian and international jurisdictions and local, national and international governmental levels.

In 12 of the 13 areas we assess, between five and nine directors are skilled or at expert/mastery levels.

As part of our most recent recruiting process for additional Board members, the directors’ skills matrix was reviewed by the Board to ensure an appropriate mix of backgrounds, skills and experience to guide the long-term strategy and ongoing business operation of the Company. The review process resulted in changes to the 2014 skills matrix such as the addition of Risk Management and Reserve Evaluation skills (reflected in the skills matrix described above).

Board Diversity Policy

Vermilion is committed to increasing diversity on the Board over time and is actively engaged in support of initiatives aimed at developing and seeking out candidates who meet diversity criteria. In pursuit of this aspiration, Vermilion has adopted a Board Diversity Policy to embrace a broad concept of diversity encompassing factors including age, race, gender, personal attributes, skill, training, educational background and life experience.

The Board is made up of a diverse set of individuals with a broad range of skill sets. The Board recognizes the importance of gender diversity and at this time our Board has two female members, which represents 20% of the Board.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 29

Director Nominees and Compensation

Representation of Women in Senior Management Positions

We do not have a formal policy for representation of women in senior management positions. One out of five NEOs is female, representing 20% of the NEOs.

Independence and Board Committees

The Board of Directors is responsible for determining whether or not each director is independent. In connection with our listing on the NYSE in 2013, Vermilion adopted categorical director independence standards (“Independence Standards”) to provide a framework for the Board of Directors to assess independence in accordance with applicable Canadian securities law requirements and NYSE governance rules that apply to foreign private issuers and U.S. domestic companies. By adopting Independence Standards and having directors complete questionnaires annually, each year the Board of Directors will be able to review its directors against these standards, considering all relevant facts and circumstances, and is able to determine if directors and committee members meet these requirements.

On February 27, 2014, the Independence Standards were amended to include additional NYSE requirements which are applicable to U.S. domestic companies and are voluntary for Vermilion (as a foreign private issuer) regarding the independence of compensation committee members. The Board of Directors consider independence criteria similar to those for Audit Committee members as part of the overall determination of the independence of members of the Governance and Human Resources Committee.

Vermilion has never had an Executive Committee – a small committee of directors that can make decisions without the rest of the Board.

		Committees
	Year Appointed	AC	GHR	HSE	IR
Independent Board Members
Macdonald (Board Chairman)	2002	✓	Chair	✓	✓
Davidson[1]	2005	✓	✓
Ghersinich[2]	1994	✓			Chair
Killi	1999	Chair	✓
Leiker	2012				✓
Madison	2004	✓		Chair	✓
Marchant	2010		✓	✓	✓
Raiss	2014		✓
Reinhart[3]	2015
Williams[3]	2015
Not Independent – Management
Donadeo	1994

Notes:

1.	Mr. Davidson will not stand for re-election to Vermilion’s Board of Directors in 2015.
2.	Mr. Ghersinich became an independent director on June 1, 2008, three years after resigning as Vermilion’s Executive Vice President, Business Development.
3.	Mr. Reinhart and Ms. Williams were appointed to the Board on February 27, 2015. Committees’ appointments have not been established as at March 15, 2015.

Page 30 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Director Nominees and Compensation

Meeting Attendance

In 2014, the average Board and committee attendance rate was 100%.

Committees
Director	Board[1]	AC	GHR	HSE	IR	Totals[10]
Macdonald	6/6 (100%)	4/4 (100%)	3/3 (100%)	3/3 (100%)	3/3 (100%)	19/19 (100%)
Davidson[2]	6/6 (100%)	4/4 (100%)	3/3 (100%)	–	1/3 (33%)	13/13 (100%)
Donadeo[3]	6/6 (100%)	4/4 (100%)	3/3 (100%)	3/3 (100%)	3/3 (100%)	6/6 (100%)
Ghersinich	6/6 (100%)	4/4 (100%)	–	–	3/3 (100%)	13/13 (100%)
Killi[4]	6/6 (100%)	4/4 (100%)	3/3 (100%)	–	1/3 (33%)	13/13 (100%)
Leiker[5]	6/6 (100%)	4/4 (100%)	–	–	3/3 (100%)	9/9 (100%)
Madison[6]	6/6 (100%)	4/4 (100%)	3/3 (100%)	3/3 (100%)	3/3 (100%)	16/16 (100%)
Marchant[7]	6/6 (100%)	4/4 (100%)	3/3 (100%)	3/3 (100%)	3/3 (100%)	15/15 (100%)
Raiss[8]	5/5 (100%)	1/3 (33%)	3/3 (100%)	2/3 (100%)	2/3 (100%)	8/8 (100%)
Reinhart[9]	–	–	–	–	–	–
Williams[9]	–	–	–	–	–	–
Aggregate	100%	100%	100%	100%	100%	100%

Notes:

1.	Includes regular Board, strategy and annual Shareholder meetings.
2.	Mr. Davidson will not stand for re-election to Vermilion’s Board of Directors in 2015. Mr. Davidson attended one IR meeting on voluntary basis.
3.	Attendance for Mr. Donadeo is tracked, although he does not receive compensation as a director nor is he a member of any committee. Mr. Donadeo attended all committee meetings on a voluntary basis.
4.	Mr. Killi attended one IR meeting on a voluntary basis.
5.	In addition to attending Board and IR meetings, Mr. Leiker attended New Ventures Working Team meetings with Vermilion’s conventional and unconventional New Ventures initiatives team. Mr. Leiker attended AC meetings on a voluntary basis.
6.	Mr. Madison attended GHR meetings on a voluntary basis.
7.	Dr. Marchant attended AC meetings on a voluntary basis.
8.	Ms. Raiss was appointed to the Board on March 3, 2014 and has attended all Board meetings following her appointment. Ms. Raiss attended AC, HSE and IR meetings on a voluntary basis.
9.	Mr. Reinhart and Ms. Williams did not attend any Board meetings as they were appointed to the Board on February 27, 2015.
10.	Directors do not receive compensation for meeting attendance on a voluntary basis, nor are those meetings included in the aggregate attendance rate.

Sessions without Management

In-camera sessions without management present are held at every regularly scheduled Board and committee meeting. The Chairman presides over these sessions and informs management of the subjects discussed, any resolutions passed and any action required to be taken. All meetings held in 2014 had in-camera sessions without management.

Expectations of Board Members

In addition to independence standards, each Board member is required to act honestly and in good faith with a view to the best interests of Vermilion. The Board expects that each director will:

✓	attend each meeting and prepare for these meetings by reading the reports and background materials provided;
✓	participate fully and facilitate open discussion of Vermilion’s affairs by the Board, while establishing an effective and collegial relationship with other Board members;
✓	assist in external communications at the request of management of Vermilion;

✓	avoid situations that may result in a conflict or a perceived conflict between their personal interests and the interest of Vermilion, including that no director may serve on the Board of any other oil and gas company if that company operates within the Corporation’s core areas including conventional and un-conventional production (but excluding oil sands);
✓	become generally knowledgeable about Vermilion’s business, industry and operating locations including by participating in director orientation and continuing education opportunities;
✓	maintain an understanding of regulatory, legislative, business, social and political environments within the jurisdictions in which Vermilion operates; and
✓	participate on committees and become knowledgeable about each committee’s purpose.

Director Compensation

Vermilion provides its directors with a compensation package that includes annual retainers, meeting fees and share awards. Directors have participated in the VIP since we converted to a corporation on September 1, 2010. Before that time they participated in the Trust Unit Award Incentive Plan and the rights incentive plan program, both of which were discontinued when we converted to a corporation.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 31

Director Nominees and Compensation

We do not have a stock option plan.

Each year the Governance and Human Resources Committee reviews the compensation paid to directors against industry practices for oil and gas companies of similar business model, size and scope. The peer group used to measure directors’ compensation is the same group used for executives; a full listing of our peer group can be found on page 60.

Recommendations are then made to the Board for any adjustments believed to be appropriate. Changes to retainers are approved at the Board of Directors meeting in the first quarter of each year; retainers are targeted at the median of the market.

The total compensation package recognizes the increasing responsibilities, time commitments and accountability of Board members. Vermilion’s director pay is competitive in the marketplace to ensure we can attract and retain qualified talent to serve on the Board.

Mr. Donadeo does not receive any compensation as a director and he is not included in the following tables. All of his compensation information is set out in the Executive Compensation section starting on page 69.

Summary Compensation Table

Director	Board Retainer ($)	Chair Retainer[1] ($)	Meeting Fees ($)	Total Fees ($)	Share Awards[2] ($)	All Other Compensation[3] ($)	Total Compensation ($)
Macdonald	25,000	92,000	28,500	145,500	177,020	0	322,520
Davidson[4]	25,000	11,250	19,500	55,750	142,333	0	198,083
Ghersinich	25,000	7,000	19,500	51,500	142,333	10,500	204,333
Killi	25,000	3,750	19,500	48,250	142,333	0	190,583
Leiker	25,000	0	13,500	38,500	142,333	13,000	193,833
Madison	25,000	7,000	24,000	56,000	142,333	0	198,333
Marchant	25,000	0	22,500	47,500	142,333	0	189,833
Raiss[5]	20,833	0	12,000	32,833	438,924	0	471,757
Reinhart[6]	0	0	0	0	0	0	0
Williams[6]	0	0	0	0	0	0	0
Total	195,833	121,000	159,000	475,833	1,469,942	23,500	1,969,275

Notes:

1.	Values include the Board and Committee Chair retainers where applicable.
2.	Value of VIP share awards granted on April 1, 2014 multiplied by the grant price of $68.96 (fair value).
3.	All other compensation for Mr. Ghersinich includes fees paid to him as a director of Vermilion’s international subsidiaries. Mr. Ghersinich is an external director of Vermilion’s international subsidiaries with no operating or managerial decision making involvement. His responsibilities are the same as of any other external board member. Mr. Leiker’s all other compensation is an amount equivalent to a Committee Chair retainer and meeting fees for his guidance and oversight role to Vermilion’s conventional and unconventional New Ventures Working Team initiatives.
4.	Mr. Davidson will not stand for re-election to Vermilion’s Board of Directors in 2015.
5.	In accordance with our annual program, Ms. Raiss received a new hire share award grant on April 1, 2014 which vests over three years.
6.	Mr. Reinhart and Ms. Williams were appointed to the Board on February 27, 2015. In accordance with our annual program, Mr. Reinhart and Ms. Williams are expected to receive a new hire share award grant in April 2015.

Retainers and Fees

The same fees are payable for attending meetings in person or by conference call. Directors also receive reimbursement for out-of-pocket expenses to attend meetings. No changes to retainers, meeting fees and value of share awards on the date of grant for our Board members have been made since 2007. We conduct a review of director compensation annually to ensure we are providing a compensation package that allows us to attract and retain members to our Board. The 2014 grant of share awards was provided in April 2014 prior to the reduction in commodity prices. The April 2015 grant of share awards will be reduced to reflect a corporate-wide review of award levels.

Type of Retainer or Fee	2014 ($)	2013 ($)
Board Chair Retainer	85,000	85,000
Board Member Retainer	25,000	25,000
Audit Committee Chair Retainer	15,000	15,000
Other Committee Chair Retainer	7,000	7,000
Board and Committee Meeting Fees	1,500	1,500

Page 32 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Director Nominees and Compensation

Equity Ownership

Director Ownership Policy

To align director interests with those of Shareholders, each director is required to hold shares equal to three (3) times his/her annual retainer plus the value of the annual share-based compensation. Directors have five (5) years from the date of appointment or election to accumulate the required shares. This policy is effective as of March 1, 2012 prior to which each director was required to hold shares equal to three (3) times annual retainer. Existing directors have five (5) years from the date of this policy change to accumulate the additional share-based portion of ownership.

As of February 27, 2014, Vermilion has adopted an anti-hedging policy that prohibits all directors and officers of the Corporation from purchasing or writing financial instruments, such as puts and call options, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such director or officer as compensation or held directly or indirectly by such director or officer. Notwithstanding these prohibitions, directors and officers of the Corporation may sell a security which such director or officer does not own if such director or officer owns another security convertible into such security or an option or right to acquire the security sold and, within 10 days after the sale, such director or officer: (i) exercises the conversion privilege, option or right and delivers the securities so associated to the purchaser; or (ii) transfers the convertible security, option or right (if transferable) to the purchaser. Further this policy does not prevent a director or officer of the Corporation from pledging his or her securities of the Corporate as security for a loan.

All directors, except Messrs. Leiker and Reinhart and Mses. Raiss and Williams exceed the ownership requirement. Mr. Leiker was appointed on December 3, 2012 and is required to accumulate the required number of shares by December 3, 2017; Ms. Raiss was appointed on March 3, 2014 and is required to accumulate the required number of shares by March 3, 2019; Mr. Reinhart and Ms. Williams were appointed to the Board on February 27, 2015 and are required to accumulate the number of shares by February 27, 2020, in accordance with the policy.

2014 Aggregate Share Awards

Position	2014 Grant Date	Share Awards (#)	Base Price[1] ($)	Value ($)
Board Chairman	April 1	2,567	68.96	177,020
Non-Executive Directors[2]	April 1 & May 13	18,553	68.96 & 71.15	1,292,922

Notes:

1.	The five-day weighted average trading price of shares on the TSX for the five days before April 1, 2014.
2.	In accordance with our annual program, Ms. Raiss received a new hire share award grant on May 13, 2014 which vests over three years.

More information on individual share awards can be found in the “Share Awards and Value Table” on page 34.

Share Awards and Value

Vermilion’s compensation philosophy is to pay for performance. When Vermilion’s corporate performance is at top quartile levels when measured against comparative peer companies, directors will achieve overall compensation (retainers, meeting fees and share awards) at top quartile levels.

All share awards granted to directors are made under the VIP and are subject to the performance factors described on page 58. The award date value of share awards in the table on page 34 assume a performance factor of one (1) times the amount granted, as the performance factor has not been established for future years. The value of shares on the last trading day of 2014 (December 31, 2014) was calculated using the closing price of the shares on the TSX on that date of $57.00.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 33

Director Nominees and Compensation

Share Awards and Value Table

The table below lists share awards made to directors that remain outstanding as at December 31, 2014:

Director	Award Date	Vesting Date	Award Price ($)	Not Vested (#)	Award Date Value[1] ($)	Dec. 31/14 Value[2,3] ($)
Macdonald	April 1, 2014	April 1, 2017	68.96	2,567	177,020	194,604
	April 1, 2013	April 1, 2016	52.28	3,386	177,020	322,313
	March 30, 2012	April 1, 2015	47.47	3,729	177,016	425,106
	Total			9,682	531,056	942,023
Davidson	April 1, 2014	April 1, 2017	68.96	2,064	142,333	156,472
	April 1, 2013	April 1, 2016	52.28	2,722	142,306	259,107
	March 30, 2012	April 1, 2015	47.47	2,998	142,315	341,772
	Total			7,784	426,954	757,351
Ghersinich	April 1, 2014	April 1, 2017	68.96	2,064	142,333	156,472
	April 1, 2013	April 1, 2016	52.28	2,722	142,306	259,107
	March 30, 2012	April 1, 2015	47.47	2,998	142,315	341,772
	Total			7,784	426,954	757,351
Killi	April 1, 2014	April 1, 2017	68.96	2,064	142,333	156,472
	April 1, 2013	April 1, 2016	52.28	2,722	142,306	259,107
	March 30, 2012	April 1, 2015	47.47	2,998	142,315	341,772
	Total			7,784	426,954	757,351
Leiker[4]	April 1, 2014	April 1, 2017	68.96	2,064	142,333	156,472
	April 1, 2013	April 1, 2016	52.28	2,722	142,306	259,107
		April 1, 2015	52.28	2,722	142,306	310,308
	Total			7,508	426,945	725,887
Madison	April 1, 2014	April 1, 2017	68.96	2,064	142,333	156,472
	April 1, 2013	April 1, 2016	52.28	2,722	142,306	259,107
	March 30, 2012	April 1, 2015	47.47	2,998	142,315	341,772
	Total			7,784	426,954	757,351
Marchant	April 1, 2014	April 1, 2017	68.96	2,064	142,333	156,472
	April 1, 2013	April 1, 2016	52.28	2,722	142,306	259,107
	March 30, 2012	April 1, 2015	47.47	2,998	142,315	341,772
	Total			7,784	426,954	757,351
Raiss	May 13, 2014	April 1, 2017	71.15	2,001	142,371	151,696
		April 1, 2016	71.15	2,001	142,371	171,086
		April 1, 2015	71.15	2,167	154,182	247,038
	Total			6,169	438,924	569,820
Reinhart[5]	—	—	—	—	—	—
Williams[5]	—	—	—	—	—	—

Notes:

1.	Value of share awards on the award date, which does not include the value of reinvested dividends and assumes a performance factor of one (1) times.
2.	The value as at December 31, 2014 was based on the day’s closing price of shares on the TSX of $57.00 and it does not include the value of reinvested dividends.
3.	In determining the value as at December 31, 2014, an average performance multiple was applied as follows:
a.	Shares awards vesting in 2017: 2 for 2014; 1 for 2015, 1 for 2016 for an average of 1.33.
b.	Shares awards vesting in 2016: 2 for 2013, 2 for 2014, 1 for 2015 for an average of 1.67.
c.	Shares awards vesting in 2015: 2 for 2012, 2 for 2013, 2 for 2014 for an average of 2.
4.	Mr. Leiker received a new hire share award grant on April 1, 2013 upon joining the Board which vest over three years.
5.	Mr. Reinhart and Ms. Williams joined the Board on February 27, 2015 and as of March 15, 2015, did not hold any share awards. In accordance with our annual program, Mr. Reinhart and Ms. Williams are expected to receive a new hire share award grant in April 2015 set to vest annually over three years.

Page 34 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Director Nominees and Compensation

Share Awards Vested During 2014

Director	Award Date	Vesting Date	Award Price ($)	Number Vested[1] (#)	Award Date Value[2] ($)	Vesting Date Value[3] ($)
Macdonald	April 1, 2011	April 1, 2014	49.98	7,459	176,979	514,373
Davidson	April 1, 2011	April 1, 2014	49.98	5,997	142,293	413,553
Ghersinich	April 1, 2011	April 1, 2014	49.98	5,997	142,293	413,553
Killi	April 1, 2011	April 1, 2014	49.98	5,997	142,293	413,553
Leiker	April 1, 2013	April 1, 2014	52.28	7,572	189,776	522,165
Madison	April 1, 2011	April 1, 2014	49.98	5,997	142,293	413,553
Marchant	April 1, 2011	April 1, 2014	49.98	5,997	142,293	413,553
Raiss[4]	—	—	—	—	—	—
Reinhart[5]	—	—	—	—	—	—
Williams[5]	—	—	—	—	—	—

Notes:

1.	Number vested is calculated by multiplying the number of share awards vested (including reinvested dividends) by the performance multiple.
2.	Value of share awards on the award date which does not include the value of reinvested dividends.
3.	Vesting date value is calculated by multiplying the number vested by the vesting price of $68.96 (the five-day weighted average of shares on the TSX for the five days preceding the vest date of April 1, 2014).
4.	Ms. Raiss was appointed to the Board on March 3, 2014; no share awards vested in 2014.
5.	Mr. Reinhart and Ms. Williams were appointed to the Board on February 27, 2015; no share awards vested in 2014.

Limitation on Equity Compensation for Directors

On May 1, 2013, Shareholders approved amendments to the VIP participation limits for non-employee directors as it relates to funding of common shares issued from treasury. Under the VIP, the maximum number of common shares that may be issued from treasury to non-employee directors upon vesting of share awards vested is limited to the lesser of $100,000 per annum and 0.50% of our common shares issued and outstanding immediately prior to the vesting date.

Equity Ownership Changes

The following table sets out the changes to the number and value of shares held by each of the directors since March 15, 2014. It does not include unvested share awards under the VIP. The multiple of retainer plus the value of the annual share-based compensation below reflects the change to policy introduced March 1, 2012.

					Total Equity at-Risk (March 15, 2015)
Director	Shares March 15, 2015 (#)	Shares March 15, 2014 (#)	Net Changes (#)	Value[1] ($)	Multiple of Retainer Plus Annual Share Based Entitlement	Meets Ownership Requirement
Macdonald	44,534	40,023	4,511	2,402,164	8.2 times	Yes
Davidson	22,326	30,634	(8,308)	1,204,264	6.7 times	Yes
Ghersinich	55,881	52,245	3,636	3,014,221	17.3 times	Yes
Killi	73,124	69,380	3,744	3,944,309	23.1 times	Yes
Leiker[2]	4,698	—	4,698	253,410	1.5 times	Has until December 3, 2017
Madison	39,325	35,664	3,661	2,121,191	12.2 times	Yes
Marchant	23,293	18,750	4,543	1,256,424	7.5 times	Yes
Raiss[3]	4,600	400	4,200	248,124	1.4 times	Has until March 3, 2019
Reinhart[4]	3,890	—	—	209,827	8.4 times[5]	Has until February 27, 2020
Williams[4]	750	—	—	40,455	1.6 times[5]	Has until February 27, 2020

Notes:

1.	Calculated based on the total number of shares on March 15, 2015 multiplied by $53.94 (the TSX closing price on March 13, 2015).
2.	Mr. Leiker has until December 3, 2017 to accumulate the required number of shares based on the ownership requirement. In accordance with our annual program, Mr. Leiker received a new hire share award grant on April 1, 2013 to vest annually over three years. April 2014 and 2015 are the first two vestings of this share award.
3.	Ms. Raiss has until March 3, 2019 to accumulate the required number of shares based on the ownership requirement. In accordance with our annual program, Ms. Raiss received a new hire share award grant on May 13, 2014 to vest annually over three years with first vesting of 2,167 share awards in April 2015.
4.	Mr. Reinhart and Ms. Williams have until February 27, 2020 to accumulate the required number of shares based on the ownership requirement. In accordance with our annual program, Mr. Reinhart and Ms. Williams are expected to receive a new hire share award grant in April 2015 to vest annually over three years.
5.	Estimated using the 2015 annual retainer as a Board member as at the date of Circular, March 15, 2015, Mr. Reinhart and Ms. Williams have not been awarded share awards and did not have any earnings in 2014.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 35

Board and Committees

Board

Outside of special meetings, Board members meet four (4) times per year. Expectations around attendance and conflict of interest are addressed in the Board terms of reference and guidelines and our Code of Business Conduct and Ethics, a copy of which is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov, and in the Governance’s section on our website at www.vermilionenergy.com.

Independence

All of the members of our committees are independent in accordance with our Independence Standards.

Audit

Audit and audit-related fees were 96% of the total fees Vermilion paid to the independent auditors in 2014.

The Audit Committee recommends the reappointment of Deloitte LLP as auditors.

Governance and Human Resources

The Governance and Human Resources Committee annually reviews governance practices and policies.

To determine executive compensation, the Governance and Human Resources Committee uses market data available from peers’ public disclosure as well as survey information from Equilar and Mercer (Canada) Limited, a human resources consulting firm.

Health, Safety and Environment

The Health, Safety and Environment Committee received regular reports on the audits of our health, safety and environment systems completed throughout the year.

Independent Reserves

The Independent Reserves Committee reviewed and recommended our 2014 reserves and related oil and gas disclosures to the Board.

Page 36 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Board and Committees

Board of Directors

From left to right – Larry Macdonald, Chairman; W. Kenneth Davidson; Lorenzo Donadeo; Claudio Ghersinich; Joseph Killi and Loren Leiker.

From left to right – William Madison; Dr. Timothy Marchant; Sarah Raiss; Kevin Reinhart; Catherine Williams and Robert Engbloom, Corporate Secretary.

As assessed in accordance with our Independence Standards, nine (9) of the ten (10) Board members (90%) are independent, with Mr. Donadeo, our CEO, as the only non-independent director. Mr. Macdonald is an independent director and has been our Chairman since 2003.

The Board’s primary responsibility is to foster the long-term success of Vermilion, consistent with the Board’s responsibility to the Shareholders to maximize Shareholder value. The Board is also responsible to ensure management identifies the principal risks of Vermilion’s business and implements the appropriate systems to manage risk identified.

In 2014, the Board:

✓	Ensured there is a strategic planning process, and reviewed, discussed and approved the strategy and monitored its implementation.
✓	Reviewed and evaluated our business and risk management reports.
✓	Reviewed throughout the year all six components of the Company’s strategic plan.
✓	Approved the Audit Committee’s recommendation to nominate Deloitte LLP as external auditor.
✓	Approved the Company’s continuous disclosure to Shareholders and the investing public, including the annual and quarterly financial statements and management’s discussion and analysis, the Annual Report, the Management Proxy Circular and the Annual Information Form.
✓	Reviewed and approved our 2014 compensation and incentive programs for all employees.
✓	Reviewed and approved our 2014 executive compensation.
✓	Following the recommendation of the Governance and Human Resources Committee, approved the tenure extension for Mr. Madison, as his skill set and expertise would create a vacancy not easily replaceable.
✓	Following the recommendation of the Governance and Human Resources Committee, approved adoption of ‘Say on Pay’ advisory vote, an anti-hedging policy, a clawback policy and an amendment to our ownership policy in 2014 and Board diversity policy in 2015.
✓	Assessed directors’ independence against our Independence Standards.
✓	Reviewed its size and composition and approved a recruiting process for additional Board members to provide an appropriate mix of backgrounds, skills and experience to guide the long-term strategy and ongoing business operations of the Company.

International Directorships

Vermilion practices good governance standards with its international subsidiary companies and has appointed independent directors to the Boards of our various subsidiaries. Independence is based upon the absence of relationships and interest that could compromise the ability of directors to exercise judgment with a view to the best interest of the Company.

International Board members are responsible for overall guidance of the subsidiaries and are knowledgeable in the country of operations with backgrounds in legal, regulatory, executive leadership and operations.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 37

Board and Committees

External Recognition

Vermilion’s governance practices resulted in a rank of second among oil and gas companies, third among energy companies and 19th of 247 corporations overall in the 2014 Globe and Mail’s Board Games.

Vermilion was recognized as one of the top five (5) in 2014’s Best Workplaces in Canada and one of the top ten (10) in Netherlands and ranked 13th in France by the Great Place to Work® Institute; our operations in Australia also participate, but our number of employees in Australia is not large enough to meet the Great Place to Work® Institute’s ranking requirement. Participation in these programs allows us to understand employee priorities, ensure we have competitive programs and increase our external profile to allow us to attract and retain the talent we need to ensure our success.

In 2014, Vermilion was recognized for excellence in sustainability performance by Corporate Knights.

Vermilion ranked second in our peer group for the Carbon Disclosure Project and was named “Aquitain of the Year 2014” by the department of Landes.

Submitted on behalf of the Board of Directors:

Larry J. Macdonald, Chairman

W. Kenneth Davidson

Lorenzo Donadeo

Claudio A. Ghersinich

Joseph F. Killi

Loren M. Leiker

William F. Madison

Dr. Timothy R. Marchant

Sarah E. Raiss

Kevin J. Reinhart

Catherine L. Williams

Page 38 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Board and Committees

 Audit Committee

Left to right – Killi, Chairman; Davidson; Ghersinich; Macdonald and Madison.

The Audit Committee assists the Board to fulfill its oversight responsibilities by reviewing financial information to be provided to Shareholders and others, internal control systems established by management and the Board and all audit processes.

All members of the Audit Committee are independent (as assessed in accordance with our Independence Standards) and financially literate. The majority of Audit Committee members are financial experts.

In 2014, the Audit Committee:

✓	Recommended, following review of the 2014 audit plan, the appointment and compensation of the external auditors, indicating that the services provided by Deloitte LLP were compatible with maintaining that firm’s independence.
✓	Monitored the effectiveness of internal accounting and financial reporting and controls, including: (i) reviewing and making recommendations to the Board on all financial disclosure and satisfying itself that there are adequate procedures in place for the review of financial disclosures; (ii) reporting to the Board on risk management policies and procedures; (iii) reviewing internal control procedures to determine their effectiveness, ensuring compliance with Vermilion’s policies including those prescribed under the Sarbanes-Oxley Act of 2002 disclosure controls and conflict of interest guidelines; and, (iv) establishing procedures for dealing with complaints or confidential submissions with respect to accounting, internal accounting controls or auditing matters.

✓	Met separately with management and the external auditors to discuss the December 31 audited consolidated financial statements before recommending that the Board adopt the statements and include them in the annual report.
✓	Discussed independence and other matters required under Canadian and U.S. regulations with the external auditors.
✓	Recommended, following review, the quarterly and year end consolidated financial statements and associated management discussion and analysis, financial press release and Annual Information Form.

✓	Reported to the Board on risk assessment and risk management effectiveness.

✓ Supported the implementation of the updated Internal Control - Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to enhance the annual evaluation of our internal control environment.

✓	Reviewed on an on-going basis regulatory developments relating to auditor independence. Deloitte LLP has been the Company’s auditor since 2002. In accordance with certain regulatory standards and as a means of ensuring the independence and integrity of the audit, lead partners on the audit are rotated every five years, including partners responsible for Vermilion’s material international subsidiaries.
✓	Approved or pre-approved all services provided by the external auditors.
✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 39

Board and Committees

Audit Fees

Type of fee	Billed in 2013 ($)	Billed in 2014 ($)	Billed in 2014 (%)
Audit fees[1]	1,565,927	1,582,647	87
Audit related fees[2]	197,850	162,000	9
Tax fees[3]	40,110	69,300	4
Total annual fees	1,803,887	1,813,947	100

Notes:

1.	Audit fees consisted of professional services rendered by Deloitte LLP for the audit of the Company’s financial statements for the years ended December 31, 2014 and 2013.
2.	Audit-related fees consist of fees for the review of the quarterly financial statements, services provided in connection with statutory and regulatory filings or engagements and fees for review services. Fees also may include services related to review of accounting research and accounting publications.
3.	Tax fees consist of fees for tax compliance services.

Submitted on behalf of the Audit Committee:

Joseph F. Killi, Chairman

W. Kenneth Davidson

Claudio A. Ghersinich

Larry J. Macdonald

William F. Madison

Page 40 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Board and Committees

Governance and Human Resources Committee

Left to right – Macdonald, Chairman; Davidson; Killi; Marchant and Raiss.

The Governance and Human Resources Committee assists the Board to review and develop governance practices and processes including; recommending processes that enhance Board effectiveness, leading recruitment and ongoing development of directors. This committee also assists the Board to fulfill its human resources and compensation responsibilities and to establish a succession and development plan for the CEO and senior management.

All members of the Governance and Human Resources Committee are independent (as assessed annually in accordance with our Independence Standards). As of February 27, 2014, to voluntarily comply with new NYSE Listed Company Manual requirements for U.S. domestic issuers, our Independence Standards were amended to include additional criteria for determining independence of our Compensation Committee members. As a foreign private issuer, we are not required to comply with the new requirements for Compensation Committee membership, however we voluntarily adopted the higher independence standards as a matter of good corporate governance.

None of the Governance and Human Resources Committee members are currently serving as private sector executives within the energy industry, with the exception of Mr. Macdonald who is currently the CEO of Point Energy Inc., a private company that is not included in our peer group. Our terms of reference do not limit the number of current CEOs who may sit on the Governance and Human Resources Committee. However, whether a director was a CEO, particularly of a company in our peer group, would be considered in deciding whether to recommend him for appointment to the Governance and Human Resources Committee.

The members of the Governance and Human Resources Committee bring valuable expertise in various aspects of compensation and compensation risk management through their business experience and education. All members have been senior executives with oversight responsibility for total compensation programs within their organizations. The Board is satisfied that the Governance and Human Resources Committee members have the knowledge and qualifications to make compensation decisions in the best interests of Vermilion and our Stakeholders.

In 2014, the Governance and Human Resources Committee:

✓	Reviewed the terms of reference for the Governance and Human Resources Committees and the Board.
✓	Analyzed Vermilion’s corporate governance policies and recommended the adoption of ‘Say on Pay’ advisory vote, an anti-hedging policy, a clawback policy and an amendment to our ownership policy, and in 2015 a Board diversity policy.
✓	Reviewed and recommended revisions to our Code of Business Conduct and Ethics to reflect revisions to our Independent Standards and incorporate our practices relating to anti-hedging and recoupment of incentive compensation (typically referred to as a “clawback”) and added provisions relating to the use of social media.
✓	Evaluated Vermilion’s compensation and incentive programs for 2014 and recommended that the Board approve the programs.
✓	Reviewed the adequacy and form of directors’ compensation for 2014.

✓ Assessed executive management’s performance.

✓	Analyzed and recommended executive compensation for 2014 to the Board.
✓	Reviewed an expanded peer group for 2015 which was subsequently approved in 2015.
✓	Assessed corporate performance for 2014 and recommended same to the Board.
✓	Evaluated our skills matrix and recommended changes.
✓	Monitored succession planning and talent management practices to ensure continued strength in senior leadership and critical positions.
✓	Conducted a search and appointed to the Board a new director, Sarah Raiss.
✓	Initiated a search for two additional directors who were appointed to the Board as at February 27, 2015.
✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 41

Board and Committees

The Governance and Human Resources Committee reviewed market data available from peers’ public disclosure as well as survey information from Mercer (Canada) Limited (“Mercer”), a human resources consulting firm, to evaluate executive compensation.

The Governance and Human Resources Committee is authorized to use its own outside consultant at its discretion. In 2014, a consultant was not employed independently by the Board, but was contracted by management to review the structure of the annual compensation program. Recommendations were then reviewed by the Board.

Compensation Work Plan

The Governance and Human Resources Committee follows a work plan to ensure it has continuous oversight and input into compensation for the executives and all employees. In addition to the compensation activities, the Governance and Human Resources Committee ensures it has continuous oversight on governance duties and responsibilities through review of new developments in governance practice at each of its meetings.

Key Program / Area	Committee Action	Q1	Q2	Q3	Q4	Board Action
Corporate compensation philosophy and accompanying policies and practices.	Review program and recommend to the Board for approval.	✓			✓	Review, approve
CEO performance evaluation including performance as compared to strategic objectives and feedback survey from the individual Board members.	Review CEO performance.	✓			✓	Review, approve
CEO compensation (including salary, bonus and long-term incentives).	Recommend CEO compensation to the Board for approval in light of performance evaluation.	✓		✓		Review, approve
Assessment of compensation risk.	Review internal and external factors impacting compensation risk.	✓			✓	Review
Executive compensation.	Review and recommend to the Board for approval.	✓		✓		Review, approve
Succession and development.	Receive reports on succession and development progress. Review any changes to the executive team.	✓	✓	✓	✓	Review
Labour budget including all permanent and contract staff globally.	Recommend labour budget to the Board.	✓			✓	Review, approve

The Governance and Human Resources Committee is committed to strong governance corporate practices. We value opinions of corporate governance commentators including ISS (Institutional Shareholder Services Inc.), Glass Lewis and the Canadian Coalition for Good Governance.

Submitted on behalf of the Governance and Human Resources Committee:

Larry J. Macdonald, Chairman

W. Kenneth Davidson

Joseph F. Killi

Dr. Timothy R. Marchant

Sarah E. Raiss

Page 42 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Board and Committees

Health, Safety and Environment Committee

Left to right – Madison, Chairman; Macdonald and Marchant.

The Health, Safety and Environment Committee assists the Board to ensure that our activities are conducted in an environmentally responsible manner – aligning with our health and safety policies, complying with applicable law and conforming to industry standards.

All members of the Health, Safety and Environment Committee are independent (as assessed in accordance with our Independence Standards).

In 2014, the Health, Safety and Environment Committee:

✓	Reported to and advised the Board on matters related to Health, Safety and Environment.
✓	Made recommendations on Health, Safety and Environment policies.
✓	Reviewed internal communication methods for sharing Health, Safety and Environmental data and information.
✓	Reviewed and monitored the effectiveness of Vermilion’s Health, Safety and Environment programs.
✓	Recommended the Health, Safety and Environment strategic plan.
✓	Reviewed and monitored sustainability initiatives.
✓	Assessed operational readiness and risk mitigation plans for potential significant operational incidents.
✓	Reviewed and determined that major safety events were properly reported and investigated.
✓	Met independently with Management representatives responsible for Health, Safety and Environment at Vermilion.
✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Submitted on behalf of the Health, Safety and Environment Committee:

William F. Madison, Chairman

Larry J. Macdonald

Dr. Timothy R. Marchant

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 43

Board and Committees

 Independent Reserves Committee

Left to right – Ghersinich, Chairman; Leiker; Macdonald; Madison and Marchant.

The Independent Reserves Committee provides the Board with a mechanism to review our oil and gas reserves, ensuring compliance with the requirements of National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities.

All members of the Independent Reserves Committee are independent (as assessed in accordance with our Independence Standards).

In 2014, the Independent Reserves Committee:

✓	Communicated regularly with management to ensure that all reserves and resources evaluations and reports were properly handled.
✓	Monitored Vermilion’s projected annual reserves and production performance.
✓	Met separately with management and the independent engineering firm evaluating reserves and resources to discuss the evaluation prior to the recommendation to the Board.

✓	Recommended Vermilion’s reserves and resources evaluations and disclosure of reserves and resources to the Board.
✓	Considered and discussed with management the corporate estimates of finding, development and acquisition costs for annual activities.

✓	Received and discussed the reserves and resource reports and the corporate summary of reserves and resources and future cash flows with management and the independent engineering firm.
✓	Reviewed Vermilion’s practices and ensured they meet industry best practices and standards.
✓	Completed reserves due diligence questionnaire.
✓	Reviewed the appointment of the evaluating independent engineering firm and recommended that no changes be made.
✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Submitted on behalf of the Independent Reserves Committee:

Claudio A. Ghersinich, Chairman

Loren M. Leiker

Larry J. Macdonald

William F. Madison

Dr. Timothy R. Marchant

Page 44 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Corporate Governance

Governance Best Practice Highlights
✓	Individual director elections
✓	Majority Voting Policy
✓	Independent Chairman of the Board
✓	90% of directors are considered independent according to applicable Canadian securities laws and NYSE rules applicable to foreign private issuers
✓	100% of Committee members are considered independent according to applicable Canadian securities laws and NYSE rules applicable to foreign private issuers
✓	There is cross membership between all four (4) of our Board committees
✓	Size of the Board (10)
✓	Two female directors (represent 20% of the Board)
✓	Board Diversity Policy
✓	No director interlocks
✓	100% directors’ meeting attendance in 2014
✓	All directors received votes “FOR” greater than 98% at the last annual meeting
✓	Share Ownership Policy
✓	Linking pay to performance
✓	Adopted ‘Say on Pay’ Advisory Vote Policy and in 2014 received 98% support in 2014
✓	Non-employee directors participate in equity based plans on an adequately limited basis
✓	Committee evaluations conducted by external legal counsel

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Corporate Governance

Governance Philosophy

We are committed to a high standard of corporate governance practices. Strong governance is in the best interests of our Shareholders and promotes effective decision making at the Board level.

We monitor Canadian and U.S. regulations related to corporate governance, legal requirements and disclosure trends. As a Canadian corporation with common shares dual listed on the TSX and the NYSE, we are subject to Canadian rules and policies adopted by the TSX and Canadian Securities Administrators (‘‘CSA’’), and rules and listing standards applicable to “foreign private issuers” adopted by the NYSE and the U.S. SEC, which give effect to provisions of the Sarbanes-Oxley Act of 2002 (“Act”).

With respect to the United States, we are required to comply with the provisions of the Act and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of the NYSE, in each case as applicable to foreign private issuers. Most of the NYSE corporate governance standards are not mandatory for us as a non-U.S. issuer, however we are required to disclose any significant differences between our corporate governance practices and the NYSE corporate governance standards applicable to U.S. based issuers listed on the NYSE. With the exception of those areas highlighted in a summary document available on the governance page of our corporate website, we remain in compliance with the NYSE corporate governance standards in all significant respects.

This Statement of Corporate Governance Practices was approved by the Board and is made in accordance with CSA National Instrument 58-101 Disclosure of Corporate Governance Practices (‘‘NI 58-101’’), which requires disclosure of our approach to corporate governance. As noted above, we consider Canadian corporate governance requirements, NYSE corporate governance rules and listing standards and applicable SEC rules in determining our corporate governance practices. The Board of Directors has delegated responsibility to the Governance and Human Resources Committee, which is composed entirely of independent directors, to oversee our corporate governance practices. Our corporate governance practices and policies are described more fully in this section of the Circular.

The guidelines noted above and all of the governance documents are available in the governance section of our website at www.vermilionenergy.com.

Board of Directors

The Board reviews its composition regularly to ensure that we have a suitable number of directors and have the appropriate mix of backgrounds, diversity and skills to provide effective stewardship of Vermilion.

Director and Board Chairman Independence

As assessed in accordance with our Independence Standards, nine of the ten (10) nominees (90%) proposed for election as directors are independent, with Mr. Donadeo, our

CEO, as the only non-independent director. Mr. Macdonald is an independent director and has been our Chairman since 2003.

Other Directorships

See page 28 for the directorships and committee appointments that our directors hold on other public companies. There are no interlocks – where two directors both serve at one company.

Meetings of Independent Directors

Our independent directors meet regularly in-camera – that is, without management and without any directors who are not independent.

Board / Committee Meeting	In-Camera Sessions Held
Board	Every meeting
Audit	Every meeting
Governance and Human Resources	Every meeting
Health, Safety and Environment	Every meeting
Independent Reserves	Every meeting

Independent Advice / Analysis

The independent directors may retain independent financial, legal, executive compensation and other experts at Vermilion’s expense whenever they decide they need independent advice or analysis.

Director Attendance

Our directors had a 100% attendance rate; see page 31 for complete details.

Director Resignation

See page 15 for details of our majority vote policy that requires a director to tender his resignation to the Chairman, to take effect upon acceptance by the Board, if such director receives a greater number of votes “withheld” than votes “for” such director’s election at annual Shareholder’s meeting. In addition, the Governance and Human Resources Committee reviews any situation that could impact a director’s ability to perform his duties as set out in the terms of reference and makes a recommendation to the Board on whether it is appropriate for the director to continue on the Board. The committee will consider instances such as a change in employment that could impact independence or conflict of interest situations, poor attendance, service as a director on an increased number of Boards, increased number of interlocks, changes in health or a geographic move.

Retirement Guideline

On November 5, 2009, the Board adopted a retirement guideline for directors. After the age of 70, a director may not stand for re-election unless the Board determines that an extension of the director’s term of service is warranted. Mr. Madison has reached age 72.

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Corporate Governance

The Governance and Human Resources Committee has recommended, and the Board has approved, that Mr. Madison remain for an additional term, as his skill set and expertise in international oil and gas exploration, on-shore and off-shore production and operations are critical to the Board and Vermilion’s growth and strategy plan.

Terms of Reference

Terms of Reference for the positions described below are reviewed by the Governance and Human Resources Committee on an annual basis, with any updates approved by the Board.

Board

The Board’s primary responsibility is to foster Vermilion’s long-term success and maximize Shareholder value, while acting in the best interests of Vermilion. The Board has adopted detailed terms of reference that set out all of its responsibilities and duties. The terms of reference for the Board are included as Schedule “A” on page A-1.

Individual Directors

The Board has also adopted terms of reference for the directors that set out the expectations for individual directors, including expectations regarding integrity, engagement with management, Board members and the CEO, meeting preparation and attendance, understanding of the industry and conflict of interest.

Board Chairman

The terms of reference for the Board Chairman address working with management and managing the Board, including meeting processes and the roles and responsibilities of the directors.

We have had an independent, non-executive Board Chairman since 2003. Keeping our CEO and Board Chairman positions separate allows the Board to more effectively oversee management and enhance accountability. Having an independent Board Chairman fosters strong leadership, robust discussion and effective decisions, while avoiding potential conflicts of interest.

Committee Chairman

The duties and responsibilities of the Chairman for each Board committee are set out in our committee guidelines. These guidelines cover committee leadership and meeting processes.

Chief Executive Officer

The terms of reference for the Chief Executive Officer detail his duties and responsibilities with respect to management of Vermilion and working with the Board. The primary focuses are on leadership, vision and successful implementation of our strategy.

Although we do not have a policy limiting the number of Boards on which the CEO may sit, he (and all of our executives) must get written consent before accepting a Board position with any organization.

Orientation

Whenever a new director joins our Board, we tailor our orientation program to their individual needs and areas of expertise, ensuring that they receive detailed information on Vermilion’s strategy, operations and our governance practices.

A typical orientation includes the following information and activities which are generally conducted with the new director prior to his/her first full Board meeting:

✓	providing an organization overview including recent business, operating and financial information, as well as governance documents and information on the duties and obligations of directors, the role of the Board and its committees, and the expected contributions of individual directors;
✓	providing a review of our industry sector, including analysts’ perspectives and analyst reports on Vermilion;
✓	inviting the new director to attend a full set of meetings for all of the committees;
✓	arranging meetings and discussions with the CEO, President and Chief Operating Officer, and each of the Executive Vice Presidents to review our current operations;
✓	holding a face-to-face meeting with the Board Chairman to review and answer questions about the terms of reference for Board members, which includes the code of business conduct, policy on insider trading and continuous disclosure policy, and the legal duties and obligations of directors of publicly listed companies; and
✓	once a new director is appointed to one or more committees, the director meets with the chair of each relevant committee to review its terms of reference and responsibilities.

Continuing Education

We keep our directors up-to-date in several ways:

✓	we present reports at the quarterly Board meetings that provide directors with information on matters that may impact our operations, including updates from each major area of the business: finance and accounting, investor relations, marketing, business development, operations and human resources;
✓	quarterly reporting is supplemented by special issues updates such as new technical developments and emerging governance issues; and
✓	directors go on site visits to see our operations first hand.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 47

Corporate Governance

Topic	Presented / Hosted By	Attended By
ISS, Glass Lewis, CCGG Best Practices / Policy Updates	Governance and Human Resources Committee	All directors
New Accounting Pronouncements	Audit Committee	All directors
ISS A Corporate Perspective	Institutional Shareholder Services Corporate Solutions	Mr. Macdonald
Social License Issues for the Board	Deloitte Directors’ Series	Ms. Raiss
Strategy and Risk Decision and Dynamics Leadership Character Institute of Corporate Directors Conference	Institute of Corporate Directors	Ms. Raiss
Risk Management in CEO Succession Age of Alignment, Linking Performance and Compensation Pay for Performance Webinar Boardroom Excellence	National Association of Corporate Directors	Ms. Raiss

Code of Business Conduct and Ethics

We expect all of our directors, officers and employees to act with honesty and integrity. Our code of business conduct and ethics outlines a framework of guiding principles that cover:

✓	anti-Corruption;
✓	avoiding conflicts of interest;
✓	complying with law;
✓	outside business interests and conflict of interest;
✓	corporate disclosure;
✓	confidential information;
✓	culture of ethical business conduct;
✓	securities trading;
✓	anti-Hedging policy;
✓	clawback policy;
✓	appropriate entertainment, gifts and favours;
✓	fair dealing;
✓	workplace conduct and safety;
✓	responsibility for the environment and conflict of interest;
✓	anti-bribery and anti-corruption provisions;
✓	responsibility for upholding the code;
✓	reporting violations of the code; and
✓	how to seek clarification.

The Governance and Human Resources Committee monitors compliance with the code ensuring visibility of the code and expectations and annual sign off. Each director, officer and employee must review and sign off on the code annually to confirm they understand the code and have complied with it. On February 27, 2014, we updated the code of business conduct and ethics to include policies relating to anti-hedging and recoupment of incentive compensation and provisions relating to the use of social media. The revised code of business conduct and ethics and terms of reference can be found in the Governance’s section on Vermilion’s website (www.vermilionenergy.com) and is also available on

SEDAR (www.sedar.com) and on the EDGAR section of the SEC’s website (www.sec.gov).

We are not aware of any violations of the code during 2014 that would require us to file a material change report.

Culture of Ethical Business Conduct

The Board has also approved a whistleblower policy to allow employees to anonymously report concerns with any of our accounting, internal controls or auditing, or violations of law or substantial mismanagement of our resources. The policy provides that such reporting may be done without discrimination, retaliation or harassment. The policy is posted on our intranet and employees may report through the mail or via an internet website that will send an anonymous e-mail directly to the Corporate Secretary. Employees can seek advice, if necessary, directly from the Corporate Secretary. The Corporate Secretary is a partner of our external legal counsel and not an employee of Vermilion.

Material Interests

Directors or officers who have an interest in a material transaction or proposed material transaction with Vermilion must disclose the nature of their interest and may not vote on any resolution to approve the transaction. During 2014 and to the date of this Circular, there were no material transactions or proposed material transactions in which any director or officer had an interest.

Nomination of Directors

The Board, with oversight from the Chairman, is responsible for director succession planning. The Governance and Human Resources Committee, whose members are all independent, is responsible for nominating new directors in light of the size of the Board and the requirements of current directors, current and desired skills mix and the performance evaluations of the Board and its members. Our goal is to continuously develop a top performing Board with diverse skills and deep expertise who add value to the business through governance oversight.

We have reviewed our size and made a decision to increase the Board from nine (9) to ten (10) Board members. To complement our Board, we successfully

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Corporate Governance

recruited two additional Board members with diverse backgrounds of skills and expertise.

Our director search process includes:

✓	forming a special committee, if we decide it is needed, to assist the Governance and Human Resources Committee to find one or more additional directors to complement the skills and expertise of the Board;
✓	reviewing the current skills matrix and identifying the desirable skill areas for a new director;
✓	engaging a search firm to assist with identifying candidates;
✓	where possible, keeping an “evergreen” list of potential candidates as consideration for future candidacy;
✓	reviewing a full list of candidates, including recommendations from the search firm, members of management and current directors, to prioritize a short list;
✓	obtaining feedback from current directors on short-listed candidates;
✓	arranging meetings with the Committee Chairman, Board Chairman and CEO and the top candidates to determine interest and availability; and
✓	recommending the chosen candidates to the Board.

Diversity of our Board members is an important consideration that forms both the requirements of potential Board candidates at the onset of the selection process, but also during the recommendation of the chosen candidate. We believe that by composing a Board of diverse backgrounds and skills, Vermilion has been and will continue to be successful in problem solving, deliberating key issues and making quality decisions, in addition to expanding the pool of qualified directors.

In 2015, the Board adopted a Board Diversity Policy to embrace a broad concept of diversity encompassing factors including age, race, gender, personal attributes, skill, training, educational background and life experience.

The Governance and Human Resources Committee terms of reference set out its full responsibilities (see page 29 for more on our skills matrix).

Risk Oversight

One of the key roles of the Board is to provide risk oversight for Vermilion. Vermilion’s business strategy is to deliver annual growth in production together with reliable and potentially growing dividends. As such, this business model results in a low to moderate tolerance for risk as reflected in management’s approach to the business and the execution of its longer-range plan.

On a macro level, Vermilion has adopted a long-range plan, currently to 2020. Our business strategy, and related goals and objectives, is established with the achievement of our long-range plan as the ultimate goal.

Vermilion proactively identifies and manages risks inherent in its business. In the normal course of business, the Company has financial controls that provide limits and authorities over such areas as capital, operating and general and administrative expenditures, acquisition and divestiture decisions and marketing and hedging transactions. In addition to these basic controls, Vermilion has a broader risk management program of which the Board has oversight.

The Company undertakes an entity-wide process to identify, classify, assess and report on key risks, including risk mitigation procedures relating to these risks. Vermilion reports annually to the Audit Committee on the results of this process and the Audit Committee shares the results with the Board. In addition to its general oversight role, the Audit Committee reviews certain financial, regulatory and other non-operational risks together with the risk mitigation processes and procedures relating to these risks, and reports its findings to the Board.

With respect to operating and environmental controls, the Health, Safety and Environment Committee plays a significant risk oversight role. It regularly reviews key operational and environmental risks and the Company’s risk mitigation processes and procedures related to these risks. Subsequently, the Health, Safety and Environment Committee reports its findings to the Board.

The committees of the Board receive reports from management at each regular meeting on the risk areas they oversee. The committees report to the Board on those areas. In conjunction with strategic planning sessions, the Board reviews the plans for the future of our business to 2020, our overall risk profile and risk management systems. It determines any areas for improvement, based on current conditions and identified trends, and reviews new risks in light of the approved strategy. See page 52 for a detailed review of our compensation design consistent with the approach to risk of Vermilion.

Compensation

The Governance and Human Resources Committee, whose members are all independent, is responsible for reviewing and approving compensation paid to Vermilion’s directors and officers in light of current market conditions, competitive practice, subsequent to an assessment of compensation risk, while in line with the compensation philosophy.

The Governance and Human Resources Committee terms of reference set out its full responsibilities (see page 51 for our compensation discussion and analysis and page 69 for details of executive compensation).

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Corporate Governance

Compensation Consultant

The Governance and Human Resources Committee has the power to and periodically retains the services of an independent compensation consultant to provide information and recommendations on market conditions and appropriate competitive practices. An independent consultant was not engaged in 2014.

Other Committees

In addition to the Governance and Human Resources Committee, our three other standing committees are:

■	Audit, whose report is on page 39;
■	Health, Safety and Environment, whose report is on page 43; and
■	Independent Reserves, whose report is on page 44.

Visit our website at www.vermilionenergy.com for the terms of reference for all committees.

Board Assessments

The Governance and Human Resources Committee ensures that each member of the Board, the committees, the Chairman and the other directors are assessed annually in light of their relevant terms of reference.

Directors complete a number of different evaluations, including:

■	rating their own effectiveness and the effectiveness of each committee; and
■	evaluating the contributions of their peers, including the Chairman, in order to provide performance feedback and suggestions for improved effectiveness or contributions.

The assessments are done by way of a questionnaire conducted by the Corporate Secretary, who is a senior partner of our external legal counsel Norton Rose Fulbright and is not an employee of Vermilion, which are treated on a confidential basis, with the results tallied on an anonymous basis for review. The results of the evaluation are analyzed by the Governance and Human Resources Committee and the Board, who decide whether any changes are needed to the Board’s processes, composition or committee structure. Management is advised of feedback on the Board processes applicable to them.

The evaluation carried out in 2014 indicated that all individuals and groups were effectively fulfilling their responsibilities.

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Compensation Discussion and Analysis

Overview from Board Chairman

You have entrusted your investment to us, and the Board is committed to ensuring the long-term growth and success of Vermilion. Executive compensation is critical to attracting and retaining the talent we need to excel as a top quartile company. Key considerations in determining executive compensation in 2014 are described below.

Compensation Objective

We connect our performance metrics to our Shareholder commitment by combining reasonable base compensation with short-term and long-term incentive opportunities that are tied to operating and financial results as measured by Vermilion’s performance compared to peers. Pay for performance is the foundation of our compensation philosophy.

2014 Compensation Mix

We ensure most of the compensation for our executives is variable – only earned when performance targets are met. In 2014, 82% of executive compensation was variable, where historical variable peer group compensation has averaged 75%.

Performance Evaluation

The directors review Vermilion’s corporate performance against pre-determined targets, as well as Mr. Donadeo’s performance against agreed-upon annual objectives. He and all of the executives must meet their objectives to receive a bonus and long-term incentive awards.

Ownership Guidelines

Our executives show their commitment to Vermilion by holding shares. Mr. Donadeo must hold a value equal to at least five (5) times his base salary – he currently holds 328.4 times his base salary. He must continue to hold at least one (1) times his base salary in shares for at least 12 months after he resigns or retires.

Submitted by Larry J. Macdonald,

Board Chairman

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Compensation Discussion and Analysis

Strategy and Objectives

“Our compensation philosophy and objectives of the compensation program are the same for all staff and aligned with Shareholder expectations.”

Each employee and executive is eligible to participate in all elements of our compensation program which we believe strengthens our organizational alignment consistent with Shareholder expectations. We target total compensation between median and top quartile, depending on Company and individual performance.

The four objectives that guide the design of Vermilion’s compensation plans are:

✓	Ensuring our operations worldwide are sustainable even if changes occur in our workforce.
✓	Allowing us to attract and retain the high-calibre employees that are important to our success.
✓	Rewarding all employees and executives when their performance is top quartile.
✓	Aligning compensation programs with our strategy to ensure prudent risk taking.

Compensation Program Design

Our business structure and industry are complex, so our compensation program has been designed to ensure reasonable objectives are built in to encourage Company growth, while ensuring outcomes are in the best interest of Vermilion and its Shareholders.

Employees are rewarded based on their individual performance and impact on Vermilion’s overall success.

“In 2014, 85% of CEO compensation was at-risk.”

Executives are motivated to maximize Shareholder value by ensuring that a significant portion of their compensation is variable – paid only when individual and business outcomes including financial performance objectives are met (see page 68 for details of our total compensation mix for Named Executive Officers in the context of 2014 results and compensation).

In a year where we have seen a downward shift in commodity prices we have been prudent to reduce the 2014 bonus payable in March 2015 by 29% overall for NEOs.

Base salaries for executives have been kept flat to 2014 rates, providing a zero percent increase for the April 2015 review date, to demonstrate commitment to containing costs into 2015. The April 2015 grant of share awards will be reduced to reflect a corporate review of award levels.

Annual Compensation Process

“We follow a comprehensive process every year to determine compensation.”

Vermilion uses a similar process each year to determine compensation so that our decisions are consistent over time while also considering current market conditions. We include stress-testing (looking at potential payouts over a number of result scenarios) and back-testing (checking that payouts were what we expected) to ensure we understand the possible and actual impacts of our compensation decisions.

What we do:

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Compensation Discussion and Analysis

Setting Target Compensation Mix and Pay at-Risk

Target compensation mix is based on:

✓	base salary;
✓	short-term incentive (bonus payments); and
✓	long-term incentive (VIP share awards).

As Vermilion’s NEOs directly influence Vermilion’s business results, a higher amount of their pay mix is focused on variable pay in both short and long-term incentives. Incentive plans are reviewed to ensure alignment to market, and plan design “bookends” outlining minimum and maximum payouts. We review the performance scorecard measures annually to determine that the economic measure(s) accurately reflect our strategy and measure profitability as compared to our peers. We test the impact of changes to understand the implications to performance, granting compensation in the short and longer term of granting and vesting our VIP share awards program.

A review was conducted in the last quarter of 2014 and it was determined that bonus targets and the payout model was in line with market.

Establishing Performance Objectives

In 2014, we had a balanced scorecard approach to measure corporate performance across multiple metrics.

Our performance indicators included both standard industry metrics and internal measures of performance as compared to plans established by management and approved by the Board. Achievements of key elements of our scorecard helped to determine base salary, bonus and VIP pools and payouts.

The corporate performance scorecard metrics are reviewed annually to ensure the metrics accurately reflect Vermilion’s strategy and measure profitability as compared to peers where data is readily available to the public.

In 2015, as a result of the review of the scorecard, the following changes have been approved by the Board of Directors:

(i)	finding and development cost was replaced with recycle ratio calculated as finding and development costs, including future development costs, divided by after-tax cash netbacks as opposed to operating netbacks. Recycle ratio measures the profitability of the underlying business and is a well understood economic metric for all Stakeholders; and
(ii)	in addition to a one year relative TSR, a three-year relative TSR, calculated using the three year compound annual growth rate in share price appreciation plus dividends, was added as an additional metric to reflect the need to sustain performance over multiple business cycles.

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Compensation Discussion and Analysis

How we Measure Performance

“We measure corporate performance similar to the way we measure individual performance.”

We measure both corporate and individual performance in similar ways with a range of outcomes from underperform/unacceptable to outperform/exceptional. Compensation is delivered consistent with results.

How we Manage Pay and Performance

We measure Company performance annually using the balanced scorecard, the Company measure along with individual performance is used to determine the annual bonus payout and to determine the annual share awards performance factor. The vesting of the share awards is determined by averaging the performance factor for the three year vesting period (see page 59 for further details on VIP).

The key advantage to using the same metrics over two different time frames (STI and LTI) is that we are able to keep our compensation programs simple to understand for everyone involved – our employees, our executives, our Board and our Shareholders. It also allows us to emphasize and deliver on sustained good performance.

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Compensation Discussion and Analysis

Who is Involved in Compensation Decisions

“Ultimate accountability for compensation decisions rests with the Board.”

Each of management, the CEO, the Governance and Human Resources Committee and our Board have a role to play in making compensation decisions. The final decisions rest with the Board. The Board has the discretion to adjust compensation program results either downward or upward to ensure outcomes correlate to performance.

“In 2014, approximately 98% of our Shareholders who cast an advisory vote on our ‘Say on Pay’ proposal voted in favour of our approach to executive compensation.”

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board's approach to executive compensation.

Linking Pay to Performance – Stress-Testing

At the end of the fiscal year, the Board evaluates Vermilion’s and CEO’s performance against pre-established metrics outlined on the corporate scorecard. Individual NEO performance is evaluated by the CEO through the performance management process.

Each NEO has an individual component when determining their annual bonus payment, while CEO performance is solely based on corporate performance overall. The combination of these factors influence the level of bonus payment and share awards granted pursuant to our VIP.

✓	A significant part of executive compensation is not guaranteed and changes year-over-year.
✓	We must deliver minimum individual and corporate performance under our bonus plan – if not, bonuses are reduced.
✓	We balance each compensation element’s actual payout or grant as compared to the corporate budget.
✓	Our short-term (bonus) and long-term (share awards) incentives are aligned to the median of the market, and as Vermilion and the executive achieves exceptional or top quartile performance, overall compensation can reach top quartile levels.
✓	Our annual bonus has been designed with a maximum bonus (or cap on spending) and is measured annually.

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Compensation Discussion and Analysis

✓	One plan globally for executives and employees.

The 2014 VIP grant was approved by the Board on February 27, 2014 and granted April 1, 2014, prior to the commodity price downturn which occurred in the third quarter of the year.

The April 2015 grant of share awards will be reduced to reflect a corporate review of award levels. Base salaries for executives have been kept flat to 2014 rates, providing a zero percent increase for the April 2015 review date, to demonstrate commitment to containing costs into 2015.

The short-term incentive for the 2014 performance year which is set to be paid on March 31, 2015, reflects employee performance, the reduced commodity price environment in the later quarter of 2014, our annual corporate performance including the annual TSR measure of -4.4% and our affordability to pay by reducing payments by 29% overall for NEOs.

The annual TSR of -4.4% placed us in the top quartile amongst our peer group and we significantly outpaced all prominent energy Indices.

Determining Performance-Based Compensation Awards

Vermilion’s ultimate Shareholder commitment is to increase Shareholder value. To that end, we rely on a number of measures to determine compensation that aligns with that objective. We begin with evaluating company performance and then linking the compensation program to actual results achieved, particularly with respect to variable pay-at-risk.

We believe that key financial results, such as earnings per share, operating cash flow per share, return on equity, relative total Shareholder return – share price appreciation and dividends, compared to our peers – and recycle ratio – profit per barrel divided by finding and development costs, including future development costs – drive our share price. To achieve financial results, we believe we need to meet key operating measures, such as average production volumes, unit costs of production and total proved reserves. Our operating goals also reflect our strong commitment to health, safety and environment, through Health, Safety and Environment indicator measures.

Both financial and operating goals are driven by strategic imperatives such as sustaining a robust portfolio, attracting and retaining extraordinary people, offering best in class Health, Safety and Environment, demonstrating operating excellence and encouraging an entrepreneurial approach, while providing top quartile Shareholder returns. Additional information about our achievements against these objectives starts on page 67.

Management’s analysis to support compensation recommendations include:

✓	compensation market information relating to our peer group and the oil and gas industry in local markets;
✓	in 2014, total fees paid to Mercer, Equilar and Governance Studio for consulting advice, compensation surveys and specific analyses were $57,345;
✓	Vermilion’s performance and position against our peers;
✓	suggestions from governance-minded organizations, such as the Canadian Coalition for Good Governance, ISS and Glass Lewis;
✓	individual performance against stated objectives;
✓	look forward to potential market conditions;
✓	compensation trends and practices;
✓	executive pay relative to TSR; and
✓	a corporate performance scorecard is used to assess overall corporate results and is a major driver in determining short and long-term incentives (bonus and share awards).

The Governance and Human Resources Committee receives a report from management with specific information setting out the current and historic compensation, including base salary, bonus, long-term incentives and total compensation for each executive. To ensure understanding of executive and employee’s actual and potential compensation relative to market benchmark data under a number of different corporate performance scenarios – “stress-testing” compensation – ensures that the Governance and Human Resources Committee can weigh the impact of various market scenarios and make their compensation recommendations and recommend to the Board for approval with that knowledge.

In consultation with the CEO and the Executive Vice President, People & Culture, the Governance and Human Resources Committee makes recommendations to the Board on compensation, incentives, and benefit plans for the CEO, the executive team and employees. The Governance and Human Resources Committee may, when it feels it is necessary, get advice from an outside consultant. A compensation consultant was not used in 2014.

The Board receives a report and recommendations from the Governance and Human Resources Committee and makes the final decision on compensation for all of the executives and the overall program for all employees.

Establishing Target Compensation Levels

In addition to verifying companies within the peer group against pre-established criteria, we also evaluate our

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Compensation Discussion and Analysis

corporate performance scorecard objectives against our strategic plan, establishing targeted total direct compensation for NEOs and employees during the budget process and ensure alignment to local markets within our global compensation philosophy.

Back-Testing Compensation

As a final step, a look back to historical results to ensure the compensation program is functioning as originally intended. For example, we would review to ensure that the pay mix is appropriate for employee retention, while aligning with Vermilion’s compensation philosophy, Shareholders’ expectations and requirements from regulators and good governance practices. Additionally, we compare our compensation program and recommended results back to the market to understand our compensation position relative to Vermilion’s corporate scorecard achievements.

Elements of Compensation

In addition to base salary, our executives and employees have the opportunity to receive compensation elements referred to as “pay-at-risk” as they are not guaranteed, but are triggered by Company performance and individual achievements. These reflect pay-at-risk elements include both short-term bonus and long-term incentives. Other elements include benefits, perquisites and a share savings plan which are not based on individual achievements.

Total compensation (three elements)

Targeted at the 50th percentile of the Company’s peer group. Can move up to the top quartile if we have exceptional performance and the employee made a significant contribution.

Indirect compensation (two elements) Dependent on base salary (e.g. Share Savings Plan) or a flat amount (e.g parking).

	Base Salary	Bonus[1]	Long-term Incentives	Benefits and Perquisites	Share Savings Plan
What we provide	Fixed amount paid to an employee.	Variable amount paid to an employee.	Variable amount paid to an employee in the form of share awards.	Include extended health, dental, life insurance, wellness benefits and parking.	Employees may contribute to a registered or non-registered plan for self and/or spouse.
Why we provide	For skills and knowledge employees deliver to Vermilion. Provides income certainty to attract and retain employees.	Rewards employees for personal contributions and achievement of organizational objectives. Enhances retention.	Rewards employees for achievement of long-term corporate objectives. Enhances retention. Promotes sustained increases in Shareholder value and drives achievement of long-term strategy.	Helps maintain a healthy lifestyle. Enhances retention.	Encourages ownership of Vermilion shares. Aligns employee interests with those of Shareholders.
Target Market alignment	Median, based on performance and internal equity.	Top quartile, based on performance.	Up to top quartile, based on performance.		Median
Performance period	Day-to-day	One year	Three years	Day-to-day	Day-to-day
How payout works	Provided each pay period.

Based on a percentage of eligible earnings and targets for executives.

Bonus payment for CEO based on overall corporate results. President and COO and EVP’s on 1/3 individual and 2/3 corporate.

Paid in after tax dollars, 50% in cash and 50% in shares for executives.

			Grant based on job level, overall performance and effort towards achieving corporate objectives. Prorated for new hires.	Provided each pay period.	Contributions provided each pay period, restriction on employer portion for one year.
Triggers	Evaluated annually and on job change.	“Good” individual performance and/or corporate performance – tied to “Corporate Performance Scorecard” on page 68.	Cliff vesting tied to average “Corporate Performance Scorecard” (see page 68) over the vesting period.	Benefits provided to all employees. Parking only provided for senior level employees.	Employee’s maximum contributions are matched 1.5 times to a maximum total contribution of 17.5%.
Risk	No risk	At-risk reward	At-risk reward	No risk	At-risk based on stock price.

Note:

1.	Employee bonus plan shares are funded from treasury; 50% net of tax.

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Compensation Discussion and Analysis

Employee Bonus Plan

Bonuses may be paid in cash, shares or a combination of both. For 2014, the Board determined that bonuses for executives would, as is our usual practice, be paid (after taxes are deducted) half in cash and half in shares issued from treasury. The number of shares issued in payment of a bonus is calculated using the closing price on the TSX on the trading day before the bonus is granted. Executives cannot choose to defer bonuses. Shares issuable under the bonus plan may not be priced or issued during a trading blackout – a period when employees may not trade in Vermilion securities.

A total of 250,000 shares are reserved for issuance under the Employee Bonus Plan, of which 239,306 remain available for future issuances. For 2014 bonuses, a total of 9,641 shares (or 4.2% of the shares available for future issuance) will be issued to officers and employees under the Employee Bonus Plan on March 31, 2015, from the existing reserve reducing the number of shares available for future issuances to 229,665 shares.

Recognition of Significant Contributions

In certain limited circumstances where an employee makes significant contributions to the Company, their bonus could exceed the top quartile, based on guidance provided by Towers Watson. Bonus awards of this nature were not provided to executives or employees in 2014.

Vermilion Incentive Plan

The VIP was approved by Shareholders on August 31, 2010 and implemented on September 1, 2010, the effective date of the conversion from a trust to a corporation. On May 1, 2013, the VIP treasury rolling reserve was reduced from 10% to 5%, non-employee director participation limits were amended and all unallocated share awards were approved for an additional three years. Shareholder approval of unallocated share awards is required in 2016. The VIP provides employees, officers, directors and consultants of Vermilion and its affiliates with a stake in our future success and aligns their interests with those of Shareholders. A summary of the VIP is set forth in Schedule “C” to the Circular.

The following information regarding share awards under the VIP is as of March 15, 2015.

Authorized for Issue[1] (Percentage of Outstanding)	Reserved for Future Awards[2] (Percent of Outstanding Shares)	Total Authorized and Reserved[3] (Percent of Outstanding Shares)
3,351,309 (3.12%)	1,788,100 (1.66%)	5,139,409 (4.78%)

Notes:

1.	The number of shares authorized for issue under the VIP is calculated by reducing the number of reserved shares for future awards from the total shares authorized and reserved.
2.	The number of shares reserved for future awards does not include the dividend equivalent that will accumulate on the underlying grants and assumes a payout multiplier of one (1) times for the performance awards.
3.	The number of shares authorized for issue under the VIP is reduced by the number of shares reserved for issuance from treasury under our Employee Bonus Plan.

The aggregate potential dilution of all issued, outstanding and authorized shares under Vermilion’s equity compensation plans is 5%.

The burn rate analysis is a measure of dilution that shows how rapidly a company is using its shares reserved for equity compensation plans. The burn rate is calculated by dividing the number of share awards granted, net of cancellations, in a given year by the weighted average issued and outstanding Company’s shares. The following table summarizes Vermilion’s three year annual and average burn rate.

Year	Share Awards Granted[1] (#)	Employee Bonus Plan Shares[2] (#)	Weighted Average Issued and Outstanding as at December 31 (#)	Burn Rate
2012	536,322	12,067	98,015,922	0.56%
2013	724,087	10,694	100,968,593	0.73%
2014	652,745	9,641	105,448,157	0.63%
	Average 3 Year Burn Rate:			0.64%

Notes:

1.	Share awards granted net of cancellations in the year noted as the cancellations represent employees leaving the Company.
2.	Shares issued under the Employee Bonus Plan Program. Bonuses may be paid in cash, shares or combination of both. Executives receive their bonus half in cash and half in shares.

All share awards granted to executives are 100% performance-based. Other employees can chose to receive their awards as either:

■	100% of their grant as a performance-based award; or
■	75% of their grant as a performance-based award and 25% as a restricted time-based award (employees receive this treatment if they do not make a choice).

Restricted time-based share awards, including reinvested monthly dividends, are delivered to the recipient less the applicable tax withholdings. Performance-based awards, including reinvested monthly dividends, are multiplied by the average of the annual performance factor for each of the last three years as determined by the Board, and are delivered to the recipient less the applicable tax withholdings.

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Compensation Discussion and Analysis

2014 Performance Multiple = 1.83 Average Performance Factor over a 3 Year Period (2011 – 2013)
2013 Annual Performance Factor:	2.0
2012 Annual Performance Factor:	2.0
2011 Annual Performance Factor:	1.5
Subtotal (3 Year Period)	5.5
3 Year Average (5.5 / 3)	1.83

Except with respect to new hire awards or awards upon a promotion (where they vest annually over three years), share awards vest on April 1 of the third year after they were granted, or in certain circumstances on a later date if Vermilion is in a trading blackout on April 1.

Once vested, all share awards are settled in shares, in cash (equal to the value of the shares) or in a combination of both, as decided by the Board. With the exception of directors’ share awards, the Board determines whether shares are issued from treasury or acquired through the TSX. It has been the practice of the Board to settle all share awards in shares issued from treasury.

The maximum number of common shares that may be issued from treasury to non-employee directors upon vesting of share awards vested is limited to the lesser of $100,000 per annum and 0.50% of our common shares issued and outstanding immediately prior to the vesting date.

Canada Revenue Agency (“CRA”) requires us to withhold taxes from all security-based pay when shares are issued from treasury. Beginning in 2011, a portion of the shares received upon settlement of an employee’s vested share award is sold on the TSX to meet their tax obligation. We continue to remit on behalf of our employees, their tax obligation, directly to the CRA.

Corporate Performance Impact

Our balanced corporate performance scorecard reflects standard industry metrics and relevant internal measurements that we believe are key performance indicators and align to our business. See page 68 for details of our Corporate Performance Scorecard.

For 2014, the Board reviewed the corporate performance scorecard and determined that Vermilion’s performance was in the first quartile, the performance factor was determined to be 2.0 times.

For new hires and promotions, only the performance factor for the year before the vesting date is applied. In the second year and going forward, the performance factor for years worked at Vermilion are averaged and applied.

Quartile ranking versus peers	4th Quartile	3rd Quartile	2nd Quartile	1st Quartile
Current performance factor (as of 2010)	0.0 times	1.0 times	1.5 times	2.0 times

Requirement to Hold on Vesting

We require all executives to accumulate and maintain a minimum number of shares to demonstrate their commitment to Vermilion and alignment with our Shareholders and they must meet ownership requirements within specific timeframes. In addition to satisfying minimum ownership requirements, the CEO is required to hold one (1) times his base salary in shares for 12 months after resignation or retirement.

Securities Authorized for Issue under Equity Compensation Plans – March 15, 2015

Plan Category	Number of Shares to be Issued on Exercise of Outstanding Share Awards (#)	Weighted-Average Exercise Price of Outstanding Share Awards ($)	Number of Shares Remaining Available for Future Issue Under Plans (#)
All rights approved by Shareholders	none	n/a	none
All share awards (VIP) approved by Shareholders	1,788,100	57.37[1]	5,139,409[3]
Employee Bonus Plan (EBP)	9,641[2]	56.42[2]	229,665[3]
Any plans not approved by Shareholders	none	n/a	none

Notes:

1.	Weighted average of the share awards on the date of grant.
2.	Issuable on March 31, 2015 at the price of $56.42 per share.
3.	The number of shares authorized for issue under the VIP is reduced by the number of shares reserved for issuance from treasury under our EBP.

Benefits and Perquisites

Our benefits plan provides all employees with extended health and dental coverage, life insurance, employee assistance program and disability insurance. Executives have the opportunity to participate in executive health benefits, however, participation in this program is not mandatory. Costs for NEOs have been included in the Summary Compensation Table on page 79.

We limit the use of perquisites – special benefits – for our executives as we do not think they should be a significant element of compensation. We do, however, understand that some perquisites are appropriate to keep us competitive. The Governance and Human Resources Committee reviews routinely perquisites to ensure they are appropriate and market competitive. We provide the following perquisites to executive officers.

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Compensation Discussion and Analysis

Perquisite	CEO	President and Chief Operating Officer and Executive Vice Presidents
Parking	✓	✓
Business club membership (one)	✓	✓
Vehicle allowance	✓
Executive health plan	✓	✓

Employee Share Savings Plan

Funds contributed to our Employee Share Savings Plan are used to buy Vermilion shares on the open market. Executives participate in the same plan as employees and are eligible to receive the same contribution level of 1.5 times the executive/employee contribution to a maximum Vermilion contribution of 10.5% of base salary earned. The purpose of the Employee Share Savings Plan is to encourage ownership in Vermilion; we believe that executives and employees should be Shareholders. Shares purchased with the employer contribution within the Employee Share Savings Plan are restricted from sale for a one year period from the contribution date. Where the restricted shares are withdrawn, a penalty is applied and the executive/employee loses Vermilion’s matching contribution for a period of 12 weeks following the withdrawal. In 2014, a total of 106,148 shares were purchased on the TSX in the Employee Share Savings Plan at prices per share between $45.85 and $75.76.

At the meeting, Shareholders will be asked to approve the Employee Share Savings Plan pursuant to which 100,000 common shares will be reserved for issuance from treasury to fund employer contributions on behalf of participants under the Employee Share Savings Plan.

We do not have a pension plan for any Canadian based employees, nor do we offer any deferred benefits.

Peer Group

Every year we review and select a peer comparator group for performance benchmarking and compensation purposes based on discussions among the Board of Directors,

management and, if used, outside consultants. The purpose is to identify those oil and gas companies that are like us in terms of business model, size, operations and scope.

2014 Peer Group	Head Office Location	Sales[1] ($)	Barrels of Oil Equivalent per Day	Assets[1] ($)	Market Capitalization[1,2] ($)
ARC Resources Ltd.	Calgary	2,108	112,387	6,326	8,036
Baytex Energy Corporation	Calgary	1,957	78,321	6,231	3,248
Bonavista Energy Corporation	Calgary	1,107	77,211	4,429	1,576
Canadian Oil Sands	Calgary	3,912	94,825	10,014	5,050
Crescent Point Energy Corporation	Calgary	4,210	140,803	16,467	12,016
Encana Corporation	Calgary	8,019	478,467	24,621	11,985
Enerplus Corporation	Calgary	1,849	103,130	4,082	2,302
Lightstream Resources Ltd.	Calgary	1,108	40,420	3,793	235
Pacific Rubiales[3]	Calgary	4,546	147,423	10,162	2,252
Pengrowth Energy Corporation	Calgary	1,497	73,288	6,170	1,952
Penn West Exploration	Calgary	2,433	103,989	9,852	1,209
Peyto Exploration & Development Corporation	Calgary	910	76,372	3,127	5,144
Talisman Energy	Calgary	4,653	369,000	17,330	9,429
Trilogy Energy Corporation	Calgary	619	35,104	1,619	996
Average	Calgary	2,781	137,910	8,873	4,674
Vermilion	Calgary	1,420	49,573	4,388	6,116
Vermilion’s rank (out of 15)[4]	-	11	13	11	5
Statistical Distribution (excluding Vermilion)
25th Percentile	-	1,205	76,582	4,169	1,670
Median[5]	-	2,033	98,978	6,278	2,775
75th Percentile	-	4,136	133,699	10,125	7,313
Vermilion[6]	-	25th Percentile	25th Percentile	25th Percentile	75th Percentile

Notes:

1.	Sales, assets and market capitalization are set out in millions of dollars.
2.	Market capitalization as at December 31, 2014.
3.	Sales represent oil and gas sales and exclude sales from trading.
4.	Rank order is from largest to smallest.
5.	Median of 2014 peer group is for the 2014 fiscal year (excluding Vermilion).
6.	We have global operations in Canada, U.S., Australia, France, the Netherlands, Germany and Ireland. Figures reflect 2014 fiscal year results.

Page 60 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Compensation Discussion and Analysis

In November 2013, the peer group selection process was reviewed and the selection criteria was broadened for the 2014 performance year to allow for an optimum peer group size of 15 to 20 companies. The screening for available peers begins with the independent S&P/TSX Oil & Gas Exploration & Production Index. Filters are applied to the index participants to identify those members most comparable to Vermilion in terms of market capitalization and business model using the following criteria:

•	dividend paying companies for at least one (1) entire calendar year;
•	market capitalization between $1 billion and $20 billion; and
•	annual average production of at least 10,000 boe/d.

As a result of our evaluation, an additional four companies (Canadian Oil Sands Ltd., Encana Corporation, Pacific Rubiales Energy Corp. and Talisman Energy Inc.) were added to the 2014 peer group and one existing company, Perpetual Energy Inc. was removed from the 2014 peer group (which is comprised of 14 companies).

The peer group for 2015 performance year was reviewed to ensure the companies in our peer group meet the required criteria. As a result of the review, two companies (Bonterra Energy Corp. and Whitecap Resources Inc.) were added to the 2015 peer group and three existing companies (Lightstream Resources Ltd., Talisman Energy Inc. and Trilogy Energy Corp.) were removed from the 2015 peer group (which is comprised of 13 companies).

Vermilion generated a return to investors of -4.4% for the year ending December 31, 2014.

Executive Ownership Guidelines

As of February 27, 2014, the share ownership policy was changed to require the CEO to hold shares equal to five (5) times the annual base salary and the President and Chief Operating Officer and Executive Vice Presidents to hold shares equal to three (3) times the annual base salary.

Executives have five years to accumulate the minimum number of shares required. The value of unvested share awards are not included in the calculation of ownership. All our executives meet and exceed ownership requirements.

After the five year accumulation period, if an executive is not in compliance with the required share ownership policy, the executive has 30 calendar days to comply.

Position	Required Share Ownership	Average Share Ownership	Post-Resignation / Retirement Required Share Ownership
CEO	5 times base salary	328.4 times base salary	12 months
President and COO	3 times base salary	7.1 times base salary	n/a
Executive Vice Presidents	3 times base salary	15.8 times base salary	n/a

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Compensation Discussion and Analysis

Clawback Policy (Recoupment of Incentive Compensation)

As of February 27, 2014, Vermilion has adopted a policy regarding recoupment of any incentive payment to an executive officer where:

•	the payment was predicated upon achieving certain financial results that were subsequently the cause of a substantial restatement of the Company’s financial statements;
•	the Board determines the executive officer engaged in intentional misconduct that caused or substantially caused the need for substantial restatement; and
•	a lower incentive compensation payment would have been made to the executive officer based upon the restated financial results.

In such circumstances, the Company will seek to recover from such executive officer the amount by which that executive officer’s incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results.

Trading in Vermilion Securities

Vermilion has an insider trading policy designed to prevent insider trading given directors, executives, employees and contractors may have confidential information about the business.

Our policies ensure that we comply with Canadian law, provide timely disclosure of material information and prevent inequitable trading by directors, executives and employees. Specifically, the policy:

•	provides guidelines on material information and appropriate disclosure procedures;
•	imposes blackouts on trading from one or two weeks prior to Board approval of regular financials until the second trading day after the news release of those financials, with longer periods imposed on executives and other employees in selected positions;
•	allows for transactional trading blackouts to be imposed from time to time for relevant personnel;
•	gives guidance on the appropriate handling of confidential information; and
•	requires that directors and officers report their trades in securities and any derivative transactions involving securities of Vermilion.

Anti-Hedging Policy

Vermilion has adopted an anti-hedging policy that prohibits all directors and officers of the Corporation from purchasing or writing financial instruments, such as puts and call options, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such director or officer as compensation or held directly or indirectly by such director or officer. Notwithstanding these prohibitions, directors and officers of the Corporation may sell a security which such director or officer does not own if such director or officer owns another security convertible into such security or an option or right to acquire the security sold and, within 10 days after the sale, such director or officer: (i) exercises the conversion privilege, option or right and delivers the securities so associated to the purchaser; or (ii) transfers the convertible security, option or right (if transferable) to the purchaser. Further this policy does not prevent a director or officer of the Corporation from pledging his or her securities of the Corporation as security for a loan.

Vermilion monitors trading activities of executives and directors to ensure trading is consistent with corporate policies. To Vermilion’s knowledge, in 2014, no executive or director hedged or offset a decrease in market value of Vermilion equity securities granted as compensation or held, directly or indirectly.

Succession Planning

We have a succession plan for our executive team. We also have a leadership development program to ensure senior level employees are well prepared to take on executive positions in the future. The leadership development program includes:

•	internal leadership development to enhance knowledge of the Company, industry and key leadership skills. This program is delivered in all our countries of operation; and
•	enrollment in relevant university or executive leadership programs.

The Governance and Human Resources Committee is responsible for:

•	reviewing our talent pool and succession plan on an ongoing basis; and
•	ensuring the succession plan is presented to the Board each year.

The Board ensures that directors have opportunities to get to know those employees who have been identified as potential executives and senior management staff. Those employees make presentations to the Board and are invited to functions where they can interact with the directors informally.

Chief Executive Officer Review

The Governance and Human Resources Committee oversees the performance review of the CEO. The table on page 67 shows Vermilion’s achievements under Mr. Donadeo’s leadership in 2014. Additional information on his personal achievements are set out on page 74.

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2014 Results and Compensation Impacts

Strategic Objectives

Our strategic objectives in 2014 were to:

✓	continuously enhance Stakeholder confidence by delivering top quartile Shareholder returns;
✓	develop and sustain a robust portfolio;
✓	demonstrate operational excellence;
✓	deliver best-in-class Health, Safety and Environment performance;
✓	offer a workplace of choice to attract and retain extraordinary people; and
✓	provide an efficient and profitable corporate structure through an entrepreneurial approach.

Our success in executing our strategy ties directly to our compensation in the short-term and the long-term.

Alignment of Executives and Shareholders

Management ownership is 3.7% of outstanding shares.

Highlighted Short-term Strategic Success

In 2014, we generated a total return of -4.4% for our investors, which placed us in the top quartile amongst our peer group and we significantly outpaced all prominent energy indices.

Highlighted Long-term Strategic Success

In 2014, we delivered strong operational and financial performance. Performance from all geographic areas met our expectations and contributed to our achievement of 21% growth in full year average production. Key strategic successes in 2014 included:

✓	Achieved record average annual production of 49,573 boe/d during 2014, an increase of 21% as compared to 41,005 boe/d during 2013.
✓	Achieved continued reserves growth, including an 18% increase in proved reserves to 151.5 mmboe while proved and probable reserves grew by 24% to 246.9 mmboe.[1]

✓	Reserve-life index increased to 13.6 years, from 13.3 years in 2013, based on year-end 2014 proved plus probable reserves and annualized fourth quarter 2014 production.[1]
✓	In Canada, we grew production by 34% to 23,001 boe/d as compared to 17,117 boe/d in 2013. We drilled 25.9 net Cardium wells, of which 17 were long-reach wells with horizontal lengths greater than one mile. In the Mannville, we drilled 7.7 net wells and we completed 1.3 net Duvernay horizontal appraisal wells in 2014.
✓	In France, we drilled 7.5 net wells, including the completion of a five-well drilling program in the Champotran field. We completed the 160 km2 Champotran 3D seismic project ahead of schedule and under budget.
✓	In the Netherlands, we concluded a successful seven (4.7 net) well drilling program and grew production by 8% versus 2013. We also increased our technical staffing levels with a goal to increase activity levels to maintain a rolling inventory of projects and develop our extensive land base.
✓	In 2014, we celebrated Vermilion’s 20th anniversary as a publicly traded company. It was a challenging and also a tremendously rewarding, 20 years.

Longer-term, we continue with our new growth initiatives to identify and capture new and emerging unconventional resource development opportunities with potential to deliver meaningful production and reserves growth through 2020 and beyond.

Note:

1.	Estimated proved plus probable reserves attributable to the assets as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 6, 2015 with an effective date of December 31, 2014.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 63

2014 Results and Compensation Impacts

2014 Strategic Plan Performance

To determine base salaries, bonuses and long-term incentives for executives we consider our achievements during the year compared to our long-term strategic plan and our corporate performance scorecard. This allows us to measure annual results compared to common industry metrics and our annual strategic plan. Achievements on the six components of our strategic plan and the executives responsible are shown below.

	Strategic Plan	Achievement	Executives
1.	Top Quartile Shareholder Returns	Minimized the impact to Shareholder value during a significant downturn in commodity prices with total return to Shareholders, including dividends, of -4.4% in 2014 as compared to a peer group average, excluding Vermilion, of -38.5%, S&P/TSX Oil & Gas Exploration & Production Index total return of -22.1%, S&P 500 Energy Index of -10% and to an S&P/TSX Composite Index total return of 10.6%.	✓ Donadeo ✓ Marino ✓ Hicks
Continue to maintain the monthly cash dividend of $0.215 per share, and have announced an amendment to our Dividend Reinvestment Plan to include a Premium DividendTM Component to preserve the strength of our balance sheet over the near-term.[1]
Participated in over 450 meetings with various Stakeholders including investors, research analysts, sales desks, retail brokers, media and others.
2.	Robust Portfolio	Continue to appraise our position in the Duvernay condensate-rich natural gas resource play which spans the breadth of the condensate-rich fairway. To date we have completed three vertical appraisal wells and two (1.3 net) horizontal appraisal wells. Significantly grew Cardium light oil production in Alberta, which averaged over 10,800 boe/d in 2014, representing a 20% increase from 2013.
		In February 2014, Vermilion completed an acquisition of GDF Suez’s S.A. 25% interest in four producing natural gas fields and a surrounding exploration license located in northwest Germany.	✓ Donadeo ✓ Marino ✓ Donovan
In April 2014, Vermilion closed the acquisition of Elkhorn Resources Inc., a privately held company, and acquired assets comprised of high netback, light oil producing assets in the Northgate region of southeast Saskatchewan and included approximately 57,000 net acres of land (approximately 80% undeveloped), seven oil batteries, and preferential access to 50% or greater capacity at a solution gas facility.
Completed Vermilion’s first acquisition in the United States. Through the transaction, Vermilion acquired approximately 68,000 acres of land (98% undeveloped) in the Powder River Basin of northeastern Wyoming, including 53,000 net acres at an average operated working interest of 70% in a promising tight oil project in the Turner Sand at a depth of approximately 1,500 metres.
Continued progression of New Growth Initiatives which target the identification and capture of meaningful conventional and unconventional resource related exploration exposure in North America, Europe and Australia.
3.	Operational Excellence	Achieved record average annual production of 49,573 boe/d during 2014, an increase of 21% as compared to 41,005 boe/d during 2013.
		Reserve-life index increased to 13.6 years, from 13.3 years in 2013, based on year-end 2014 proved plus probable reserves and annualized fourth quarter 2014 production. See notes on page 65.[2]	✓ Donadeo ✓ Marino
Achieved continued reserves growth, including an 18% increase in proved reserves to 151.5 mmboe while proved and probable reserves grew by 24% to 246.9 mmboe. See notes on page 65.[2]
In the Netherlands, we concluded a successful seven (4.7 net) well drilling program and grew production by 8% versus 2013. We also increased our technical staffing levels with a goal to increase activity levels to maintain a rolling inventory of projects and develop our extensive land base.
4.	Best in Class Health, Safety and Environment (HSE)	Continuous improvement in leading and lagging indicators on standard industry measures such as emergency response exercises and lost time incidents. See notes on page 65.[3,4]	✓ Donadeo ✓ Marino ✓ Jasinski
We received an award from the French Government for our tomato greenhouse project, a model of sustainability, building stronger relations with community and strengthening the credibility of the organization in the country.
In August 2014, we released our first sustainability report for the 2012 and 2013 fiscal years.
5.	Extraordinary People	Mr. Anthony Marino promoted to President and Chief Operating Officer from Executive Vice President and Chief Operating Officer March 3, 2014.	✓ Donadeo ✓ Jasinski
Vermilion was named amongst the top 5 companies in Canada in Best Places to Work®, one of the top 10 in Netherlands and ranked 13th in France compared to rank amongst the top 25 companies in both France and Canada, in 2013, 2012, 2011 and 2010.
Supported growth via recruiting efforts by continuing to build technical teams, primarily in Europe.
Recognition in 2014 Globe and Mail’s Board Games survey ranking 2nd among oil and gas companies and 19th among Canadian corporations for governance practices.
Introduced a new community investment program, expanding the focus areas to include Homelessness and Poverty, Health and Safety, Environmental Stewardship, and Celebrating Vermilion’s Culture.
6.	Entrepreneurial Approach	Amended our Dividend Reinvestment Plan to include a Premium Dividend™ Component.[1] The Premium Dividend™ Component, when combined with the Dividend Reinvestment Component, will help to preserve cash and is expected to increase our access to the lowest cost sources of equity capital available at 3.5% and 3%, respectively.[1]
Initiated a Profitability Enhancement Program focused on enhancing revenues, reducing capital costs, operating expenses and general and administrative outlays that has led to significant cost reductions across the organization.
		Further strengthened internal communications across countries and business units via new intranet platform.	✓ Donadeo ✓ Marino ✓ Hicks ✓ Donovan ✓ Jasinski
Integration of new business units in Germany, southeast Saskatchewan and the United States into Vermilion’s financial, treasury, tax and information technology systems.

Page 64 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

2014 Results and Compensation Impacts

2014 Performance – Corporate Scorecard

Our corporate performance scorecard includes both standard industry metrics and internal measures of performance which are compared to plans established by management and approved by the Board of Directors each year. Achievements on the key elements of our corporate performance scorecard help determine annual base salary, bonus and long-term incentive pools.

Category	Measure	Description	Results
Market	Relative Total Shareholder Return (TSR)	Annual TSR compared to peer group. Measures the absolute performance of the shares in the market including the value of dividends.

Outperformed
Maintained Shareholder value during a significant downturn in commodity prices with a change in share price net of dividend returns to investors of -4.4% in 2014 as compared to a peer group average, excluding Vermilion, of -38.5%, S&P/TSX Oil & Gas Exploration & Production Index total return of -22.1%, S&P 500 Energy Index of -10% and to an S&P/TSX Composite Index total return of 10.6%

Continue to maintain the monthly cash dividend of $0.215 per share, and have announced an amendment to our Dividend Reinvestment Plan to include a Premium DividendTM Component to preserve the strength of our balance sheet over the near-term.[1]

Financial and Operational	Production per Share Growth	This is an indicator of our ability to maintain or grow production on a per share basis. It is calculated on an absolute basis.

Outperformed

Achieved year-over-year production per share growth of 16% based on weighted average shares outstanding in 2014.

Nearly tripled Mannville condensate-rich gas to production in excess of 3,900 boe/d in 2014.

Vermilion negotiated the acquisition of Elkhorn Resources Inc., a privately held company adding approximately 3,000 boe/d of production in 2014.

Acquired assets in United States in the fourth quarter adding approximately 50 boe/d of annualized production.

In Canada, we grew production by 34% to 23,001 boe/d as compared to 17,117 boe/d in 2013.

In the Netherlands, we concluded a successful seven (4.7 net) well drilling program and grew production by 8% versus 2013.

	Finding and Development Cost	Cost of growing our reserves through development and capital spending. Measures the ability to replace reserves through the drill bit with results compared to approved budget targets.	Outperformed Achieved strong finding and development costs[5] for 2P reserves on a one-year, three-year, and five-year basis.
	Health, Safety and Environmental Performance (HSE)	Year-end performance is measured against an industry typical set of leading[3] and lagging[4] indicators. These measures are reflective of responsible, safe and sustainable operations.

Outperformed

Performance was better than benchmarks during a period of significant growth in operations. Received an award from the French Government for our tomato greenhouse project, a model of sustainability building stronger relations with community and strengthening the credibility of the organization in the country.

Strategy	Execution of Strategic Plan and Delivery on Corporate Objectives	Achievement of long-term goals within each of the six components of our strategic plan.	Outperformed See discussion of achievements on page 64.

Notes:

1.	TM denotes trademark of Canaccord Genuity Capital Corporation.
2.	Estimated proved plus probable reserves attributable to the assets as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 6, 2015 with an effective date of December 31, 2014.
3.	Leading indicators (inputs) include elements such as HSE inspection/audit, finding closeout, compliance/regulatory inspections, emergency response exercises.
4.	Lagging indicators (outcomes) include elements such as lost time incidents, total recordable injuries, motor vehicle accidents, liquid spills and releases.
5.	Calculated as total exploration and development capital expenditures plus future development costs divided by reserves additions.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 65

2014 Results and Compensation Impacts

Board Discretion

The Board was satisfied that the results of its evaluations of Company performance, individual executive performance and compensation levels as compared to industry peers both for the executive and the Company overall, resulted in appropriate compensation for 2014. The management recommended the compensation levels and the Board accepted reducing the compensation beyond what the formulaic results would have been. The Board did not feel that it was necessary to use its discretion to add any other factors to the analysis or to adjust compensation program results either downward or upward.

Performance Graph

This graph compares the performance of Vermilion over the last five years (including dividends) to the S&P/TSX Composite Index, the S&P 500 Composite Index and the S&P 500 Energy Index, each starting with an investment of $100 at the end of 2008.

We have significantly outperformed the listed indices over the five-year period beginning December 31, 2010.

	2010	2011	2012	2013	2014
Vermilion Energy	49.6%	3.1%	19.6%	24.6%	-4.4%
S&P/TSX Composite Index (Total Return)	17.6%	8.7%	7.2%	13.0%	10.6%
S&P/TSX Composite Index	14.4%	11.1%	4.0%	9.6%	7.4%
S&P 500 Composite Index	12.8%	0.0%	13.4%	29.6%	11.4%
S&P 500 Energy Index	17.9%	2.8%	2.3%	22.3%	-10.0%

Page 66 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

2014 Results and Compensation Impacts

Named Executive Officer Compensation Trends

Note:

1.	The aggregate NEO compensation amounts are different from those in the summary compensation table for 2011 as there were different executives in the year shown.
2.	In 2014, compensation rose slightly even though TSR value went down. This anomaly was due in part to the timing of the 2014 grant which was approved in the first quarter of the year. The April 2015 grant will be reduced to reflect corporate-wide review of award levels. The 2014 executives’ bonus payments were reduced by 29% overall and base salaries have been kept flat to 2014 rates, providing for a zero percent increase for the April 2015 review date.

The bar chart shows the trend in total compensation paid to our CEO and NEOs overall. Total compensation tracks closely to the strength of our organizational performance.

In addition to peer comparisons, significant accomplishments outlined in the strategic results for and the corporate performance scorecard for each executive were reflected in the 2014 bonus and long-term incentive awards.

Cost of Management Ratios

We evaluate cost of the management on a long-term basis relative to key metrics and we believe our total cost is aligned with our goal of providing long-term Shareholder value. Below is a chart that illustrates total NEO compensation as a percentage of financial measurements of the business.

Note:
1.	The aggregate NEO compensation amounts are different from those in the summary compensation table for 2011 as there were different executives in the year shown.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 67

2014 Results and Compensation Impacts

Total Compensation Mix

CEO Compensation Mix	NEO Compensation Mix

Note:

1.	NEO compensation mix includes all executives, including the CEO.

2014 Actual Compensation Mix

NEO	Base Salary Rate	Bonus	Share Awards	Savings Plan
Donadeo	13.43%	10.04%	74.71%	1.39%
Hicks	15.46%	9.55%	72.77%	1.61%
Marino	12.63%	9.07%	76.54%	1.31%
Donovan	25.35%	15.72%	55.23%	2.65%
Jasinski	22.85%	15.76%	57.92%	2.37%

Note:

1.	All amounts are as a percentage of total compensation.

At-risk Compensation

	Target At-risk Compensation[1]		Actual At-risk Compensation[1]
Position	Bonus Target	Share Awards Target	2014 Bonus	2014 Share Awards
CEO[2]	75%	205%	75%	556%
Executive Officers	60%	175%	66%	407%
(excluding CEO)

Notes:

1.	All amounts are as a percentage of base salary.
2.	At-risk target and actual compensation reflect compensation awarded to the CEO for the 2014 year.

Page 68 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Executive Compensation

Named Executive Officers

Lorenzo Donadeo	Chief Executive Officer
Anthony Marino	President and Chief Operating Officer
Curtis Hicks	Executive Vice President and Chief Financial Officer
John Donovan	Executive Vice President, Business Development
Mona Jasinski	Executive Vice President, People & Culture

Chief Executive Officer

Mr. Donadeo’s base salary and annual cash incentive, totaling $935,000 for 2014, was competitive within the range of our peer group. His annual bonus of $400,000 was based on Vermilion’s performance for the 2014 year. To manage affordability in light of current commodity price downturn, Mr. Donadeo’s annual bonus was reduced by 33.3% compared to the 2013 annual bonus.

The April 2015 grant of share awards will be reduced to reflect a corporate review of award levels. Base salaries for executives have been kept flat to 2014 rates, providing a zero percent increase for the April 2015 review date, to demonstrate commitment to containing costs into 2015.

Cost of Management Ratio

In the last five years Vermilion’s market capitalization increased by 48.7%. For the same period, the cost of management ratio averaged 0.2% of total market capitalization.

Total Compensation

In 2014, the total compensation paid to all executives was $12,064,739.

Ownership & Equity at-Risk

As of February 27, 2014, the share ownership policy was changed to require the CEO to hold shares equal to five (5) times the annual base salary, the President and COO and Executive Vice Presidents to hold shares equal to three (3) times the annual base salary. All our executives meet and exceed ownership requirements.

The CEO holds 328.4 times his annual base salary in equity or $175.7 million. He is only required to hold five (5) times. He must continue to hold at least one (1) times his base salary in shares for at least 12 months after retirement or resignation.

Excluding the CEO, the average NEOs’ equity ownership, is 15.8 times the average NEOs’ annual base salary in equity or $5.3 million.

Termination Obligations

If we had a change of control on December 31, 2014, our executives would have been entitled to receive a total of approximately $7.7 million in aggregate.

Vermilion Energy Inc. ■ 2015 Management Proxy CircularPage ■ Page 69

Executive Compensation

Executive Biographies

Lorenzo Donadeo
Chief Executive Officer[1]	Age 59	Calgary, Alberta, Canada
As Chief Executive Officer, Mr. Donadeo is responsible for Vermilion’s overall leadership and strategy, in conjunction with our Board of Directors. This includes developing and executing the business plan, while managing risk to create long-term sustainable value for our Shareholders.
Experience:	✓ Vermilion – 20 years
✓ Industry – 34 years

Biography

Mr. Donadeo brings 34 years of experience in the oil and gas industry, including mergers and acquisitions, production, exploitation, field operations and gas marketing in Western Canada and internationally in Australia, France, the Netherlands, Trinidad and Tobago.

He was one of the founders of Vermilion in 1994 and currently serves as Chief Executive Officer (since 2003). Mr. Donadeo served as President and Chief Executive Officer from 2003 to 2014 and Executive Vice President and Chief Operating Officer when Vermilion made its international forays into France in 1996 and Trinidad and Tobago in 1999 through Aventura Energy Inc. Mr. Donadeo was the President and CEO of Vermilion when Vermilion founded Verenex in 2004, a company that was subsequently active in Libya. Prior to Vermilion, he worked at Dome Petroleum and Amoco Canada, as well as at a private oil and gas company.

Mr. Donadeo has a Bachelor of Science degree in Mechanical Engineering (with distinction) from the University of Alberta.

2014 Key Achievements

In determining Mr. Donadeo’s compensation for 2014, the Board considered a variety of factors including:

✓	maintained Shareholder value during a significant downturn in commodity prices with a change in share price net of dividend returns to investors of -4.4% in 2014 as compared to a peer group average, excluding Vermilion, of -38.5%, S&P/TSX Oil & Gas Exploration & Production Index total return of -22.1%, S&P 500 Energy Index of -10.0% and to an S&P/TSX Composite Index total return of 10.6%;
✓	advanced Vermilion’s Health, Safety and Environment (“HSE”) practices, nurtured and strengthened our HSE culture and advanced our objective of achieving best in class HSE performance; and
✓	established long-term strategy for Vermilion to the year 2020 which expands our portfolio of organic growth opportunities and targets average annual production growth of 5% while providing a reliable and growing dividend.

Compensation Summary[2]
Compensation Component	2014 ($)	2013 ($)	2012 ($)	Three-year total ($)
Base salary rate[3]	535,000	510,000	460,000	1,505,000
Bonus (short-term incentive)	400,000	600,000	650,000	1,650,000
Share awards value (long-term incentive)	2,975,072	2,524,923	1,540,022	7,040,017
Savings plan benefit[4]	55,519	52,238	47,644	155,401
Other compensation[5]	16,683	16,541	16,106	49,330
Total	3,982,274	3,703,702	2,713,772	10,399,748

Share Ownership
2014 Equity at-risk[6]	Share Ownership	Guideline	Multiple of Base Salary	Meets Ownership Requirements
$175,709,496	3,257,499	Five times annual base salary[7]	328.4 times	Yes

Notes:

1.	Effective March 3, 2014, Mr. Donadeo’s position changed to Chief Executive Officer from President and Chief Executive Officer.
2.	Compensation Summary for 2013 and 2012 reflects compensation received as a President and Chief Executive Officer.
3.	Base salary rate represents the base salary at December 31, 2014.
4.	Contributions made by Vermilion to the executive’s share savings plan as we do not have a pension plan.
5.	Other compensation includes parking fees and vehicle allowance.
6.	Equity at-risk is the market value of shares owned on March 15, 2015, excluding share awards, based on the closing trading price of the shares on the TSX on March 13, 2015 of $53.94.
7.	Mr. Donadeo must continue to hold at least one (1) times his base salary in shares for at least 12 months after he resigns or retires.

CEO Look-Back Total Take

Mr. Donadeo’s total compensation earned since he became President and CEO on January 22, 2003 is $33.3 million. Over the same period, Vermilion’s market capitalization increased by $5.46 billion. His total compensation is 0.61% of the increase in market capitalization.

Page 70 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Executive Compensation

Curtis W. Hicks
Executive Vice President and Chief Financial Officer	Age 57	Calgary, Alberta, Canada
As Executive Vice President and Chief Financial Officer, Mr. Hicks is responsible for Vermilion’s global risk, tax, investor relations, insurance, treasury and financial reporting functions.
Experience:	✓ Vermilion – 12 years
✓ Industry – 35 years

Biography

Mr. Hicks brings 35 years of industry experience, primarily in the financial area of oil and gas operations, as well as property and corporate acquisitions.

From 2000 to 2003, he was Vice President, Finance, and Chief Financial Officer with NAL Oil & Gas Trust, prior to that, he was Chief Executive Officer of Caravan Oil & Gas Ltd. from 1998 to 2000. He began his career with ELAN Energy Inc. in 1983, serving as their Vice President Finance and Chief Financial Officer as ELAN grew from 200 bbls/d to over 35,000 bbls/d.

Mr. Hicks is a chartered accountant. He has a Bachelor of Commerce degree (with distinction) from the University of Saskatchewan.

2014 Key Achievements

In determining Mr. Hicks’ compensation for 2014, the Board considered a variety of factors including:

✓	stewarded an integration of new businesses in Germany and southeast Saskatchewan into Vermilion’s financial, treasury, tax and information technology systems;
✓	initiated a review of the Company’s treasury practices with a view to implanting ‘best in class’ process and procedures identified for mid-cap global companies, including cash management and foreign exchange hedging; and
✓	team participated in over 450 meetings with various Stakeholders including investors, research analysts and others.

Compensation Summary
Compensation Component	2014 ($)	2013 ($)	2012 ($)	Three-year total ($)
Base salary rate[1]	340,000	325,000	310,000	975,000
Bonus (short-term incentive)	210,000	300,000	350,000	860,000
Share awards value (long-term incentive)	1,600,010	1,285,039	750,026	3,635,075
Savings plan benefit[2]	35,306	33,731	32,288	101,325
Other compensation[3]	13,378	13,236	12,801	39,415
Total	2,198,694	1,957,006	1,455,115	5,610,815

Share Ownership
2014 Equity at-risk[4]	Share Ownership	Guideline	Multiple of Base Salary	Meets Owners Requirements
$7,334,545	135,976	Three times annual base salary	21.6 times	Yes

Notes:

1.	Base salary rate represents the base salary at December 31, 2014.
2.	Contributions made by Vermilion to the executive’s share savings plan as we do not have a pension plan.
3.	Other compensation includes parking fees and executive health benefits.
4.	Equity at-risk is the market value of shares owned on March 15, 2015, excluding share awards, based on the closing trading price of the shares on the TSX on March 13, 2015 of $53.94.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 71

Executive Compensation

Anthony Marino
President and Chief Operating Officer[1]	Age 54	Calgary, Alberta, Canada
As President and Chief Operating Officer, Mr. Marino oversees Vermilion’s global operations, drilling and completion activities, exploration, marketing and HSE.
Experience:	✓ Vermilion – 3 years
✓ Industry – 32 years

Biography

Mr. Marino brings 32 years of oil and gas experience. He currently serves as President and Chief Operating Officer (since 2014). Mr. Marino joined Vermilion in June, 2012 as Executive Vice President and Chief Operating Officer. Prior to joining Vermilion, he held the position of President and Chief Executive Officer of Baytex Energy Corporation, after initially serving as Baytex’s Chief Operating Officer. Prior to joining Baytex, Mr. Marino held the role of the President and Chief Executive Officer of Dominion Exploration Canada Ltd. Earlier in his career, he held a variety of technical and management positions with AEC Oil and Gas (USA) Inc., Santa Fe Snyder Corp. and Atlantic Richfield Company. Mr. Marino brings strong experience in production operations and the development of oil and gas resource plays to Vermilion. In addition to his operating experience, Mr. Marino also has an extensive background in business development and oil and gas marketing.

Mr. Marino has a Bachelor of Science degree (with Highest Distinction) in Petroleum Engineering from the University of Kansas and a Masters in Business Administration degree from California State University at Bakersfield. He is a registered professional engineer and holds the Chartered Financial Analyst designation.

2014 Key Achievements

In determining Mr. Marino’s compensation for 2014, the Board considered a variety of factors including:

✓	recorded average production of 49,573 boe/d in 2013, an increase of 21% as compared to 41,005 boe/d in 2013;
✓	independent reserve assessment completed by GLJ Petroleum Consultants Ltd. effective December 31, 2014 resulted in an increase of 18% in total proved reserves (“1P”), while total proved plus probable (“2P”) reserves increased 24%. Reserve-life index increased to 13.6 years for 2P reserves based on year-end 2014 reserve estimates and annualized fourth quarter production. At year-end 2014, Vermilion recorded an F&D cost[2] (including future development capital) of $17.37 per BOE with a recycle ratio of 3.2; and
✓	reorganized the operating group into Business Unit structure which corresponds to each of the major areas of operations: Canada, France, Netherlands, Australia and New Ventures. Vermilion’s operations group integrated acquisitions in Saskatchewan, Germany and the United States. Established new business unit offices in Denver and Berlin.

Compensation Summary[3]
Compensation Component	2014 ($)	2013 ($)	2012 ($)	Three-year total ($)
Base salary rate[4]	425,000	400,000	385,000	1,210,000
Bonus (short-term incentive)	305,000	400,000	300,000	1,005,000
Share awards value (long-term incentive)	2,575,035	1,749,965	2,875,466	7,200,466
Savings plan benefit[5]	43,968	41,606	23,581	109,155
Other compensation[6]	15,225	11,723	4,662	31,610
Total	3,364,228	2,603,294	3,588,709	9,556,231

Share Ownership
2014 Equity at-risk[7]	Share Ownership	Guideline	Multiple of Base Salary	Meets Ownership Requirements
$3,022,366	56,032	Three times annual base salary	7.1 times	Yes

Notes:

1.	Effective March 3, 2014, Mr. Marino’s position changed to President and Chief Operating Officer from Executive Vice-President and Chief Operating Officer.
2.	Calculated as total exploration and development capital expenditures plus future development costs divided by reserves additions.
3.	Compensation Summary for 2013 and 2012 reflects compensation received as an Executive Vice President and Chief Operating Officer.
4.	Base salary rate represents the base salary at December 31, 2014.
5.	Contributions made by Vermilion to the executive’s share savings plan as we do not have a pension plan.
6.	Other compensation includes parking fees and executive benefits.
7.	Equity at-risk is the market value of shares owned on March 15, 2015, excluding share awards, based on the closing trading price of the shares on the TSX on March 13, 2015 of $53.94.

Page 72 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Executive Compensation

John D. Donovan
Executive Vice President, Business Development	Age 60	Calgary, Alberta, Canada
As Executive Vice President, Business Development, Mr. Donovan is responsible for Vermilion’s global business development activities including strategy and portfolio management, acquisitions, marketing and expansion into existing and/or new global, stable locations.
Experience:	✓ Vermilion – 10 years
✓ Industry – 36 years

Biography

Mr. Donovan brings 36 years of industry experience primarily in acquisitions and dispositions, international business development and financial management and controls. From 2002 to 2005 he was Senior Vice President of Harrison Lovegrove (now Standard Chartered Bank), oil and gas consultants. Before that he spent 24 years with ConocoPhillips, most recently as Regional Manager, Business Development Latin America.

Mr. Donovan is a chartered accountant and a fellow of the Institute of Chartered Accountants in England and Wales.

2014 Key Achievements

In determining Mr. Donovan’s compensation for 2014, the Board considered a variety of factors including:

✓	completed an acquisition in Germany. In February 2014, Vermilion completed an acquisition of GDF Suez’s 25% interest in four producing natural gas fields and a surrounding exploration license located in northwest Germany;
✓	negotiated and completed an acquisition in southeast Saskatchewan. In April 2014, Vermilion completed the acquisition of Elkhorn Resources Inc., a privately held company. The acquired Company’s assets are comprised of high netback, light oil producing assets in the Northgate region of southeast Saskatchewan and include approximately 57,000 net acres of land (approximately 80% undeveloped), seven oil batteries, and preferential access to 50% or greater capacity at a solution gas facility; and

✓ negotiated and completed an acquisition in the United States, Vermilion’s first acquisition in the United States. Through the transaction, Vermilion acquired approximately 68,000 acres of land (98% undeveloped) in the Powder River Basin of northeastern Wyoming, including 53,000 net acres at an average operated working interest of 70% in a promising tight oil project in the Turner Sand at a depth of approximately 1,500 meters.

Compensation Summary
Compensation Component	2014 ($)	2013 ($)	2012 ($)	Three-year total ($)
Base salary rate[1]	322,500	316,200	310,000	948,700
Bonus (short-term incentive)	200,000	275,000	225,000	700,000
Share awards value (long-term incentive)	702,564	699,977	750,026	2,152,567
Savings plan benefit[2]	33,697	33,038	32,288	99,023
Other compensation[3]	13,378	13,236	12,459	39,073
Total	1,272,139	1,337,451	1,329,773	3,939,363

Share Ownership
2014 Equity at-risk[4]	Share Ownership	Guideline	Multiple of Base Salary	Meets Ownership Requirements
$9,224,279	171,010	Three times annual base salary	28.6 times	Yes

Notes:

1.	Base salary rate represents the base salary at December 31, 2014.
2.	Contributions made by Vermilion to the executive’s share savings plan as we do not have a pension plan.
3.	Other compensation includes parking fees and executive health benefits.
4.	Equity at-risk is the market value of shares owned on March 15, 2015 excluding share awards, based on the closing trading price of the shares on the TSX on March 13, 2015 of $53.94.

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 73

Executive Compensation

Mona Jasinski
Executive Vice President, People & Culture	Age 51	Calgary, Alberta, Canada
As Executive Vice President, People & Culture, Ms. Jasinski oversees all global human resources initiatives including succession planning, recruitment, compensation and benefits, governance, in addition to global communications and community investment and building organizational culture.
Experience:	✓ Vermilion – 6 years
✓ Industry – 27 years

Biography

Ms. Jasinski brings 27 years of human resources and organizational effectiveness experience, primarily in the oil and gas industry, including operations and mergers and acquisitions. Before joining Vermilion, she spent five years with Royal Dutch Shell, most recently as Onshore Productions, North America, Human Resources Manager. Prior to that she worked at TransCanada Pipelines and in Management Consulting specializing in strategy, leadership effectiveness and talent management.

Ms. Jasinski serves on the Board of Directors of the YWCA as Chair of the Governance Committee.

Ms. Jasinski is currently completing the Institute of Corporate Directors (ICD), Directors Education Program. She completed the Ivey Executive Program at the University of Western Ontario, has a Masters in Business Administration from the University of Calgary and is a Certified Human Resources Professional.

2014 Key Achievements

In determining Ms. Jasinski’s compensation for 2014, the Board considered a variety of factors including:

✓	recognized by the Great Place to Work® Institute in the top 5 companies in Canada, top 10 in Netherlands, in the first year of our eligibility, making Vermilion the highest ranked energy company in Netherlands survey, and ranked 13th in France compared to top 25 in both France and Canada in 2013, 2012, 2011 and 2010;
✓	received recognition for governance practices in Globe and Mail’s 2014 Board Games survey, ranking 2nd among oil and gas companies and 19th among Canadian corporations; and
✓	supported growth via recruiting efforts by continuing to build technical teams, primarily in Europe.

Compensation Summary
Compensation Component	2014 ($)	2013 ($)	2012 ($)	Three-year total ($)
Base salary rate[1]	290,000	275,000	245,000	810,000
Bonus (short-term incentive)	200,000	275,500	258,400	733,900
Share awards value (long-term incentive)	735,045	649,997	600,021	1,985,063
Savings plan benefit[2]	30,056	27,440	25,531	83,027
Other compensation[3]	13,878	13,236	10,553	37,667
Total	1,268,979	1,241,173	1,139,505	3,649,657

Share Ownership
2014 Equity at-risk[4]	Share Ownership	Guideline	Multiple of Based Salary	Meets Ownership Requirements
$1,700,836	31,532	Three times annual base salary	5.9 times	Yes

Notes:

1.	Base salary rate represents the base salary at December 31, 2014.
2.	Contributions made by Vermilion to the executive’s savings plan as we do not have a pension plan.
3.	Other compensation includes parking fees and executive health benefits.
4.	Equity at-risk is the market value of shares owned on March 15, 2015, excluding share awards, based on the closing trading price of the shares on the TSX on March 13, 2015 of $53.94.

Page 74 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Executive Compensation

Summary Compensation Table

The tables on each executive’s information page set out their total compensation over the past three years.

Executive and Title	Year	Salary[1] ($)	Share- based Awards[2] ($)	Option – based Awards ($)	Non-equity incentive Plan Compensation ($)		Pension Value ($)	All Other Compen- sation[4] ($)	Total Compen- sation ($)
					Annual incentive Plans[3] ($)	Long-term incentive Plans
Donadeo[5]	2014	528,750	2,975,072	n/a	400,000	n/a	n/a	72,202	3,976,024
CEO	2013	497,500	2,524,923	n/a	600,000	n/a	n/a	68,779	3,691,202
	2012	453,750	1,540,022	n/a	650,000	n/a	n/a	63,750	2,707,522
Hicks	2014	336,250	1,600,010	n/a	210,000	n/a	n/a	48,684	2,194,944
Executive Vice President	2013	321,250	1,285,039	n/a	300,000	n/a	n/a	46,967	1,953,256
and Chief Financial Officer	2012	307,500	750,026	n/a	350,000	n/a	n/a	45,089	1,452,615
Marino[6,7]	2014	418,750	2,575,035	n/a	305,000	n/a	n/a	59,193	3,357,978
President and Chief Operating	2013	396,250	1,749,965	n/a	400,000	n/a	n/a	53,329	2,599,544
Officer	2012	224,583	2,875,466	n/a	300,000	n/a	n/a	28,243	3,428,292
Donovan	2014	320,925	702,564	n/a	200,000	n/a	n/a	47,075	1,270,564
Executive Vice President,	2013	314,650	699,977	n/a	275,000	n/a	n/a	46,274	1,335,901
Business Development	2012	307,500	750,026	n/a	225,000	n/a	n/a	44,747	1,327,273
Jasinski	2014	286,250	735,045	n/a	200,000	n/a	n/a	43,934	1,265,229
Executive Vice President,	2013	260,563	649,997	n/a	275,500	n/a	n/a	40,676	1,226,736
People & Culture	2012	243,150	600,021	n/a	258,400	n/a	n/a	36,084	1,137,655
Total		5,217,621	22,013,188		4,948,900			745,026	32,924,735

Notes:

1.	Base salary received in the year noted. Base salary changes are generally effective in April of each year. Base salary increases were a result of comparisons to market for comparable roles and sustained performance of the incumbents meeting or exceeding individual and corporate objectives.
2.	Value of VIP share awards granted on April 1, 2014 multiplied by the grant value of $69.98 (fair value). For the purpose of accounting and the preparation of its consolidated financial statements, Vermilion measures the fair value for accounting purposes of share-based awards by multiplying the number of awards expected to vest by the share price on the grant date and an estimated performance factor. The fair value for accounting purposes is recognized over the vesting period as equity based compensation expense in the consolidated financial statements. The value of the awards is adjusted in subsequent periods based upon revised expectations of the performance factor; as such, the accounting fair value is likely to change at each reporting period. As at December 31, 2014, the accounting fair value of share-based awards granted to NEOs in 2014 totaled $12,112,056.
3.	The annual incentive plan is Vermilion’s only non-equity incentive plan compensation. Bonuses under the plan are payable on March 31, 2015 and are paid 50% in cash and 50% in shares from treasury with after tax dollars and vest immediately.
4.	All Other Compensation include contributions made by Vermilion to the executives’ share savings plan (as we do not have a pension plan) and parking fees. It also includes a vehicle allowance for Mr. Donadeo, executive benefits in 2014 for Messrs. Hicks, Marino, Donovan and Ms. Jasinski.
5.	Effective March 3, 2014, Mr. Donadeo’s position changed to Chief Executive Officer from President and Chief Executive Officer.
6.	Effective March 3, 2014, Mr. Marino’s position changed to President and Chief Operating Officer from Executive Vice President and Chief Operating Officer.
7.	Mr. Marino commenced employment with Vermilion in June, 2012. His 2012 share award value was based on a new hire award vesting annually over three years. The first two vestings were in 2013 and 2014 and the remaining vesting in April 2015.

Executive	Year	Savings Plan ($)	Other Perquisites ($)	Total ($)
Donadeo	2014	55,519	16,683	72,202
	2013	52,238	16,541	68,779
	2012	47,644	16,106	63,750
Hicks	2014	35,306	13,378	48,684
	2013	33,731	13,236	46,967
	2012	32,288	12,801	45,089
Marino	2014	43,968	15,225	59,193
	2013	41,606	11,723	53,329
	2012	23,581	4,662	28,243
Donovan	2014	33,697	13,378	47,075
	2013	33,038	13,236	46,274
	2012	32,288	12,459	44,747
Jasinski	2014	30,056	13,878	43,934
	2013	27,440	13,236	40,676
	2012	25,531	10,553	36,084

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 75

Executive Compensation

Equity Holdings

Share Awards and Value

All share awards granted to executives that are outstanding as of December 31, 2014 are subject to the performance factors described on page 58. The value of share awards on December 31, 2014 was calculated using the TSX closing price of $57.00.

Executive	Award Date[1]	Vesting Date	Award Price ($)	Number Granted[2] (#)	Award Date Value[3] ($)	December 31, 2014 Value[4,5,7] ($)
Donadeo	April 1, 2014	April 1, 2017	68.96	43,142	2,975,072	3,270,595
	August 13, 2013	April 1, 2016	56.97	6,846	390,017	651,671
	April 1, 2013	April 1, 2016	52.28	40,836	2,134,906	3,887,179
	March 30, 2012	April 1, 2015	47.47	32,442	1,540,022	3,698,388
	Total			123,266	7,040,017	11,507,833
Hicks	April 1, 2014	April 1, 2017	68.96	23,202	1,600,010	1,758,944
	August 13, 2013	April 1, 2016	56.97	7,022	400,043	668,424
	April 1, 2013	April 1, 2016	52.28	16,928	884,996	1,611,376
	March 30, 2012	April 1, 2015	47.47	15,800	750,026	1,801,200
	Total			62,952	3,635,075	5,839,944
Marino	April 1, 2014	April 1, 2017	68.96	37,341	2,575,035	2,830,821
	August 13, 2013	April 1, 2016	56.97	7,022	400,043	668,424
	April 1, 2013	April 1, 2016	52.28	25,821	1,349,922	2,457,901
	August 14, 2012	April 1, 2015	46.85	26,862	1,258,485	3,062,268
	Total			97,046	5,583,485	9,019,414
Donovan	April 1, 2014	April 1, 2017	68.96	10,188	702,564	772,352
	April 1, 2013	April 1, 2016	52.28	13,389	699,977	1,274,499
	March 30, 2012	April 1, 2015	47.47	15,800	750,026	1,801,200
	Total			39,377	2,152,567	3,848,051
Jasinski	April 1, 2014	April 1, 2017	68.96	10,659	735,045	808,059
	April 1, 2013	April 1, 2016	52.28	12,433	649,997	1,183,497
	March 30, 2012	April 1, 2015	47.47	12,640	600,021	1,440,960
	Total			35,732	1,985,063	3,432,516

Notes:

1.	August 13, 2013 grants for Messer. Donadeo, Marino and Hicks are mid-year grants.
2.	Total for each executive is the number of share awards that were not vested as of December 31, 2014, excluding reinvested dividends.
3.	Value of share awards on the award date. Does not include the value of reinvested dividends.
4.	The value as of December 31, 2014 on the TSX of $57.00. It does not include the value of reinvested dividends.
5.	An average performance multiple was applied as follows:
a.	Share awards vesting in 2017: 2 for 2014, 1 for 2015, 1 for 2016 for an average of 1.33.
b.	Share awards vesting in 2016: 2 for 2013, 2 for 2014, 1 for 2015 for an average of 1.67.
c.	Share awards vesting in 2015: 2 for 2012, 2 for 2013, 2 for 2014 for an average of 2.
6.	No vested share awards remained to be paid out or distributed on December 31, 2014.

Page 76 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Executive Compensation

Value of Share Awards Vested and Bonus Earned During 2014

Award Type	Donadeo ($)	Hicks ($)	Marino ($)	Donovan ($)	Jasinski ($)
Share awards[1]	4,359,500	2,179,750	2,561,345	2,034,492	1,433,490
Non-equity incentive plan awards[2]	400,000	210,000	305,000	200,000	200,000

Notes:

1.	Share awards vested include the value of reinvested dividends and the performance multiple, calculated based on $68.96 – the five-day weighted average for the five days preceding the vesting date of April 1, 2014. These awards were granted on April 1, 2011 for all executives except Mr. Marino, his share awards were granted on August 14, 2012.
2.	Bonuses for 2014 are payable on March 31, 2015 and are paid 50% in shares from treasury with after tax dollars.

Equity Ownership Changes

The following table sets out the changes to the number and value of shares held by each of the executives since March 15, 2014. This table does not include unvested share awards.

As of February 27, 2014, the share ownership policy was changed to require the CEO to hold shares equal to five (5) times the annual base salary and President and COO and Executive Vice Presidents to hold shares equal to three (3) times the annual base salary.

Executive	Shares March 15, 2015 (#)	Shares March 15, 2014 (#)	Net Changes (#)	Total Equity at-Risk March 15, 2015
				Value[1] ($)	Multiple of Retainer
Donadeo	3,257,499	3,392,653	(135,154)	175,709,496	328.4 times
Hicks	135,976	123,329	12,647	7,334,545	21.6 times
Marino	56,032	27,988	28,044	3,022,366	7.1 times
Donovan	171,010	160,806	10,204	9,224,279	28.6 times
Jasinski	31,532	33,394	(1,862)	1,700,836	5.9 times

Note:

1. Calculated based on the total number of shares on March 15, 2015 multiplied by $53.94 (the TSX closing price on March 13, 2015).

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 77

Executive Compensation

Termination and Change of Control Benefits

Our executives have employment agreements that provide for a lump-sum payment if their employment is terminated:

■	by Vermilion without just cause – when there are, among other things, no performance issues, detrimental or illegal behavior or breach of the employment agreement;
■	by the executive for good reason (within 30 days of a significant demotion or reduction in duties or compensation); or
■	after a change of control, if Vermilion or its successor terminates the executive’s employment within 10 days or if the executive resigns within 60 days.

A change of control happens when, among other circumstances, someone acquires one-third of the outstanding voting shares or other securities that can be converted into voting shares.

Employment Agreements

All of the executive employment agreements provide for a base salary, discretionary bonuses and share awards as approved by the Board under our compensation plans. Like all other employees, the executives are reimbursed for reasonable expenses and receive benefits under Vermilion’s benefit plan. Any amendments to the executive employment agreements or waivers of any provision must be in writing and, in the case of any amendment, signed by both parties. An employment agreement is put in place within six months of the appointment to an officer position within Vermilion. All executives currently have employment agreements in place.

Termination Payments

Regardless of the type of termination, the executive or his/her personal representative is entitled to receive:

✓	any unpaid salary up to the termination date;
✓	all outstanding vacation pay; and
✓	all outstanding expense reimbursements.

Executives that resign, retire or are terminated for just cause do not qualify for a termination payment. Please refer to the termination chart below.

Based on 2014 base salary, bonus and benefits, the executives would receive the estimated total set out below if any of them were terminated on December 31, 2014.

Executive	Salary ($)	Bonus ($)	Benefits ($)	Total ($)
Donadeo	1,070,000	1,100,000	146,607	2,316,607
Hicks	680,000	573,333	114,647	1,367,980
Marino	850,000	670,000	128,423	1,648,423
Donovan	645,000	466,667	109,924	1,221,591
Jasinski	580,000	489,267	104,147	1,173,414
Total	3,825,000	3,299,267	603,748	7,728,015

Termination Chart

Termination Type	Severance	Bonus	Share Awards	Benefits
Retirement	None	None	All share awards expire on the retirement date	None
For Just Cause or by executive without Good Reason (Resignation)	None	None	All share awards expire on the termination date	None
Without just cause (by Vermilion) or For Good Reason (by executive)	Two (2) times annual salary[1] for executives One (1) times annual salary[1] for Vice Presidents	Two (2) times average annual bonus[2] for executives One (1) times average annual bonus[2] for Vice Presidents	All share awards that would have vested during the severance period vest under the normal schedule	Amount equal to cost of benefits for the severance period
Change of control	Two (2) times annual salary[1] for executives One (1) times annual salary[1] for Vice Presidents	Two (2) times average annual bonus[2] for executives One (1) times average annual bonus[2] for Vice President	All share awards that would have vested at the next applicable vesting date or immediately prior to the time of the change of control	Amount equal to cost of benefits for the severance period
Disability[3]	Two (2) times annual salary[1] for executives One (1) times annual salary[1] for Vice Presidents	Two (2) times average annual bonus[2] for executives One (1) times average annual bonus[2] for Vice Presidents	Vesting continues under the normal schedule	Amount equal to cost of benefits for the severance period
Death	Pro-rated to date of death	None	All share awards vest on the date of death[4]	None

Notes:

1.	In addition to the pro-rated salary to termination date.
2.	Average of the last three years’ bonuses paid to the executive. If the executive has not served for three years, the average of the bonuses paid for each full year of service to date.
3.	If an executive is receiving long-term disability, Vermilion is not obligated to pay his salary or outstanding vacation pay.
4.	The Board, in its sole discretion, may determine the performance factor to be applied and the number of share awards which will vest based on certain criteria.

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Executive Compensation

Following termination our executives are subject to confidentiality and non-solicitation restrictions preventing the use of confidential information and for one year certain direct or indirect solicitation activities (including soliciting our employees, consultants, clients or customers).

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page 79

Schedules and Other Information

Page 80 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Schedules and Other Information

Schedule “A” – Terms of Reference for the Board

I.	INTRODUCTION
A.	The Board’s primary responsibility is to foster the long-term success of Vermilion Energy Inc. (the “Corporation”)[1] consistent with the Board’s responsibility to the Shareholders to maximize Shareholder value.
B.	The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board.
C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION
A.	Nominees for directors are initially considered and recommended by the Governance and Human Resources Committee of the Board, approved by the entire Board and elected annually by the Shareholders of the Corporation.
B.	At least two-thirds of the directors comprising the Board must qualify as independent directors.[2]
C.	Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their terms of reference, as amended from time to time.

III.	DUTIES AND RESPONSIBILITIES
A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including:

i)	planning its composition and size;
ii)	selecting and setting the terms of reference for the Chairman of the Board;
iii)	nominating candidates for election to the Board;
iv)	appointing committees;
v)	determining director compensation; and
vi)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.
B.	Management and Human Resources

The Board has the responsibility for:

i)	the appointment and succession of the Chief Executive Officer (the “CEO”) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;
ii)	approving terms of reference for the CEO;
iii)	satisfying itself as to the integrity of the CEO and the other executive officers and that the CEO and the other executive officers create a culture of integrity throughout the organization;
iv)	in consultation with the CEO, approve annual objectives that the CEO is responsible for meeting;
v)	reviewing CEO performance at least annually, against agreed upon written objectives;
vi)	approving decisions relating to senior management including the:
a)	appointment and discharge of officers;
b)	compensation and benefits for executive officers;
c)	CEO’s acceptance of public service commitments or outside directorships; and
d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups.
vii)	ensuring succession planning programs are in place, including programs to train and develop management; and
viii)	approving certain matters relating to all employees, including:
a)	the annual salary policy/program for employees;

Notes:

1.	Reference to the Corporation’s operations and employees and matters related thereto shall include the Corporation’s subsidiaries, as applicable.

2.	The Board has adopted the meaning of “Independent” from NI 52-110, which is included as an appendix to the Board Operating Guidelines.

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Schedules and Other Information

b)	new benefit programs or material changes to existing programs; and
c)	pension fund investment guidelines and the appointment of pension fund managers, if applicable.
C.	Strategy and Plans

The Board has the responsibility to:

i)	participate with management, in the development of, and ultimately approve, the Corporation’s strategic plan;
ii)	approve annual capital and operating budgets which support the Corporation’s ability to meet its strategic objectives;
iii)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;
iv)	approve material divestitures and acquisitions; and
v)	monitor the Corporation’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances.
D.	Financial and Corporate Issues

The Board has the responsibility to:

i)	with consideration to the recommendation of the Audit Committee, nominate an External Auditor for approval by Shareholders; and if the Board does not adopt the Audit Committee’s recommendation for External Auditor, ensure this fact is disclosed in the Annual Information Form or Proxy Statement & Information Circular;
ii)	with consideration to the recommendation of the Audit Committee, approve the compensation of the External Auditor; and if the Board does not adopt the Audit Committee’s recommendation, ensure this fact is disclosed in the Annual Information Form or Proxy Statement & Information Circular;
iii)	take reasonable steps to ensure the implementation and integrity of the Corporation’s internal control and management information systems;
iv)	review operating and financial performance relative to budgets or objectives;
v)	approve annual and quarterly financial statements, related Management’s Discussion & Analysis and related press releases and approve release thereof by management;
vi)	approve the Management Proxy Circular in respect of annual and special meetings, Annual Information Form and documents incorporated by reference therein;
vii)	declare and approve dividends;
viii)	approve financings, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and indentures; and
ix)	approve the commencement or settlement of litigation that may have a material impact on the Corporation.
E.	Business and Risk Management

The Board has the responsibility to:

i)	ensure management identifies the principal risks of the Corporation’s business and implements appropriate systems to manage these risks; and
ii)	assess and monitor management control systems:
a)	evaluate and assess information provided by management and others (e.g., internal and external auditors) about the effectiveness of management control systems; and
b)	understand principal risks and determine whether the Corporation achieves a proper balance between risk and returns.
F.	Policies and Procedures

The Board has the responsibility to:

i)	approve and monitor compliance with all significant policies and procedures by which the Corporation is operated;
ii)	direct management to ensure the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
iii)	adopt a written Code of Business Conduct and Ethics and
iv)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment, health and safety).

Vermilion Energy Inc. ■ 2015 Management Proxy Circular ■ Page A-2

Schedules and Other Information

Schedules and Other Information

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)	ensure the Corporation has in place effective communication processes with Shareholders and other Stakeholders, the public in general and financial, regulatory and other recipients;
ii)	approve interaction with Shareholders on all items requiring Shareholder response or approval;
iii)	ensure that the financial performance of the Corporation is adequately reported to Shareholders, other security holders and regulators on a timely and regular basis;
iv)	ensure the financial results are reported fairly and in accordance with applicable accounting and reporting standards;
v)	ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and
vi)	report annually to Shareholders on the Board’s stewardship for the preceding year (the Annual Report, Information Circular and/or Proxy Statement & Information Circular).

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS
A.	The Board is responsible for:
i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and
ii)	approving matters requiring Shareholder approval at Shareholder meetings.
B.	Legal requirements for the Board include:
i)	to act honestly and in good faith with a view to the best interests of the Corporation; and
ii)	to exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

Page A-3 ■ Vermilion Energy Inc. ■ 2015 Management Proxy Circular

Schedules and Other Information

Schedule “B” – Audit Committee Information

The Terms of Reference for the Audit Committee and those items to be addressed as “Audit Committee Matters” are set out in our Annual Information Form available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Vermilion Energy Inc.  ■  2015 Management Proxy Circular  ■  Page B-1

Schedules and Other Information

Schedule “C” – Summary of Vermilion Incentive Plan

The Vermilion Incentive Plan (VIP) was approved by unitholders as of September 1, 2010, the date of our conversion from a trust to a corporation. It replaces the TAP (Trust Unit Award Incentive Plan) and all unit awards under the TAP were converted to share awards under the VIP as of September 1, 2010. At the annual general and special meeting on May 1, 2013, in conjunction with the approval of all unallocated share awards, Shareholders approved a reduction of treasury rolling reserve from 10% to 5% and amendments to the maximum number of common shares from treasury to be delivered to non-employee directors. The VIP provides employees, officers, directors and consultants of Vermilion and its affiliates with a stake in our future success and aligns their interests with those of Shareholders when they are granted share awards.

Condition	Plan Maximum
Reserved for issue to insiders	5% of Vermilion’s outstanding shares (less any shares reserved for issue to insiders under any other security-based compensation plan)
Total issued to any participant[1]	5% of Vermilion’s outstanding shares

Note:

1.	On a non-diluted basis.

The number of shares subject to a share award is determined at the time of grant. The vesting schedules are set out on page 59. Vesting occurs on April 1st of the third year following the grant date (or in thirds each year over three years for new hire or promotion based grants), or earlier upon termination or change of control (as noted below); or on a subsequent date in certain circumstances if there is a blackout on trading Vermilion’s shares at that time.

Within two and a half months of vesting, shares (or an equivalent cash value or a combination of cash and shares, as decided by the Board) are issued to the participant. Shares that vest before termination or any applicable notice date are paid in full. Unvested shares are treated as set out below, depending on the form of termination:

Form of Termination	Vesting and Exercise Provisions for Unvested Shares
Voluntary resignation or retirement	Expire on the last day of any notice period
Termination not for cause	Expire on the last day of any applicable notice period or in accordance with any severance agreement
Termination for cause	Expire on the date that notice of termination is given
Death	Vest as of the date of death, subject to any Board decision to apply a performance factor
Disability	Vest according to their normal schedule
Leave of absence	Are suspended until the return date and then the vesting schedule is increased by the length of the absence
Change of Control	Vest at the next applicable vesting date or immediately prior to effective time of change of control

Under the VIP, amendments: to cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirements of any stock exchange on which the common shares are listed; to change the early termination provisions of a share award or the plan which does not entail an extension beyond the original expiry date; or that of a “housekeeping nature” may be approved by the Board without Shareholder approval (but with consent of the TSX).

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Schedules and Other Information

The following are terms of the VIP:

•	Participants do not have the rights of Shareholders, including the right to vote, until shares have been issued under the share award.
•	The maximum number of common shares from treasury that may be delivered to non-employee directors upon vesting of share awards is limited to the lesser of $100,000 per annum and 0.50% of our common shares issued and outstanding immediately prior to the vesting date.
•	Share awards may not be transferred or assigned to anyone other than the estate or a beneficiary of a participant who has died.
•	The Board may amend, suspend or discontinue the VIP at any time, provided that, without Shareholder approval, no amendment may:
•	increase the maximum number of shares reserved for issue under the VIP;
•	add any form of financial assistance for the exercise of restricted shares;
•	impair or dilute the outstanding shares or material benefits of an awardee;
•	change the eligible participants in a way that increases participation by insiders; or
•	contravene TSX requirements or other laws.
•	The Board may not amend the pricing or extend the terms of share awards granted to insiders without Shareholder approval.
•	Vermilion and its related companies may not provide financial assistance for participants to purchase shares awarded under the VIP.
•	The maximum exercise and surrender periods are December 31st of the third year from the date of Grant.

•	The VIP does not have a fixed maximum aggregate number of shares available and so is subject to Shareholder approval (which was last given on May 1, 2013) when Shareholders approved all unallocated share awards under the plan for three years. The next Shareholder approval is scheduled for 2016.
•	Part-time work arrangements for employees, grants are adjusted for changes to part-time employment status; adjustments are directly proportionate to change to employment status (e.g. employee is going from 1.0 to 0.8 FTE, grant is adjusted by 20%).
•	The vesting of awards, issuance of shares and sale of shares for taxes occurs automatically under the plan. Where the VIP ceases to be an automatic plan, the vesting date of share awards that occurs during a blackout period is extended for ten business days from the end of the black-out period.
•	If shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to Shareholders to purchase shares at prices substantially below fair market value (as defined in the plan); or as a result of any recapitalization, merger, consolidation or other transaction that is not a change of control or a take-over bid, shares are converted into or exchangeable for any other securities, the Board may adjust the plan and outstanding share awards to prevent substantial dilution or enlargement of the rights of grantees.

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Schedules and Other Information

Schedule “D” – Summary of Employee Bonus Plan

The Bonus Plan provides the employees of Vermilion and its subsidiaries with potential bonus compensation. The purposes of the plan are to attract and retain our employees, to make their compensation competitive with other opportunities in the marketplace, to incentivize them to strive to reach our business objectives and to align the interests of our employees with those of our Shareholders.

Under the Bonus Plan, following an annual Board assessment of the performance of Vermilion and our employees, the Board designates employees to participate in the plan. Once participants are determined, the Board may then allocate a bonus to a participant in an amount determined by the Board in its sole discretion.

Payment of bonuses may be made in cash, shares or a combination of cash and shares as determined by the Board in its sole discretion. Bonuses are typically paid as soon as reasonably practicable after the end of each calendar year following the Board’s determination of bonuses. Shares issued under the bonus plan are priced at the closing price of the shares on the TSX on the trading day immediately before the grant by the Board of a bonus. If Vermilion is in a blackout, the shares are priced on a date following the end of the blackout as determined by the Board.

The following are other terms of the bonus plan:

•	Participation in the bonus plan does not confer any right to continued employment.
•	Participants whose employment is terminated are not entitled to receive a bonus except as determined by the Board, in its sole discretion, including termination due to disability, death or other circumstance.

•	Vermilion may withhold from payments made under the bonus plan to comply with tax withholding obligations.
•	Upon a change of control the bonus plan will terminate and each participant will be paid a final bonus in an amount determined by the Board to be appropriate.
•	The Board may amend, suspend, terminate or discontinue the bonus plan at any time, provided that no amendment may, without Shareholder approval:
•	Amend the number of shares issuable under the bonus plan;
•	Result in a material or unreasonable dilution in the number of outstanding shares or any material benefit to a participant; or
•	Change the scope of eligible participants in a way that broadens or increases participation by insiders of Vermilion.

We amended the bonus plan in February, 2011 to remove the reference to a maximum bonus pool of 2% of annual net operating income as this measure was used when we were a trust and is no longer applicable to us as a corporation. The amendment to the bonus plan in 2011 noted above was of a housekeeping nature that was approved by the Board in accordance with its authority under the bonus plan and did not require further approval of Shareholders.

At the annual general and special meeting on May 1, 2013, Shareholders approved an amendment to the Bonus Plan reducing the number of common shares reserved for issuance from treasury from 2,000,000 to 250,000.

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Schedules and Other Information

Schedule “E” – Summary of Employee Share Savings Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution to approve Vermilion's Employee Share Savings Plan pursuant to which 100,000 common shares of Vermilion will be reserved for issuance from treasury to fund employer contributions on behalf of participants.

The Employee Share Savings Plan allows full-time and part-time employees (including NEOs) of Vermilion and its subsidiaries to elect to contribute a portion of their earnings to the plan for the purchase of common shares of Vermilion. The amount that a participant may contribute ranges from a minimum of 1% to a maximum of 7% of a participant's earnings. For each participant Vermilion makes an employer contribution equal to 1.5 times the amount of each participant's personal contribution. A participant may make excess contributions under the Employee Share Savings Plan up to a maximum of such participant's earnings, however, excess contributions do not receive a corresponding employer contribution by Vermilion. Vermilion considers the Employee Share Savings Plan an integral element of its compensation program for employees and officers, as it strengthens Vermilion's ability to attract and retain qualified personnel and promotes investment in Vermilion, thereby aligning the interests of participating employees and officers with Shareholders.

The common shares held on behalf of participants under the Employee Share Savings Plan have historically been acquired by the plan agent through market purchases on the facilities of the TSX. The Employee Share Savings Plan provides that, where directed in writing by the Board, the plan agent shall use all or any combination of personal contributions, employer contributions (that are made in cash) and excess contributions to acquire common shares directly from Vermilion through issuances from treasury. If the Employee Share Savings Plan is approved by Shareholders Vermilion will, pursuant to a direction from the Board, make employer contributions under the plan by issuing common shares from treasury rather than funding such employer contributions with cash. In the current commodity price environment, Vermilion considers this amendment to the Employee Share Savings Plan to be a prudent use of the Company's cash resources.

Common shares issued from treasury under the Employee Share Savings Plan will be priced either: (i) if the plan agent acquires common shares through market purchases for a contribution period, treasury shares will be issued at a price equal to the weighted average purchase price of common shares purchased by the plan agent for such contribution period; or (ii) where all common shares are issued from treasury for a contribution period, treasury shares will be issued at the weighted average trading price of the common shares on the TSX on the ten (10) trading days preceding the treasury issuance date.

Other terms of the Employee Share Savings Plan include:

•	An aggregate of 100,000 common shares will be issuable pursuant to the Employee Shares Savings Plan, or approximately 0.093% of the issued and outstanding common shares as at March 15, 2015.
•	The number of common shares: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of the Company, at any time, in each case under the Plan or when combined with all other security based compensation arrangements of the Company, shall not exceed 10% of the Company's total issued and outstanding common shares. The Board may, subject to approval of the TSX or such other exchange on which the common shares are listed and all other necessary regulatory and Shareholder approvals, increase the maximum number of common shares issuable pursuant to the Plan.
•	A participant's entitlement to make further personal contributions and excess contributions and to receive employer contributions in respect thereof shall terminate immediately if any of the following occur: (i) the participant becomes totally and permanently disabled; (ii) the participant ceases to be an employee of Vermilion, including by way of resignation, retirement or termination (with or without cause); or (iii) the participant dies. Upon the occurrence of any such event, common shares held on behalf of a participant may be transferred and registered as directed by the participant; sold with the net proceeds distributed to the participant; or, if the common shares are held in an RRSP account, transferred to another RRSP account (to the extent permitted by law).
•	If a participant sells or withdraws common shares under the plan that were acquired by or issued to the plan agent in respect of employer contributions within one year of the acquisition or issuance, the participant is not entitled to receive employer contributions under the Employee Share Savings Plan for a period of 12 weeks thereafter.
•	Common shares held by the plan agent on behalf of participants are at all time vested in such participants.
•	A participant is not entitled to transfer any interest in common shares held by the plan agent on behalf of such participant, subject to a participant's right to terminate his or her participation in the Employee Share Savings Plan.

Vermilion Energy Inc.  ■  2015 Management Proxy Circular  ■  Page E-1

Schedules and Other Information

•	Under the Employee Share Savings Plan, amendments to cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirements of any stock exchange on which the common shares are listed; respecting administration and eligibility under the plan; or that of a “housekeeping nature”, may be approved by the Board without Shareholder approval (but with consent of the TSX).

The Board may amend, suspend or discontinue the Employee Share Savings Plan at any time, provided that, without Shareholder approval, no amendment may:

•	amend the number of common shares issuable under the plan;
•	increase participation limits solely to the benefit of insiders of Vermilion; or
•	amend the amendment provision of the plan.

The Board has approved the Employee Share Savings Plan as described herein, and Shareholder approval of the Employee Share Savings Plan (including the approval of up to 100,000 common shares to be issued from treasury thereunder) is being sought at the Meeting.

We recommend that you vote FOR the approval of the Employee Share Savings Plan. The people named in the enclosed proxy will vote FOR the approval of the Employee Shares Savings Plan unless you tell them to withhold your vote.

Page E-2  ■  Vermilion Energy Inc.  ■  2015 Management Proxy Circular

Corporate Information

Vermilion Stock Exchange Listings

Toronto Stock Exchange: VET

New York Stock Exchange: VET

Transfer Agent and Trustee

Computershare Trust Company of Canada

9th Floor, 100 University Avenue

Toronto, Ontario, Canada M5J 2Y1

Phone: 1.800.564.6253

Auditors

Deloitte LLP

Calgary, Alberta

Legal Counsel

Norton Rose Fulbright Canada LLP

Calgary, Alberta

Governance Documents

Vermilion’s governance documents are available at www.vermilionenergy.com. Hard copies may be requested by emailing investor_relations@vermilionenergy.com. Governance documents include our:

✓	Board Operating Guidelines
✓	Committee Guidelines
✓	Code of Ethics
✓	Terms of Reference for the Board
✓	Terms of Reference for the Chairman
✓	Terms of Reference for the Directors
✓	Terms of Reference for the CEO
✓	Terms of Reference for the Audit Committee
✓	Terms of Reference for the Governance and Human Resources Committee
✓	Terms of Reference for the Health, Safety and Environment Committee
✓	Terms of Reference for the Independent Reserves Committee

Vision

To be recognized as the best high dividend oil and gas producer using a value driven growth strategy

Mission

To consistently deliver superior rewards to investors, employees, partners and the communities in which we operate

Core Values

Excellence     ■     Trust    ■     Respect     ■     Responsibility

EXCELLENCE

We aim for exceptional results in everything we do.

TRUST

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

RESPECT

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

RESPONSIBILITY

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.

VERMILION ENERGY

Telephone: 1.403.269.4884
Facsimile: 1.403.476.8100
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com

vermilionenergy.com

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